     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 1, 1998

                                                      REGISTRATION NO. 333-46973
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 PRE-EFFECTIVE

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                         THE SPORTS CLUB COMPANY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                       DELAWARE                                              95-4479735
   (STATE OR OTHER JURISDICTION OF INCORPORATION OR             (I.R.S. EMPLOYER IDENTIFICATION NO.)
                     ORGANIZATION)

                      11100 SANTA MONICA BLVD., SUITE 300
                         LOS ANGELES, CALIFORNIA 90025
                                  310-479-5200
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                D. MICHAEL TALLA
                             CHAIRMAN OF THE BOARD
                         THE SPORTS CLUB COMPANY, INC.
                      11100 SANTA MONICA BLVD., SUITE 300
                         LOS ANGELES, CALIFORNIA 90025
                                  310-479-5200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                JOSEPH P. BARTLETT, ESQ.                                   GLENN D. SMITH, ESQ.
         KINSELLA BOESCH FUJIKAWA & TOWLE, LLP                        STROOCK & STROOCK & LAVAN LLP
          1901 AVENUE OF THE STARS, 7TH FLOOR                       2029 CENTURY PARK EAST, SUITE 1800
             LOS ANGELES, CALIFORNIA 90067                            LOS ANGELES, CALIFORNIA 90067
                     (310) 201-2000                                           (310) 556-5800

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of the Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

    If this form is filed to register additional securities or an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION DATED APRIL 1, 1998


PROSPECTUS

                                6,000,000 SHARES

                   [LOGO]  THE SPORTS CLUB COMPANY, INC.

                                  COMMON STOCK

                            ------------------------

     The Sports Club Company, Inc. (the "Company") is hereby offering (the "Offering") 6,000,000 shares of the Company's common stock, $.01 par value per share (the "Common Stock"). The Common Stock is listed on the American Stock Exchange ("AMEX") under the symbol "SCY." On March 25, 1998, the last sale price of the Common Stock was $8.8125 per share, as reported by the AMEX. See "Price Range of Common Stock." At the request of the Company, up to 600,000 shares of Common Stock have been reserved for sale in the Offering to certain individuals, including directors and employees of the Company, members of their families, and other persons having business relationships with the Company. See "Underwriting."

     SEE "RISK FACTORS" COMMENCING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION
OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRE-SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================================
                                                                       UNDERWRITING
                                                    PRICE TO          DISCOUNTS AND         PROCEEDS TO
                                                     PUBLIC           COMMISSIONS(1)         COMPANY(2)
------------------------------------------------------------------------------------------------------------
Per Share....................................          $                    $                    $
------------------------------------------------------------------------------------------------------------
Total(3).....................................          $                    $                    $
============================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Before deducting expenses payable by the Company estimated at $450,000.

(3) The Company and certain stockholders have granted to the Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of 900,000 additional shares of Common Stock at the price to the public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Company and Proceeds to the selling stockholders will be
    $        , $        , $        and $        , respectively. See "Principal
    and Selling Stockholders" and "Underwriting."

     The shares of Common Stock are being offered hereby by the several Underwriters named herein subject to prior sale, when, as, and if accepted by them, and subject to certain prior conditions including the right of the Underwriters to reject orders in whole or in part. It is expected that the delivery of such shares will be made in New York, New York, on or about
                 1998.

SCHRODER & CO. INC.
                       PRUDENTIAL SECURITIES INCORPORATED
                                                        SUTRO & CO. INCORPORATED

                                            , 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the consolidated financial statements and notes thereto, appearing elsewhere in this Prospectus. Prospective investors should carefully consider the information set forth under "Risk Factors." Unless otherwise indicated, the "Company" refers to The Sports Club Company, Inc., its predecessors and its subsidiaries. Unless otherwise indicated, the information contained in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY


     The Sports Club Company, Inc. operates sports and fitness clubs ("Clubs"), primarily under the "Sports Club" and "Spectrum Club" names. Sports Clubs have been developed as "urban country clubs" offering a full range of services, including numerous fitness and recreation options, diverse facilities and other amenities. Spectrum Clubs are designed as smaller-scale Sports Clubs with an extensive but smaller range of services. Both Sports Clubs and Spectrum Clubs are marketed to affluent, health conscious individuals who desire a premier Club. The membership fees at Sports Clubs are higher than membership fees charged at Spectrum Clubs; membership fees at both Clubs are higher than those charged by most other Clubs, which do not provide as many services.


     The Company currently owns interests in 14 Clubs. In 1997 the Company acquired a Club in Henderson, Nevada which is now operated as The Sports Club/Las Vegas, acquired four Clubs in Southern California which are now operated as Spectrum Clubs and opened a Spectrum Club in Valencia, California. The Company currently operates The Sports Club/LA, The Sports Club/Irvine, the Reebok Sports Club/NY and The Sports Club/Las Vegas, and operates 10 Spectrum Clubs in Southern California.


     The Company's strategy is to develop and acquire multi-amenity Clubs complementary to existing Sports Clubs and Spectrum Clubs and to develop and implement new programs at existing Clubs to expand membership and increase revenues. The Company intends to develop and acquire Sports Clubs in selected metropolitan areas where a sufficient potential membership base exists to support a 80,000 square foot or larger facility. To expand the Spectrum Club name and concept, the Company intends to develop and acquire suitable Clubs located in or adjacent to metropolitan areas either near a Sports Club or in areas where the potential membership base is significant but will not support a Sports Club facility. The Company is currently developing additional Sports Clubs in several locations including New York, New York, Washington, D.C., Houston, Texas, San Francisco, California, and Boston, Massachusetts, and Spectrum Clubs in Anaheim Hills, Puente Hills and Thousand Oaks, California. The Clubs are expected to open from late 1998 through 2001. The Company believes that, because of the established reputation of the Company and the prestige associated with the Sports Clubs and the Spectrum Clubs, developers view the Clubs as valuable components of multi-use developments.


     According to the International Health, Racquet & Sportsclub Association ("IHRSA"), the industry's leading trade organization, revenues generated by the United States fitness club industry increased at a compound annual rate of 9.4% from $5.5 billion in 1991 to $8.6 billion in 1996. Over the same period, memberships in all Clubs have grown at a 4.5% compound annual growth rate, to
20.8 million. Both Club revenues and memberships have benefited from the increasing awareness among the general public of the importance of physical exercise. The sports and fitness Club industry is highly fragmented and competitive. According to IHRSA, there were more than 13,000 Clubs in operation during 1996. According to Club Industry magazine, however, the ten largest companies in the industry account only for approximately 15% of all industry revenue and own less than 10% of all Clubs. The Company believes that these factors, among others, provide an opportunity for continued revenue growth for Clubs such as Sports Clubs and Spectrum Clubs.

     The Company believes that it possesses one of the most experienced management teams in the industry. Four of the Company's executives each have more than 18 years experience in the Club industry and have been working for the Company and its predecessors for more than ten years. Management believes that it has the depth and experience to manage the Company's internal and external growth.

                                  THE OFFERING


COMMON STOCK OFFERED................     6,000,000 shares(1)



COMMON STOCK TO BE OUTSTANDING AFTER
THE OFFERING........................     20,218,645 shares(2)



USE OF PROCEEDS.....................     Of the approximately $49.8 million
                                         estimated net proceeds of the Offering,
                                         approximately $38.8 million will be
                                         used to repay outstanding indebtedness
                                         and the balance will be used for
                                         general corporate purposes, including
                                         to acquire and develop new Clubs. See
                                         "Use of Proceeds".


AMEX COMMON STOCK SYMBOL............     SCY

---------------


(1) Does not include up to 800,000 shares to be issued by the Company and up to 100,000 shares to be sold on a pro rata basis by certain stockholders upon exercise of the Underwriter's over-allotment option (see "Underwriting" and "Principal and Selling Stockholders").



(2) Does not include 1,038,000 additional shares reserved for issuance under the Company's employee and director stock plans at December 31, 1997 under which there were outstanding options to purchase 642,500 shares at a weighted-average exercise price of $3.77 per share. Options were exercised for 2,667 shares subsequent to December 31, 1997. Also does not include 159,081 shares reserved for issuance on December 31, 1998, as consideration for the four Spectrum Clubs acquired from Racquetball World (see "The Company").

                      SUMMARY CONSOLIDATED FINANCIAL DATA
              (IN THOUSANDS EXCEPT PER SHARE DATA AND OTHER DATA)

     The following summary consolidated financial and other data of the Company are as of the end of and for each of the years in the three-year period ended December 31, 1997, and are derived from the audited consolidated financial statements of the Company. The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's historical consolidated financial statements, including the notes thereto, appearing elsewhere herein.

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1995      1996      1997
                 STATEMENT OF INCOME DATA:                    -------   -------   -------
Revenues....................................................  $34,659   $36,918   $61,154
Operating expenses:
  Direct....................................................   21,730    22,989    43,517
  Selling, general and administrative.......................    5,486     6,052     6,607
  Depreciation and amortization.............................    2,775     2,490     3,919
                                                              -------   -------   -------
     Total operating expenses...............................   29,991    31,531    54,043
                                                              -------   -------   -------
     Income from operations.................................    4,668     5,387     7,111
Other Income (expense):
  Interest..................................................   (2,600)   (2,682)   (3,206)
  Minority interests........................................     (150)     (150)      (22)
  Equity interest in net income of unconsolidated
     subsidiaries...........................................      860       631       696
  Non-recurring items.......................................       --      (300)   (2,025)
                                                              -------   -------   -------
     Total other income (expense)...........................   (1,890)   (2,501)   (4,557)
                                                              -------   -------   -------
     Income before income taxes.............................    2,778     2,886     2,554
Provision for income taxes..................................    1,139     1,183     1,014
                                                              -------   -------   -------
  Net income................................................  $ 1,639   $ 1,703   $ 1,540
                                                              =======   =======   =======
Net income per share:
  Basic.....................................................  $  0.14   $  0.15   $  0.12
                                                              =======   =======   =======
  Diluted...................................................  $  0.14   $  0.15   $  0.12
                                                              =======   =======   =======
Net income per share before non-recurring items (Basic and
  Diluted)..................................................  $  0.14   $  0.17   $  0.22
                                                              =======   =======   =======
Weighted-average number of common shares outstanding:
  Basic(1)..................................................   11,353    11,355    12,524
                                                              =======   =======   =======
  Diluted(1)................................................   11,357    11,360    12,683
                                                              =======   =======   =======
OTHER DATA:
Total Clubs operated at end of period.......................        8         8        14
Average membership during the period........................   42,368    45,219    51,038
Members at end of period....................................   44,114    45,220    75,269


                                                                 AT DECEMBER 31, 1997
                                                              --------------------------
                                                               ACTUAL    AS ADJUSTED (2)
                    BALANCE SHEET DATA:                       --------   ---------------
Cash and cash equivalents...................................  $  1,581      $ 18,651
Property, plant and equipment...............................   106,791       106,791
Total assets................................................   131,561       148,331
Long-term debt, including current installments..............    50,798        20,887
Stockholders' equity........................................    58,477       106,336


---------------

(1) Does not include up to 159,081 shares reserved for issuance on December 31, 1998, as consideration for the acquisition of the Spectrum Clubs acquired from Racquetball World (see "The Company").

(2) As adjusted to give effect to the issuance and sale of the Common Stock offered hereby at an assumed public offering price of $8.8125 per share, and the application of the estimated net proceeds as set forth under "Use of Proceeds."

                                  RISK FACTORS

     An investment in the Common Stock involves a high degree of risk. Prospective purchasers of the Common Stock offered hereby should consider the following risk factors, in addition to the other information set forth in this Prospectus, before purchasing any Common Stock. Certain information contained in this Prospectus constitutes "forward-looking" statements, which statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following factors constitute cautionary statements identifying important factors, including certain risks and uncertainties with respect to such forward-looking statements that could cause actual results to differ materially from those reflected in such forward-looking statements.

ATTRACTION AND RETENTION OF MEMBERS

     The Company's profitability is dependent on its ability to attract and maintain its membership levels at its Clubs, and there can be no assurance that it will be successful in these efforts, or that the membership levels at one or more of its Clubs will not decline. There are numerous factors that could lead to a decline in membership levels or that could prevent the Company from increasing its membership at newer Clubs (at which membership is generally not yet at a mature level), including the public image of the Clubs, the ability of the Clubs to deliver quality service at a competitive cost, the presence of direct and indirect competition in the areas in which the Clubs are located, the public's interest in Clubs and general economic conditions. In addition, from time to time the Company may close a Club and attempt to move members of such Club to a different Club or may have to temporarily relocate members if a Club is closed for remodeling or due to fire, earthquake or other casualty. In such cases, the inability of the Company to successfully transfer and retain members will lead to an overall membership decline. Additionally, conditions in the markets in which the Company operates may limit the Company's ability to maintain or increase membership pricing without a material loss in membership. As a result of these factors, there can be no assurance that the Clubs' membership levels will be adequate to maintain or permit the expansion of their operations.

ABILITY TO DEVELOP AND ACQUIRE ADDITIONAL CLUBS

     The Company's strategy is to develop and acquire premier Clubs in order to respond to the public's demand for a wide variety of sports, fitness and social activities. However, there can be no assurance that such new Clubs will be developed or acquired. The successful development of new Clubs will depend on various factors, including the ability of the Company to obtain financing, the availability of suitable sites for Clubs, the ability of the Company to successfully negotiate satisfactory lease and other contracts and to meet construction schedules and budgets, and the degree to which the Company can attract members to the newly developed Clubs. The successful acquisition of new Clubs will depend on similar factors, including the ability of the Company to obtain financing, the competitive environment for acquisitions, the ability of the Company to improve operations or other aspects of the Clubs, and the ability of the Club to retain existing and attract new members, which will depend upon the degree to which existing and potential members are receptive to the Company's policies, including higher membership fees. As a result of the foregoing, there can be no assurance that the Company will be able to develop or otherwise acquire any particular Club, that it will be able to expand into areas which it has targeted or that the Company's expansion will not adversely affect its operations. Additionally, recently-opened Clubs which have not yet achieved maturity generally operate at a loss or at only a slight profit during their first years of operation as a result of fixed expenses which, together with variable operating expenses, approximate or exceed membership fees and other revenues. The various risks associated with the Company's development and acquisition of Clubs and uncertainties regarding the profitability of such operations could have a material adverse effect on the Company's financial condition and results of operations. Currently, the Company is in the process of integrating the operation of four Spectrum Clubs acquired in December 1997. See "The Company."

NEED FOR ADDITIONAL FINANCING

     Expansion of the Company's operations through the development and acquisition of additional Clubs will require substantial amounts of capital. The Company's existing credit facility terminates 60 days following the Offering; the Company is in the process of negotiating to renew, extend or replace its existing credit facility. There can be no assurance that such credit facility will be renewed, extended or replaced in a timely manner, if at all. The availability of financing may affect the Company's ability to expand. To finance expansion, the Company may seek additional borrowings, and may seek further equity investments. The Company will also consider entering into joint venture and partnership agreements for the purpose of developing new Clubs. There can be no assurance that funds for such expansion, whether from equity or debt financings or other sources, will be available or, if available, will be on terms satisfactory to the Company. The Company's future growth may be limited if it is unable to complete either the development or acquisition of new Clubs due to a lack of satisfactory financing alternatives, which would have a material adverse effect on the Company.

RISKS INVOLVED IN DEVELOPMENT ACTIVITIES THROUGH PARTNERSHIPS AND JOINT VENTURES

     The Company owns interests in the Spectrum Club/Manhattan Beach and the Reebok Sports Club/NY in partnership with other investors, and has entered, and may continue to enter, into similar partnership or joint venture arrangements in the future. Partnership and joint venture developments may, under certain circumstances, present certain risks to the Company, including the possibility that the Company's partners or co-venturers might become bankrupt and that such partners or co-venturers might have economic or other business interests or objectives that are inconsistent with the Company's interests or objectives. Such partners or co-venturers may also be in a position to take actions contrary to the Company's interests and objectives and cause delays or impasses which may prevent the Company from implementing business decisions with respect to the partnerships and joint ventures. These risks are heightened in Clubs (such as the Spectrum Club/ Manhattan Beach and the Reebok Sports Club/NY) where the Company's partners may, under certain circumstances, have the right to assert control over the day-to-day operations of the Clubs. In addition, the Company's agreements relating to the Reebok Sports Club/NY prohibit the Company from opening or engaging in pre-sale activities relating to a sports and fitness Club which exceeds 30,000 square feet prior to June 1999 in New York City or within a 10 mile radius of the Reebok Sports Club/NY. There can be no assurance that the foregoing factors will not have a material adverse effect on the Company's results of operation and financial condition.

RELATIONSHIP WITH MILLENNIUM; CONFLICTS OF INTEREST

     Millennium Entertainment Partners, L.P., along with its affiliates (collectively, "Millennium") is the second largest shareholder of the Company, with 3,929,863 shares or 27.6% of the outstanding Common Stock. Additionally, Millennium is a partner with the Company in the Reebok-Sports Club/ NY partnership as well as the landlord of the building in which the Reebok Sports Club/NY is located. In 1997, Millennium and the Company entered into leases with respect to the development of two additional Sports Clubs in Washington, D.C. and San Francisco, California, and are currently negotiating the terms of a lease for an additional Sports Club in Boston, Massachusetts (see
"Business -- Acquisition and Development of Additional Clubs"). In addition, the Company and Millennium entered into agreements in March 1998 pursuant to which Millennium will acquire and develop or finance the acquisition and development of sites for Sports Clubs in La Jolla, California and Houston, Texas. On June 11, 1997, the Company issued to Millennium 2,105,263 shares of Common Stock in exchange for $10.0 million consisting of $5.0 million in cash and certain interests of Millennium in the Reebok-Sports Club/NY partnership, including a 9.9% interest in the partnership and a $2.5 million promissory note issued by the partnership. The Company also granted to Millennium certain registration and preemptive rights, which preemptive rights have been waived with respect to the Offering. In addition, the Company and certain of its shareholders have agreed to cause a nominee of Millennium to be appointed or elected to the Board of Directors of the Company; Brian J. Collins, an officer of Millennium, is currently a member of the Company's Board of Directors as Millennium's nominee. On December 31, 1997, the Company sold to Millennium an additional 625,000 shares of Common Stock for $5.0 million to fund the acquisition of four Spectrum Clubs from Racquetball World. In addition, Millennium provided a capital lease for two such Spectrum Clubs. Millennium has the right to require the Company to purchase the property under certain circumstances, including consummation of the Offering. Millennium has agreed to waive this right with respect to the Offering. The Company intends to utilize a portion of the proceeds of the Offering to repurchase such properties. In addition, through its rights under its various agreements with the Company, Millennium may have the ability to advance its economic or business interests or objectives which may conflict with those of the Company and cause delays which would not be in the Company's best interest. Any such conflict or delay could have a material adverse effect on the Company's financial condition and results of operations. See "Certain Transactions."



     In addition, the Company has entered into an agreement with RM Sports Club, Inc., an entity controlled by D. Michael Talla, the Company's Chairman and Chief Executive Officer, and Rex A. Licklider, the Company's Vice-Chairman, relating to the potential acquisition of a Club in New York City. Pursuant to such agreement, RM Sports Club, Inc. intends to make a $1.0 million deposit to secure the right to acquire the Club while the Company completes its review of the acquisition, and has agreed to transfer its rights to the Company in exchange for reimbursement of such deposit, without interest. In the event the Company determines not to pursue such acquisition, RM Sports Club, Inc. will have the right to transfer its rights to a third party.


CONTROL BY PRINCIPAL SHAREHOLDERS, OFFICERS AND DIRECTORS

     Upon consummation of the Offering, the Company's principal shareholders, officers, directors and their affiliates will beneficially own, in the aggregate, approximately 50.2% of the outstanding shares of the Common Stock (approximately 47.9% assuming the full exercise of the Underwriters' over-allotment option). As a result, such persons, acting together, will continue to have control over all matters requiring shareholder approval. The concentration of ownership under certain circumstances could have the effect of delaying or preventing a change in control of the Company.


DEPENDENCE ON SINGLE GEOGRAPHIC AREA



     Although the Company is in the process of developing Clubs in other areas, currently all operating Clubs other than the Reebok Sports Club/NY and The Sports Club/Las Vegas are located in Southern California and thus the operating results of the Company are susceptible to events in this area, including natural disasters. All of the Clubs maintain comprehensive casualty, liability and business interruption insurance and all Clubs located in California maintain earthquake insurance. The Company believes that its insurance coverage is in accordance with industry standards. There are, however, certain types of losses which may be either uninsurable or not economically insurable. Accordingly, there can be no assurance that any insurance proceeds will adequately compensate for all economic consequences of any loss. Should an uninsured loss occur, the Company could lose both its invested capital in a particular Club or Clubs and its anticipated profits from such Club or Clubs. Any such event could have a material adverse effect on the Company's financial condition and results of operations.


COMPETITION

     The sports and fitness industry is highly competitive. Despite recent consolidation activities, the industry remains highly fragmented. Some of the Company's competitors are significantly larger and have greater financial and operating resources than the Company. In addition, a number of individual and regional operators compete with the Company throughout the Company's existing and targeted markets. These competitors compete with the Company both for members and for acquisitions of other Clubs. The Company also competes with recreational facilities established by governments and businesses, the YMCA and YWCA, country clubs and weight-reducing salons, as well as products and services that can be used in the home. Other entertainment and retail businesses also compete with the Company for the discretionary income of its target market. The Company believes that additional sports and fitness competitors will emerge in the future, some of which may be larger and have greater financial and operating resources than the Company. There can be no assurance that such competition will not have a material adverse effect on the Company's financial condition and results of operations.

HEALTH RISKS

     Use of the Company's fitness Clubs poses some potential health risks to members or guests through exertion and use of the Company's services and facilities including exercise equipment. There can be no assurance that a claim against the Company for death or an injury suffered by members or their guests while exercising at a Club will not be asserted or that the Company would be able to successfully defend any claim that might be asserted. The Company currently maintains general liability coverage; however, there can be no assurance that the Company will be able to maintain such liability insurance on acceptable terms in the future or that such insurance will provide adequate coverage against potential claims.

GOVERNMENT REGULATION

     The operations and business practices of the Company are subject to regulation at federal, state and, in some cases, local levels. General rules and regulations of the Federal Trade Commission (the "FTC"), and of state and local consumer protection agencies, and state statutes apply to the Company's advertising, sales and other trade practices, including the sale of memberships and the financing and collection of membership fees. Although the Company is not aware of any proposed material changes in any such statutes, rules or regulations, any changes could have a material adverse effect on the Company's financial condition and results of operations.

STAFFING AND LABOR COSTS

     The Company is dependent upon the available labor pool of semi and unskilled employees. The Company is also subject to the Fair Labor Standards Act, which governs such matters as a minimum wage, overtime and other working conditions. A shortage in the labor pool or other general inflationary pressures or changes in applicable laws and regulations could require the Company to enhance its wage and benefits packages. There can be no assurance that the Company's labor costs will not increase. Any increase in such costs could have a material adverse effect on the Company's financial condition and results of operations.

DEPENDENCE UPON KEY PERSONNEL

     The Company is dependent upon the efforts and skills of its executive officers, who have substantial experience in the sports and fitness club industry. The loss of one or more of such officers could have a material adverse impact on the Company's operations. In addition, the development and expansion of the Company's business will require additional experienced management and operations personnel. No assurance can be given that such employees will be available to, or can be retained by, the Company.

CERTAIN ANTI-TAKEOVER CHARTER PROVISIONS AND EFFECTS OF DELAWARE LAW; CLASSIFIED BOARD MAY DELAY OR PREVENT CORPORATE TAKE-OVER

     The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which may have the effect of deterring hostile takeovers or delaying changes in control of the Company. The Company also has a classified Board of Directors such that less than a majority of the members of the Board are elected at each annual meeting of shareholders. Classified boards may have the effect of delaying, deferring or discouraging changes in control of the Company. In addition, the Board of Directors has authority to issue up to 1,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any such Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. In addition, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. Furthermore, certain provisions of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving the Company.

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of shares of Common Stock in the public market following the Offering could have an adverse effect on the market value of the Common Stock. Upon completion of the Offering, the Company will have outstanding 20,221,312 shares of Common Stock, or 21,021,312 shares if the Underwriters' over-allotment option is exercised in full. Of these shares, all of the Common Stock being sold hereby and 11,200,691 shares held by existing stockholders will, subject to the agreements described below, be freely tradeable (unless such shares are held by an "affiliate" of the Company as such term is defined in the Securities Act of 1933, as amended (the "Securities Act"), without restriction or registration under the Securities Act. The remaining 3,020,621 shares were issued and sold by the Company in private transactions ("Restricted Shares") and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 thereunder. 2,395,621 of these shares have been registered for public sale under the Securities Act. The Company has reserved 1,035,333 shares of Common Stock for issuance under the 1994 Stock Incentive Plan and the 1994 Stock Compensation Plan, options to purchase 637,833 shares of which are outstanding. The Company and its officers, directors and certain shareholders owning an aggregate of 9,998,064 shares of Common Stock and options to acquire 385,000 shares of Common Stock have agreed with Schroder & Co. Inc. not to, directly or indirectly, sell or otherwise transfer any interest in the Common Stock for a period of 90 days following the Offering without the consent of Schroder & Co. Inc. Schroder & Co. Inc. may, in its sole discretion and at any time without notice, allow the sale of all or any portion of such Common Stock. No predictions can be made as to the effect, if any, that market sales of Common Stock or the availability of Common Stock for sale will have on the market price prevailing from time to time. Sale of a substantial number of shares of Common Stock in the public market following the Offering could have an adverse effect on the market value of the Common Stock. See "Shares Eligible for Future Sale."


VOLATILITY OF PRICE OF COMMON STOCK

     The market price of the securities offered hereby could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for securities offered hereby, variations in the Company's operating results or the operating results of other sports and fitness companies, changes in general conditions in the economy, the sports and fitness industry, or other developments affecting the Company, its competitors or the financial markets, could cause the market price of the Common Stock to fluctuate significantly. In addition, the stock market has recently experienced broad price and volume fluctuations that have often been unrelated to the operating performance of particular companies. These market fluctuations could have an adverse effect on the market value of the Common Stock. See "Price Range of Common Stock and Related Matters."

DIVIDEND POLICY

     The Company has never declared or paid any dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. It is the Company's present policy to retain earnings for use in its operations and the expansion of its business. In addition, the Company's ability to pay cash dividends is limited by its current financing agreements and may be similarly limited by future financing agreements.

                                  THE COMPANY

     The Sports Club Company, Inc. (the "Company") operates sports and fitness clubs ("Clubs"), primarily under the "Sports Club" and "Spectrum Club" names. The Company currently owns interests in 14 Clubs. The Company's strategy is to develop and acquire multi-amenity Clubs complementary to existing Sports Clubs and Spectrum Clubs and to develop and implement new programs at existing Clubs to expand membership and increase revenues. In 1997, the Company acquired and developed the Clubs described below:

     Racquetball World Acquisition. In December 1997, the Company acquired four Spectrum Clubs from Racquetball World for a total purchase price of approximately $19.4 million, consisting of $6.0 million in cash, $10.0 million in capital lease financing from Millennium, the assumption of $2.0 million of debt and the agreement to issue to the Sellers up to 159,081 shares of Common Stock (the shares of Common Stock will be issued to Sellers on December 31, 1998, and are subject to reduction if certain liabilities of the Clubs exceed agreed-upon amounts). See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Certain Transactions."

     The buildings in which the four Clubs are situated consist of approximately 323,000 square feet, and reported gross revenues of approximately $8.9 million during the 12 months ended September 30, 1997. The Company expects to spend approximately $4.0 million over the next 12 months in order to renovate the Clubs and $2.0 million for new equipment at the Clubs. The Company is introducing various fitness programs and services typically offered at Spectrum Clubs, and is evaluating the introduction of spa and physical therapy services at the Clubs. The Company intends to initiate increases in membership fees in conjunction with making the foregoing improvements. The foregoing changes are designed to attract and retain members at these facilities, and to increase revenues both from membership fees and auxiliary services.


     The Sports Club/Las Vegas. The Company acquired The Sports Club/Las Vegas in August 1997 for a total purchase price of approximately $6.7 million consisting of approximately $4.3 million in cash, $750,000 in equipment financing and the issuance of 290,358 shares of Common Stock. The Club, located in Henderson, Nevada (approximately three miles east of the Las Vegas airport), consists of a 136,000 square foot facility and offers members services comparable to other Sports Clubs. This Club reported revenues of $5.6 million during the 12 months ended December 31, 1997. The Company has implemented a capital improvement plan at this Club totalling approximately $1.0 million to expand the fitness areas, upgrade the locker facilities and purchase new equipment. The Company also plans to enhance revenues at this facility by directly providing certain services, including private training, pro shop and spa, that were previously contracted out to third parties. The foregoing changes are designed to attract and retain members at these facilities, and to increase revenues both from membership fees and auxiliary services.


     Spectrum Club/Valencia. In July 1997, the Company completed development and opened the Spectrum Club/Valencia. This 57,000 square foot Club is situated in a fast-growing, affluent community north of Los Angeles. The Club was developed at a cost to the Company of approximately $4.0 million and opened with 3,527 members, a figure which had increased to 5,443 at January 31, 1998. The Club provides facilities and other services comparable to other Spectrum Clubs. The Company has developed specific programming to accommodate the needs of this suburban community and will soon expand this Club and add additional programming focused on youth and teen activities.


     Additional Acquisitions and Developments. As discussed in
"Business -- Acquisition and Development of Additional Clubs," the Company is currently developing additional Sports Clubs and Spectrum Clubs in California, Massachusetts, New York, Texas, and Washington, D.C.


     The Company's executive offices are located at 11100 Santa Monica Boulevard, Suite 300, Los Angeles, California 90025, and its telephone number is 310-479-5200.

                                USE OF PROCEEDS


     The net proceeds of the Offering (after deducting discounts, commissions, estimated fees and other expenses in connection with the Offering) are estimated to be approximately $49.8 million (or approximately $56.5 million if the Underwriters' over-allotment is exercised in full). Such proceeds will be used to (i) retire existing indebtedness and (ii) for general corporate purposes, which may include the development and acquisition of Clubs. Except as described herein, the Company currently has no binding agreement or understanding with respect to any future acquisition. Pending the uses outlined in this table, the Company will invest the net proceeds in short-term investment-grade, interest bearing securities. The Company is currently in the process of negotiating to renew, extend or replace its credit facility which terminates sixty days following the consummation of the Offering. Until the Company has in place such facility, the Company may delay payment of one or more of the obligations described below. In the event that the Company is unable to renew, extend or replace its credit facility on acceptable terms, the Company may elect not to repay the Spectrum Club/Agoura Hills note and will instead use the funds for general corporate purposes.


     The following table summarizes the uses of the proceeds (amounts shown are in millions):


Prepay The Sports Club/LA note(1)...........................  $25.0
Repay credit facility(2)....................................   11.3
Prepay Spectrum Club/Agoura Hills note(3)...................    2.5
General corporate purposes..................................   11.0


---------------

(1) Prepayment of all outstanding obligations under the note between AT&T Commercial Finance Corporation ("AT&T") and L.A./Irvine Sports Clubs, Ltd. ("The Sports Club/LA Note"), currently estimated to be approximately $22.2 million, plus a prepayment fee of approximately $2.8 million. The Sports Club/LA Note bears interest at a rate per annum equal to 10.63% and requires monthly installment payments of approximately $262,000 with the remaining principal balance of approximately $17.5 million due and payable on April 1, 2003. The Sports Club/LA Note may be extended by the Company for a period of five years under certain circumstances. The Sports Club/LA Note is not subject to prepayment until April 1, 2000; however, AT&T has agreed to permit the Company to prepay the loan on or before April 30, 1998 provided it pays a prepayment fee estimated to be approximately $2.8 million. The Sports Club/LA Note is secured by The Sports Club/LA.



(2) Payment of all amounts outstanding under the Company's credit facility in the amount of $15.0 million. On December 31, 1997, approximately $5.0 million was outstanding under this facility. On March 20, 1998, the amount outstanding on this facility was approximately $11.3 million. The advances under the credit facility have been used by the Company to develop Clubs and to provide working capital. The Company may borrow funds under this facility until the earlier of June 30, 1998 or consummation of certain financing transactions by the Company, including the Offering; provided that, with respect to the Offering, the Bank has agreed that the facility will not terminate until 60 days following consummation of the Offering. Upon consummation of such a financing transaction, the facility is due and payable in full; otherwise, the Company will be required to make monthly payments of $250,000 beginning July 1, 1998, with all remaining amounts becoming due and payable on October 30, 1998. Advances under the facility bear interest at a variable rate equal to LIBOR plus 2 1/2% or the lender's prime rate plus 1/2%. At February 25, 1998, the advances accrued interest at the weighted-average rate of 8.33% per annum.



(3) Prepayment of all outstanding obligations under a note between Hawthorne Savings and Loan Association and the Company. The note bears interest at a rate per annum equal to 8.5%. The principal is payable in monthly payments of approximately $20,000 with a final maturity in April 2024. This note is secured by the Spectrum Club/Agoura Hills.

                PRICE RANGE OF COMMON STOCK AND RELATED MATTERS

     The Common Stock is traded on the AMEX under the symbol "SCY." The following table sets forth the quarterly high and low sale prices for the Common Stock for the periods indicated, as reported by the AMEX.


                                                               PRICE RANGE OF
                                                                COMMON STOCK
                                                              ----------------
                      CALENDAR QUARTER                         HIGH      LOW
                      ----------------                        ------    ------
Year Ended December 31, 1996:
  First Quarter.............................................  $3.375    $2.125
  Second Quarter............................................   3.250     2.438
  Third Quarter.............................................   3.375     2.313
  Fourth Quarter............................................   3.375     2.375
Year Ended December 31, 1997:
  First Quarter.............................................   5.125     2.625
  Second Quarter............................................   5.375     4.125
  Third Quarter.............................................   8.875     5.250
  Fourth Quarter............................................   9.500     7.750
Year Ending December 31, 1998:
  First Quarter (through March 25, 1998)....................   9.188     8.250



     As of March 25, 1998, there were 48 stockholders of record of the Company's Common Stock. As of March 25, 1998, the closing price of the Common Stock, as reported by AMEX, was $8.8125.


                                DIVIDEND POLICY

     The Company has never declared or paid any dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. It is the Company's present policy to retain earnings for use in its operations and the expansion of its business. In addition, the Company's ability to pay cash dividends is limited by its current financing agreements and may be similarly limited by future financing agreements.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997, and as adjusted to give effect to the Offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements, and the related notes thereto, included elsewhere herein.

                                                               AT DECEMBER 31, 1997
                                                              -----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   ------------
                                                                  (IN THOUSANDS)
Current installments of notes payable and capitalized lease
  obligations, including notes payable to bank (1)..........  $  7,975   $      2,176
                                                              ========   ============
Notes payable and capitalized lease obligations, less
  current installments......................................  $ 42,823   $     18,711
Shareholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized; no shares issued or outstanding............        --             --
  Common Stock, $.01 par value, 40,000,000 shares
     authorized; 14,382,621 shares issued and outstanding at
     December 31, 1997; 20,382,621 shares issued and
     outstanding as adjusted for the Offering(2)............       144            204
  Additional paid-in capital................................    53,613        103,334
  Retained earnings.........................................     5,674          3,752(3)
  Less: Treasury stock, at cost, 163,976 shares.............      (954)          (954)
                                                              --------   ------------
          Total shareholders' equity........................    58,477        106,336
                                                              --------   ------------
          Total capitalization..............................  $101,300   $    125,047
                                                              ========   ============

---------------
(1) As of December 31, 1997, the Company had approximately $5.0 million outstanding under its bank credit facility. On March 20, 1998, approximately $11.3 million was outstanding under such facility.

(2) Does not include up to 159,081 shares reserved for issuance on December 31, 1998, as consideration for the acquisition of the Spectrum Clubs acquired from Racquetball World (see "The Company"). Also does not include 1,038,000 additional shares reserved for issuance under the Company's employee and director stock plans under which there were outstanding on December 31, 1997, options to purchase 642,500 shares at a weighted-average exercise price of $3.77 per share.

(3) Gives effect to the write-off of deferred financing costs equal to $300,000 and prepayment fees of approximately $2.8 million relating to repayment of indebtedness with the net proceeds of the Offering, net of income tax benefit.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected consolidated financial data presented below under the captions "Statement of Income Data" and "Balance Sheet Data" are as of the end of and for each of the years in the five-year period ended December 31, 1997, and are derived from the consolidated financial statements of the Company. The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's historical consolidated financial statements, including the notes thereto, appearing elsewhere herein.

                                                                          YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------------------
                                                            1993(2)     1994       1995       1996       1997
                                                            -------    -------    -------    -------    -------
STATEMENT OF INCOME DATA:
Revenues..................................................  $13,195    $18,846    $34,659    $36,918    $61,154
Operating expenses:
  Direct..................................................    6,456     10,525     21,730     22,989     43,517
  Selling, general and administrative.....................    3,247      3,166      5,486      6,052      6,607
  Depreciation and amortization...........................    1,546      1,510      2,775      2,490      3,919
                                                            -------    -------    -------    -------    -------
         Total operating expenses.........................   11,249     15,201     29,991     31,531     54,043
                                                            -------    -------    -------    -------    -------
      Income from operations(1)...........................    1,946      3,645      4,668      5,387      7,111
Other income(expense):
  Interest................................................     (538)    (1,213)    (2,600)    (2,682)    (3,206)
  Minority interests......................................       --        (29)      (150)      (150)       (22)
  Equity interest in net income of unconsolidated
    subsidiaries..........................................      212        641        860        631        696
  Non-recurring items.....................................       --         --         --       (300)    (2,025)
                                                            -------    -------    -------    -------    -------
         Total other income (expense).....................     (326)      (601)    (1,890)    (2,501)    (4,557)
                                                            -------    -------    -------    -------    -------
      Income before income taxes(1).......................    1,620      3,044      2,778      2,886      2,554
Provision for income taxes(1).............................      645      1,244      1,139      1,183      1,014
                                                            -------    -------    -------    -------    -------
         Net income.......................................  $   975    $ 1,800    $ 1,639    $ 1,703    $ 1,540
                                                            =======    =======    =======    =======    =======
Net income per share:

  Basic...................................................  $  0.14    $  0.23    $  0.14    $  0.15    $  0.12
                                                            =======    =======    =======    =======    =======
  Diluted.................................................  $  0.14    $  0.23    $  0.14    $  0.15    $  0.12
                                                            =======    =======    =======    =======    =======
Net income per share before non-recurring items (Basic and
  Diluted)................................................  $  0.14    $  0.23    $  0.14    $  0.17    $  0.22
                                                            =======    =======    =======    =======    =======
Weighted-average number of common shares outstanding:
  Basic...................................................    6,850      7,836     11,353     11,355     12,524
                                                            =======    =======    =======    =======    =======
  Diluted(3)..............................................    6,850      7,836     11,357     11,360     12,683
                                                            =======    =======    =======    =======    =======

                                                                             AT DECEMBER 31,
                                                           ----------------------------------------------------
                                                            1993       1994       1995       1996        1997
                                                           -------    -------    -------    -------    --------
BALANCE SHEET DATA:
Cash and cash equivalents................................  $   209    $ 5,042    $ 1,545    $ 4,146    $  1,581
Current assets...........................................    2,478      7,398      7,147      7,341       4,926
Property and equipment, net..............................    2,794     59,811     59,956     72,736     106,791
Total assets.............................................   11,561     81,676     83,161     95,697     131,561
Deferred membership revenue..............................    2,503      5,878      5,614      7,481       9,936
Current liabilities......................................    5,480     11,194     11,355     14,159      26,844
Long-term debt including current installments............    4,818     33,489     32,913     38,497      50,798
Shareholders'/Owners' equity.............................    2,780     37,823     39,491     41,202      58,477

---------------
(1) Prior to October 20, 1994, the Company operated through various partnerships and corporations. Historical data for periods through October 20, 1994, have been adjusted to reflect compensation and tax provisions as if the Company had operated as a corporation during such period.
(2) Effective March 1, 1993, the Company entered into a joint venture management agreement relating to the operation of the Sports Connections. As a result of this agreement, the Company's expenses with respect to these Clubs were substantially eliminated, though the Company continued to receive revenues, through 1995, from memberships sold prior to the date of the transaction. Therefore, the results of operations for the year ended December 31, 1993 are not comparable to future periods.
(3) Does not include up to 159,081 shares to be issued on December 31, 1998, as consideration for the acquisition of the Spectrum Clubs acquired from Racquetball World.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere herein. The Reebok Sports Club/NY was accounted for under the equity method of accounting until December 30, 1996, at which time the Company acquired a majority interest in the Club and, as a result, the operations of the Reebok Sports Club/ NY were consolidated with those of the Company. The Spectrum Club/Manhattan Beach is accounted for under the equity method of accounting.

     In July 1997, the Company opened the Spectrum Club/Valencia and, in August 1997, acquired a Club located in Henderson, Nevada which is operated as The Sports Club/Las Vegas in a transaction accounted for as a purchase. On December 31, 1997, the Company acquired four Clubs from Racquetball World in a transaction accounted for as a purchase; these Clubs are located in Southern California and are now operated as Spectrum Clubs. Seasonal factors have not had a significant effect on the Company's operating results.

RESULTS OF OPERATIONS

     Comparison of Year Ended December 31, 1997 to Year Ended December 31, 1996

     Revenues for the year ended December 31, 1997, were $61.2 million, compared to $36.9 million for 1996, an increase of $24.3 million or 65.9%. An increase of $18.1 million resulted from the inclusion of revenues of the Reebok Sports Club/NY, which was consolidated into the Company following the acquisition of a majority interest in the Club on December 30, 1996. An increase of $1.6 million resulted from the opening of the Spectrum Club/Valencia, an increase of $2.2 million resulted from the acquisition of The Sports Club/Las Vegas and an increase of $900,000 resulted from growth at the remaining Clubs. An increase of $1.5 million in revenues from The SportsMed Company Inc. ("SportsMed") also contributed to the overall increase.

     Direct operating expenses increased to $43.5 million for the year ended December 31, 1997, compared to $23.0 million for 1996. The increase resulted primarily from the inclusion of operating expenses at the Reebok Sports Club/NY as well as the opening of the Spectrum Club/Valencia and the acquisition of The Sports Club/Las Vegas. Direct operating expenses as a percentage of revenues increased to 71.2% for 1997 compared to 62.3% for 1996 due to lower margins at the Reebok Sports Club/NY and the Spectrum Club/Valencia. Newly developed Clubs historically operate at lower margins due to various fixed expenses such as rent, utilities and certain payroll costs until the membership base reaches a mature level. Similarly, newly acquired Clubs may also perform at lower margins prior to and during implementation of new policies and programs.

     Selling, general and administrative expenses were $6.6 million for the year ended December 31, 1997, compared to $6.1 million for 1996. Selling costs increased approximately $211,000 due to the consolidation of direct selling expenses incurred at the Reebok Sports Club/NY, the opening of the Spectrum Club/Valencia and the acquisition of The Sports Club/Las Vegas. General and administrative costs increased by approximately $300,000 due to increases in corporate overhead and the addition of personnel to accommodate new Clubs. Selling, general and administrative costs decreased as a percentage of revenue from 16.4% for 1996 to 10.8% for 1997. This percentage decrease resulted from the consolidation of the Reebok Sports Club/NY revenues without a corresponding increase in general and administrative costs because the Company managed the Club prior to the consolidation.

     Depreciation and amortization expenses were $3.9 million for the year ended December 31, 1997, compared to $2.5 million for 1996. The increase is due primarily to the consolidation of the Reebok Sports Club/NY, the opening of the Spectrum Club/Valencia and the acquisition of The

Sports Club/Las Vegas. Interest expense was $3.2 million in the year ended December 31, 1997, compared to $2.7 million for 1996. Interest expense of $340,000 at the Reebok Sports Club/NY and interest on new capital lease financings was partially offset by increased interest income due to more available cash for investment and lower interest expenses as other indebtedness matured.

     Equity interest in net income of unconsolidated subsidiary was $696,000 for 1997 compared to $631,000 for 1996. These amounts are associated with the Spectrum Club/Manhattan Beach's operations and the increase reflects the Company's share of the improved profitability at that Club. Equity in the operations of the Reebok Sports Club/NY was not significant for 1996.

     The Company's net income before income taxes and non-recurring items was $4.6 million for the year ended December 31, 1997 compared to $3.2 million for 1996. Non-recurring items for 1997 consisted of litigation settlement costs of $2.0 million, paid to Century Entertainment Center, L.P., relating to the closing of the Century City Spectrum Club in July 1995. Non-recurring items for 1996 consisted of a loss of $300,000 recognized on the sale of five Sports Connection Clubs.

     The Company's estimated income tax rate was 38% for the year ended December 31, 1997, and 41% for 1996, resulting in net income of $1.5 million for the year ended December 31, 1997, compared to net income of $1.7 million in 1996. After tax net income before non-recurring items was $2.8 million for 1997, compared to $1.9 million for 1996. The lower tax rate for 1997 resulted from the reduction of valuation allowances on certain deferred income tax assets. Basic and diluted earnings per share were $.12 and $.15 for the years ended December 31, 1997 and 1996, respectively. Basic and diluted earnings per share excluding nonrecurring items were $.22 and $.17 for the years ended December 31, 1997 and 1996, respectively.

     Comparison of Year Ended December 31, 1996 to Year Ended December 31, 1995

     Revenues for the year ended December 31, 1996 were $36.9 million, compared to $34.7 million for 1995, an increase of $2.2 million or 6.3%. Revenues increased by $289,000 as a result of greater management fees earned from the Reebok Sports Club/NY, which opened in April 1995, by $359,000 as a result of increased revenues from SportsMed and by $2.9 million as a result of higher membership dues and increased ancillary revenues at existing Clubs. These increases were partially offset by a decrease in revenues resulting from the closure of the Spectrum Club/Century City in July 1995.

     Direct operating expenses increased to $23.0 million for 1996 compared to $21.7 million for 1995, an increase of $1.3 million, or 6.0%. SportsMed, which was acquired on November 30, 1995, was responsible for an increase in direct costs of $442,000, while Club operating expenses increased $858,000. Direct operating expenses as a percentage of revenues decreased to 62.3% for 1996 compared to 62.7% for 1995. Direct operating costs without those costs associated with SportsMed were 61.7% of revenue for 1996.

     Selling, general and administrative expenses were $6.1 million for 1996 compared to $5.5 million for 1995, an increase of $600,000, or 10.9%. SportsMed was responsible for an increase in selling, general and administrative costs of $519,000 in 1996. The remaining increase was due to increases in corporate overhead. As a percentage of revenues, selling, general and administrative expenses were 16.4% for 1996 compared to 15.8% for 1995. Selling, general and administrative expenses without those costs associated with SportsMed were 14.8% of revenue for 1996.

     Depreciation and amortization expense was $2.5 million for 1996 compared to $2.8 million for 1995, a decrease of $300,000, or 10.7%. This decrease was primarily due to the sale of five Sports Connection Clubs in 1996. Interest expense was $2.7 million for 1996 compared to $2.6 million for 1995.

     In 1996, equity interest in net income of unconsolidated subsidiaries was $631,000 compared to $860,000 in 1995. The Company did not record any income from the Sports Connections for 1996 compared to $437,000 for 1995. The 1996 amounts and $443,000 in 1995 are associated primarily with the Spectrum Club/Manhattan Beach's operations. Equity in the operations of the Reebok Sports Club/NY was not significant during these periods.

     Non-recurring items in 1996 included a $300,000 loss resulting from the sale of five Sports Connection Clubs.

     The Company's estimated income tax rate was 41% for the year ended December 31, 1996 and 1995, resulting in net income of $1.7 million for the year ended December 31, 1996 compared to net income of $1.6 million for 1995. Basic and diluted earnings per share were $.15 and $.14 for the year ended December 31, 1996 and 1995, respectively. Basic and diluted earnings per share excluding non-recurring items were $.17 and $.14 for the years ended December 31, 1996 and 1995, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     During the years ended December 31, 1997 and 1996, the Company generated $4.5 million and $3.6 million of cash from operating activities, respectively. At December 31, 1997, the Company had a cash balance of $1.6 million of which $417,000 was held by the Reebok-Sports Club/NY partnership. The remaining $1.2 million was available for general corporate purposes.

     On January 29, 1997, the Company instituted a stock repurchase program to repurchase up to $3.0 million of the outstanding Common Stock. Pursuant to this program, which was terminated in February 1998, the Company repurchased 184,766 shares of Common Stock at an aggregate cost of approximately $1.0 million or a weighted-average price of approximately $5.58 per share.

     In connection with the 1994 acquisition of The Sports Club/Irvine, the seller agreed to pay the Company for each of the years ending December 31, 1994, 1995 and 1996, the lesser of approximately $1.0 million or the amount by which The Sports Club/Irvine's earnings before depreciation and the Company's administrative overhead relating to the Club for such year was less than approximately $2.9 million. The Company received $500,000 in 1997 relating to the 1996 shortfall. No further amounts will be received from the seller.

     In June 1997, the Company issued 2,105,263 shares of its Common Stock to Millennium in exchange for $5.0 million in cash and certain interests of Millennium in the Reebok-Sports Club/NY partnership, including a 9.9% ownership interest in and a $2.5 million note receivable from the partnership. The Company currently owns a 60% interest in the Reebok-Sports Club/NY partnership. At December 31, 1997, the Reebok-Sports Club/NY partnership had outstanding notes payable of $2.6 million to a third party under a loan secured by equipment and $3.6 million to the Company, which note is eliminated when presenting the Company's December 31, 1997 consolidated balance sheet. The Reebok-Sports Club/NY partnership achieved a positive operating cash flow in September 1995 and has improved its operations since that date. The Club is expected to continue to improve its operating results in the future as membership levels increase (although there can be no assurance when, if ever, such increases may occur). The Reebok-Sports Club/NY partnership is required to pay $900,000 per year to repay an equipment loan and $2.0 million per year to Millennium as rent. Available cash flows of the Reebok-Sports Club/NY partnership will then be used as follows: (i) $3.0 million per year will be used to pay to Millennium a priority distribution, which is accounted for by the Company as additional rent expense; and (ii) remaining cash will be distributed to the Company to satisfy the note payable, accrued management fees and certain additional priority distributions, which at December 31, 1997, aggregated $15.4 million. After these amounts plus interest thereon, are paid, the Company is entitled to 60% of future cash distributions.

     In July 1997, the Company opened the 57,000 square foot Spectrum Club/Valencia. The Company's investment in the property and equipment at this Club was approximately $4.0 million, of which $1.0 million was obtained by equipment financing. Amounts borrowed by the Company pursuant to this financing arrangement are generally repayable in monthly installments over five years, with effective interest rates ranging between 8% and 10% per annum.

     In July 1997, the Company acquired SportsTherapy Systems, Inc., a physical therapy and rehab clinic located in Calabasas, California, for approximately $485,000 in cash plus the assumption of various liabilities in the amount of approximately $187,000, most of which consisted of bank indebtedness, which was repaid during 1997.

     In August 1997, the Company acquired a Club located in Henderson, Nevada which is now operated as The Sports Club/Las Vegas. This Club reported revenues of $5.6 million during the 12 months ended December 31, 1997. This acquisition was completed with approximately $4.3 million of cash, equipment financing of $750,000 and the issuance of 290,358 shares of the Company's Common Stock having a value of approximately $1.7 million. The Company expects to invest approximately $1.0 million over the next 12 months to make improvements to this Club.

     In December 1997, the Company acquired four Clubs from Racquetball World for a total purchase price of approximately $19.4 million, consisting of $6.0 million in cash, $10.0 million in lease financing provided by Millennium, the assumption of $2.0 million of debt and the agreement to issue to certain of the selling entities ("Sellers") up to 159,081 shares of Common Stock (which shares will be issued to Sellers on December 31, 1998, subject to reduction if certain liabilities of the Clubs exceed agreed-upon amounts); these Clubs are now operated as Spectrum Clubs. These Clubs reported gross revenues of approximately $8.9 million during the 12 months ended September 30, 1997. Millennium acquired properties underlying two of the Clubs for $10.0 million and is leasing these properties to the Company under a financing lease agreement which is reflected as a capital lease obligation in the Company's consolidated balance sheet. The lease has a term of 20 years and provides for annual rent of $1.0 million for the first 10 years and $1.2 million per year thereafter. At any time during the first three years of the lease, the Company may purchase the leased property from Millennium for a purchase price (currently estimated to be approximately $10.1 million) equal to $10.0 million plus all costs incurred by Millennium in connection with the acquisition of such property, plus an amount sufficient to provide to Millennium a 12% compound return on its total investment. Millennium has the right to require the Company to acquire its interest in the property at such price if (i) the Company receives private debt financing in excess of $95.0 million; (ii) the Company receives public equity financing in excess of $20.0 million; (iii) a default (as defined in the lease) occurs; or (iv) a major casualty occurs with respect to either property. Millennium has waived this right in connection with the Offering. The Company sold 625,000 shares of its Common Stock to Millennium for $5.0 million to raise capital to complete this acquisition. The Company expects to spend approximately $4.0 million over the next 12 months in order to renovate the recently-acquired Clubs and $2.0 million for new equipment at these Clubs.


     In December 1997, the Company acquired real property and a vacant building in Thousand Oaks, California for $6.0 million which it expects to redevelop as a Spectrum Club. The Company used $5.0 million of its bank credit facility to fund this purchase. The Company expects to invest an additional $4.5 million in development costs over a nine-month period to complete construction of this Club. The Company has entered into a lease with respect to the development of a Spectrum Club in Anaheim Hills, California, which is currently estimated to require approximately $2.7 million in development funds, expected to be invested over the next eighteen months. In March 1998, the Company entered into a lease with respect to a Club to be built in Puente Hills, California. The Company expects to expend approximately $500,000 over the next 12 months in connection with the development of this Club.


     In February 1998, the Company signed a lease with respect to the development of a Sports Club at Rockefeller Center in New York City. The Company will begin renovation of the existing space later this year and expects to commence pre-sale activities in June 1999. The Company deposited $4.0 million with the landlord to secure its performance under the lease agreement and expects to spend approximately $10.8 million over the next 18 months to complete development of this Club.

     The Company has entered into lease agreements with respect to the development of Sports Clubs in Washington, D.C. and San Francisco, California and announced its intention to develop a Sports Club in Boston, Massachusetts. These projects are scheduled to begin construction in early

1998. The Company's portion of the development costs for these Clubs is currently estimated to be approximately $9.0 million and is expected to be invested over a 12-month period beginning in 2000.


     In March 1998, the Company entered into an agreement to acquire undeveloped land in Houston, Texas, for approximately $3.1 million, on which the Company intends to develop a Sports Club. The Company has entered into an agreement with Millennium pursuant to which Millennium has agreed to acquire the land and negotiate with the Company to develop this Club. In addition, the Company will have the right, for a period of six months, to reacquire the property from Millennium. See "Certain Transactions". The total cost of acquiring and developing this property is currently estimated by management to be approximately $17.3 million.



     The Company is negotiating the acquisition of a Club in New York City, which it would close, renovate and re-open as a Sports Club. The Company is in the process of performing due diligence on this potential acquisition. D. Michael Talla, Chairman and Chief Executive Officer of the Company, and Rex Licklider, Vice Chairman of the Company, intend to make a $1.0 million non-refundable deposit in connection with the proposed acquisition. Messrs. Talla and Licklider have agreed to transfer their rights under such agreement to the Company upon the payment of $1.0 million. See "Certain Transactions." The total cost to the Company of acquiring and renovating this Club, which is expected to take approximately 15 months, is currently estimated to be approximately $10.0 million.


     Other than as described herein and for normal replacement of fitness equipment and remodeling of Clubs, the Company has no commitments for capital expenditures. The Company expects to spend approximately $1.2 million during the next 12 months to upgrade its management information systems. Equipment financing has generally been available under capital lease arrangements. During 1996 and 1997, the Company obtained lease financing commitments aggregating approximately $3.0 million which were used to finance new equipment at the Spectrum Club/Valencia, to purchase equipment at The Sports Club/Las Vegas and to finance normal capital expenditures at existing Clubs. At December 31, 1997, $600,000 was still available under these facilities. In February 1998, the Company received an additional $5.0 million lease financing commitment for expected equipment additions at the recently-acquired Spectrum Clubs, the Spectrum Club/Thousand Oaks and for normal equipment expenditures. While capital expenditures may fluctuate from time to time, generally the Company expects to spend approximately 4% of revenues on facility and equipment upgrades and replacements. In 1997, the Company invested approximately $2.5 million in capital expenditures other than those related to new Club development. Equipping new Clubs requires expenditures above this level.

     The Sports Club/LA Note is secured by all the assets of The Sports Club/LA. The Sports Club/ LA Note bears interest at a rate per annum equal to 10.63% and requires monthly installment payments of approximately $262,000 with the remaining principal balance of approximately $17.5 million due and payable on April 1, 2003. The Sports Club/LA Note may be extended by the Company for a period of five years under certain circumstances. The Sports Club/LA Note is not subject to prepayment until April 1, 2000; however, AT&T has agreed to permit the Company to prepay the loan on or before April 30, 1998 provided it pays to AT&T a prepayment fee estimated to be approximately $2.8 million. The Company intends to repay The Sports Club/LA Note from the proceeds of the Offering. The note requires the Club to maintain a debt service coverage ratio, as defined, of
1.4 to 1.0.

     The Company issued a note ("The Sports Club/Irvine Note") which is secured by land, equipment, building improvements and the building housing The Sports Club/Irvine. The Sports Club/Irvine Note was issued in connection with the acquisition of The Sports Club/Irvine, which bears interest at the rate of 6.0%, requires quarterly principal payments of $125,000 (which commenced in November
1996), and requires a payment of $4.0 million on November 1, 1999.

     The Company issued a note (the "Spectrum Club/Agoura Hills Note") which is secured by the land, equipment, building improvements and the building housing the Spectrum Club/Agoura Hills. The Spectrum Club/Agoura Hills Note was issued to enable the Company to complete its acquisition of the Spectrum Club/Agoura Hills. The note bears interest at the rate of 8.5%. Monthly principal and interest payments of $20,107 are required through the note's maturity in April 2024.


     At December 31, 1997 the Company had a $5.0 million credit facility. This facility was fully utilized at that date. On February 23, 1998, the amount of the facility was increased to $15.0 million. As of March 20, 1998, the amount outstanding under the credit facility was approximately $11.3 million. The Company may borrow funds under this facility until the earlier of June 30, 1998, or consummation of certain financing transactions by the Company, including the Offering; provided that, with respect to the Offering, the Bank has agreed that the facility will not terminate until 60 days following consummation of the Offering. Advances under the facility bear interest at a variable rate equal to LIBOR plus 2 1/2% or the lender's prime rate plus 1/2%. At February 25, 1998, the advances accrued interest at the weighted-average rate of 8.33% per annum. The Company is currently in the process of negotiating to renew, extend or replace the credit facility; however, there can be no assurance that any such extension, renewal or replacement will occur or will occur on terms favorable to the Company.



     The net proceeds of the Offering will be used to repay approximately $38.9 million of debt, to provide funds for future developments and/or acquisitions and for general corporate purposes. The Company's long-term capital needs are to provide funds for the developments described above, additional development and acquisition projects and general corporate purposes. The Company estimates that its capital expenditures for the next 12 months on the projects currently under development will be approximately $20.1 million, which will be financed through the net proceeds of the Offering and credit anticipated to be available under credit facilities, lease financings, sale/lease back arrangements and other financing arrangements. The Company's strategy of opportunistically acquiring and developing additional Clubs is expected to require additional capital. The Company believes there are a number of financing alternatives available, including commercial credit facilities, equipment financing, mortgage financing, and public and private debt and equity offerings. The Company will also consider entering into joint venture and partnership agreements for the purpose of developing new Clubs. The Company believes that the estimated net proceeds of the Offering, together with operating cash flows and available financings, will be sufficient for the Company's working capital and capital expenditure needs for at least the next 12 months. However, there can be no assurance that financing will be available on commercially reasonable terms, if at all. To the extent that the Company is unable to obtain additional financing on acceptable terms, the Company will be forced to delay or limit its development and acquisition plans.


FORWARD LOOKING STATEMENTS

     The foregoing discussion and other published documents contain forward-looking statements relating to the future operations of the Company, including the Reebok Sports Club/NY and SportsMed, the adequacy of the Company's cash for its anticipated requirements, and other matters. These forward-looking statements are based on a series of projections and assumptions regarding the economy, other statements which are not historical facts, the Company's operations and the sports and fitness industry in general. These projections and assumptions involve certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statement. Furthermore, actual results may differ from projected results as a result of unforeseen developments relating to demand for the Company's services and competitive pricing trends in the health and fitness market; increased expenses; the success of planned advertising, marketing and promotional campaigns; changes in personnel or compensation; business interruptions resulting from earthquakes, landlord disputes or other causes; general market acceptance of new and existing Clubs operated by the Company; changes in membership growth patterns; the success of new products; and regulatory or legal proceedings and rulings which might adversely affect the Company. Investors are also directed to consider other risk and uncertainties discussed in all documents filed by the Company with the SEC. The Company expressly disclaims any obligation to update any forward-looking statements as a result of developments after the date hereof.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires all items that are required to be recognized under accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period covered by that financial statement. SFAS 130 requires an enterprise to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997. Management has not determined whether the adoption of SFAS 130 will have a material impact on the Company's consolidated financial position or results of operations.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 establishes standards for public business enterprises to report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise, but retains the requirement to report information about major customers. It amends FASB Statement No. 94, Consolidation of All Majority-Owned Subsidiaries, to remove the special disclosure requirements for previously unconsolidated subsidiaries. SFAS 131 requires, among other items, that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets, information about the revenues derived from the enterprise's products or services, and major customers. SFAS 131 also requires that the enterprise report descriptive information about the way that the operating segments were determined and the products and services provided by the operating segments. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. SFAS 131 need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application is to be reported in financial statements for interim periods in the second year of application. Management has not determined whether the adoption of SFAS 131 will have a material impact on the Company's financial reporting.

                                    BUSINESS

GENERAL

     The Company operates sports and fitness Clubs primarily under the "Sports Club" and "Spectrum Club" names. Sports Clubs have been developed as "urban country clubs" offering a full range of services, including numerous fitness and recreation options, diverse facilities and other amenities. Spectrum Clubs are designed as smaller-scale Sports Clubs with an extensive but smaller range of services. Both Sports Clubs and Spectrum Clubs are marketed to affluent, health conscious individuals who desire a premier Club. The membership fees at Sports Clubs are higher than membership fees charged at Spectrum Clubs; membership fees at both Clubs are higher than those charged by most other Clubs, which do not provide as many services.

     The Company currently owns interests in 14 Clubs. In 1997 the Company acquired a Club in Henderson, Nevada which is now operated as The Sports Club/Las Vegas, acquired four Clubs in Southern California from Racquetball World which are now operated as Spectrum Clubs and opened a Spectrum Club in Valencia, California. The Company currently operates The Sports Club/ LA, The Sports Club/Irvine, the Reebok Sports Club/NY and The Sports Club/Las Vegas and operates 10 Spectrum Clubs in Southern California.


     The Company's strategy is to develop and acquire multi-amenity Clubs complementary to existing Sports Clubs and Spectrum Clubs and to develop and implement new programs at existing Clubs to expand membership and increase revenues. The Company intends to develop and acquire Sports Clubs in selected metropolitan areas where a sufficient potential membership base exists to support a 80,000 square foot or larger facility. To expand the Spectrum Club name and concept, the Company intends to develop and acquire suitable Clubs located in or adjacent to metropolitan areas either near a Sports Club or in areas where the potential membership base is significant but will not support a Sports Club facility. The Company is currently developing additional Clubs, including Sports Clubs in New York, New York, Washington, D.C., San Francisco, California, and Boston, Massachusetts, and Spectrum Clubs in Anaheim Hills, Puente Hills and Thousand Oaks, California. These Clubs are expected to open from late 1998 through 2001. The Company believes that, because of the established reputation of the Company and the prestige associated with the Sports Clubs and the Spectrum Clubs, developers view the Clubs as valuable components of multi-use developments.


     According to the International Health, Racquet & Sportsclub Association ("IHRSA"), the industry's leading trade organization, revenues generated by the United States fitness club industry increased at a compound annual rate of 9.4% from $5.5 billion in 1991 to $8.6 billion in 1996. Over the same period, memberships in all Clubs have grown at a 4.5% compound annual growth rate, to
20.8 million. Both Club revenues and memberships have benefited from the increasing awareness among the general public of the importance of physical exercise. The sports and fitness Club industry is highly fragmented and competitive. According to IHRSA, there were more than 13,000 Clubs in operation during 1996. According to Club Industry magazine, however, the ten largest companies in the industry account only for approximately 15% of all industry revenue and own less than 10% of all Clubs. The Company believes that these factors, among others, provide an opportunity for continued revenue growth for Clubs such as Sports Clubs and Spectrum Clubs.

     The Company believes that it possesses one of the most experienced management teams in the industry. Four of the Company's executives each have more than 18 years experience in the Club industry and have been working for the Company and its predecessors for more than ten years. Management believes that it has the depth and experience to manage the Company's internal and external growth.

  The Sports Clubs

     Sports Clubs are large, multi-purpose facilities, offering members and their guests fully equipped gyms with state of the art fitness equipment, modern programs, wellness protocols such as exercise regimens designed for specific groups of members, extensive food and beverage selections, personal care and beauty options, social programs, child care and valet parking. The Company currently has four Sports Clubs in operation. The Sports Club/LA was opened in 1987 and The Sports Club/Irvine was opened in 1990. The Reebok Sports Club/NY was developed in partnership with the Company and a subsidiary of Reebok International, Ltd. ("Reebok") and Millennium. The Company manages the operations of the Club and owns a controlling 60% interest in the partnership that owns the Reebok Sports Club/NY with Reebok and Millennium retaining direct interests in the partnership. The Sports Club/Las Vegas, located in Henderson, Nevada, was acquired in August 1997.

     The Sports Club/LA. The Sports Club/LA is located in West Los Angeles, near the affluent communities of Santa Monica, Brentwood, Beverly Hills, Westwood and Century City. The Sports Club/LA offers a 9,500 square foot coed gym, a complete gym with equipment generally preferred by female members, a spinning room with stationary bicycles used in an aerobic class environment and an approximately 5,800 square foot cardio-vascular deck. Personal trainers are available to develop and supervise members' exercise routines. The Sports Club/LA has two 2,500 square-foot aerobics/exercise rooms featuring classes throughout the day and evening, seven days a week, including aerobics, dance, Step Reebok, yoga and karate. Competitive sports may be played on two racquetball courts, two squash courts, five outdoor paddle tennis courts and a full court basketball court (which can be converted into a volleyball court). Additionally, there is a 25-meter indoor pool and a net-enclosed golf swing area. Sports instructors provide lessons in racquet sports, golf and swimming.

     Men's and women's locker rooms feature wood lockers and include complete spa areas with steam rooms, saunas, jacuzzis and professional massage. The Sports Club/LA also includes a sundeck, restaurant, sports bar, private dining/conference room, a sports media center and a press conference area. A full-time activities director is responsible for social and media events for members, including organizing trips, lectures and charity events. The Sports Club/LA also has a pro shop, hair salon, spa and childcare services.

     The Sports Club/Irvine. The Sports Club/Irvine is located on a 1.46-acre site near Newport Beach in Orange County, California. The Club offers 26,700 square feet of fully equipped gyms consisting of a 14,000 square foot coed gym and a complete gym with equipment generally preferred by female members, a 5,000 square foot cardiovascular deck, basketball and volleyball courts, a rooftop running track, three racquetball courts, four squash courts and two outdoor paddle tennis courts. The volleyball/basketball gymnasium is 9,600 square feet and can accommodate either two full court basketball games or a basketball and volleyball game simultaneously. There is also an outdoor roof-top basketball court, and two sand volleyball courts on adjacent property leased on a month-to-month basis. The Club offers a variety of aerobic and exercise classes held throughout the day, in addition to a 25-yard indoor-outdoor pool, sundeck, social area and a roof deck featuring a net-enclosed golf swing area.

     Men's and women's locker rooms feature wood lockers and include complete spa areas with steam rooms, saunas and jacuzzis. Food and beverage facilities include private dining rooms and conference facilities, a gourmet grill restaurant and sports bar, a sidewalk cafe and a poolside juice bar. Massages, facials and spa treatments are available at Oasis Body Salon, which is owned and operated by the Company. In addition, the Club affords members the opportunity to work with personal trainers and sports instructors, and to avail themselves of numerous exercise and dance classes, a beauty salon and childcare services. A full-time sports coordinator organizes sports tournaments, leagues and classes.

     Reebok Sports Club/NY. The Reebok Sports Club/NY located in Manhattan's upper west side offers among other recreational and fitness options, 13,000 square feet of weight training gyms, a 5,000 square foot cardiovascular center, two exercise class rooms, two basketball courts, a rooftop roller-blading and running track, a 45-foot rock climbing wall, a 25-yard Junior Olympic-size swimming pool, complete spa facilities, a circuit training center, volleyball, boxing, fencing, martial arts, gymnastics and badminton. In addition, the Reebok Sports Club/NY offers members a bistro-style open grill restaurant, a sidewalk cafe, a sun deck with juice bar, childcare, a body salon, children's sports programming, meeting and banquet rooms, shoe shine, dry cleaning and tailoring services. The Company manages and has a controlling 60% interest in the Reebok-Sports Club/NY partnership.

     The Company's agreements relating to the Reebok Sports Club/NY prohibit the Company from engaging in pre-sale activities or opening a Club in New York City or within a 10-mile radius of the Reebok Sports Club/NY which exceeds 30,000 square feet in size prior to June 1999. These agreements also prohibit the Company from selling from the Reebok Sports Club/NY any footwear, apparel, fitness equipment or other sporting goods manufactured by a competitor of Reebok, or associating with any health Club facility affiliated with a competitor of Reebok, through June 2002.

     The Sports Club/Las Vegas. The Company acquired The Sports Club/Las Vegas in August 1997. The Club services the fast growing Las Vegas market and is situated in Henderson, Nevada approximately three miles east of the Las Vegas airport. The Club offers 136,000 square feet dedicated to tennis, racquetball, squash and basketball courts, an aquatic center, running track, state-of-the-art weight training, resistance and cardiovascular facilities and junior recreation rooms. In addition to indoor facilities, the Club has outdoor lighted tennis courts and an outdoor swimming pool. Men's and women's locker rooms are equipped with private showers, steam rooms and whirlpools. Full service toiletry amenities such as towel service and complete vanity supplies are available for members' use.

     The Club offers children a number of interactive classes, as well as supervised age-specific junior recreational rooms and many junior programs such as gymnastics. The Club also provides a full service bar and cafe along with a massage and skin care center. Members also have available for their use a beauty salon, retail shop and physical therapy office which are provided within the facility by third parties who lease space within the Club.

  The Spectrum Clubs

     The Company currently operates Spectrum Clubs at ten locations in Southern California. While more limited in size and in terms of the social and recreational options offered by Sports Clubs, Spectrum Clubs are generally housed in relatively large facilities containing modern equipment and offering members personalized training and instruction; there are, however, differences among the Spectrum Clubs in terms of their overall size, age and aesthetic design and the types of exercise and work-out equipment and facilities available to members.

     Spectrum Clubs typically range in size from 30,000 to 65,000 square feet, generally include full coed weight training rooms, computerized cardiovascular centers, aerobics and exercise classrooms (with classes held throughout the day and evening, seven days a week), locker rooms, private training, complete spa facilities, juice bars and towel service. While three of the Spectrum Clubs acquired from Racquetball World contain sufficient space to accommodate a Sports Club, a significant portion of the available space in such Clubs is devoted to racquetball courts and other facilities and amenities, and the fitness and exercise facilities in such Clubs are comparable to those typically found at Spectrum Clubs. Certain of the Spectrum Clubs also offer indoor swimming pools, childcare, pro shops, basketball courts, racquetball courts, physical therapy facilities, volleyball, martial arts, dance and children's and seniors' programs. Nine Spectrum Clubs are wholly-owned and operated by the Company. The Company is the sole general partner, manages and receives, as its equity interest, 46.1% of the net income generated by the operation of the Spectrum Club/ Manhattan Beach.

  The SportsMed Company, Inc.

     SportsMed operates facilities within The Sports Club/LA, The Sports Club/Irvine, the Spectrum Club/Agoura Hills and a stand alone facility in Calabasas, California. The clinics are staffed by exercise physiologists, physical therapists and nutritionists who provide services to members and others. A physician is employed by SCC Medical Group, Inc. which pays a management fee to SportsMed. The Company believes that SportsMed provides valuable services which are complementary to the other services provided by the Clubs, and is considering expanding the SportsMed concept to other Clubs in the future.

SALES AND MARKETING

     The "urban country club" image is essential to the Company's overall operating and marketing strategies. The four existing Sports Clubs are marketed as limited membership, private Clubs dedicated to personalized attention and multiple amenities and services. The Company believes that the image of these Clubs as leaders in the sports and fitness industry justifies charging a premium for the added amenities that come with membership in Sports Clubs. Members include professionals, sports and entertainment personalities and business people, and the Company believes word-of-mouth advertising from these types of members has enhanced the reputation of Sports Clubs and generated increased interest among prospective members.

     The Spectrum Clubs are marketed as scaled-down Sports Clubs having modern equipment, private training, experienced, highly-trained instructors, and aesthetically-pleasant surroundings. The Spectrum Clubs also emphasize personalized service and instruction and the creation of a "club" atmosphere in which members can relax and socialize. The cost of Spectrum Club membership (in terms of both initiation fees and monthly dues) is less than membership at Sports Clubs and, within the Southern California market, the Company believes the Spectrum Clubs offer as many services and are as luxurious and aesthetically-pleasing as any other Club with which they compete. Because of their relatively smaller size, Spectrum Clubs can be developed and operated in locations where the potential membership base is not sufficiently large to support a Club operating under the Sports Club name.

     The Company's marketing strategy is to continue to acquire and develop Clubs that are consistent with an "urban country club" image and to develop and implement specific sports, fitness and social programs that are designed to attract a wider membership base without undermining that image. Both Sports Clubs and Spectrum Clubs are marketed as multi-amenity Clubs catering to affluent consumers, reflecting the Company's belief that prospective members are willing to pay higher fees for well-designed, well-equipped and well-maintained Clubs offering personalized instruction and multiple fitness and workout options. The Company's marketing efforts at the older, more seasoned Clubs emphasize maintaining existing members, replacing those members who leave with new members and increasing ancillary revenues such as private training and retail sales. The focus at the newer Clubs is on maintaining existing members and attracting and maintaining additional members.

     Word-of-mouth referrals and endorsements by existing members are the Clubs' most important source of new members. In addition, all Clubs utilize targeted marketing programs which include advertisements, promotions, public relations and community events. The principal marketing media for the Clubs are print advertisements, with some use of direct mail. The print advertisements are supplemented by special events and special membership programs. The Clubs host corporate parties and charity benefits and often donate free or discounted memberships to charitable organizations. The Company also conducts periodic membership drives whereby referring members are entitled to receive special gifts and other incentives. Because the Sports Club and the Spectrum Club names are widely recognized in Southern California, the Company has been able to rely, to a large extent, on their reputation and member referrals. The Company believes that it will be able to continue to utilize these marketing strategies in the promotion of new Clubs.

     The largest segment of the membership base for the Clubs consists of health-conscious individuals. The Company targets five other groups in order to expand membership: children and families, seniors, corporate members, medical referrals and people who do not exercise on a regular basis. Each of these groups requires specialized exercise/fitness programs, and the Company has developed specific programs to attract members of these groups.

     The Company believes the children/family market has considerable potential, as younger members grow older, marry and have children, and seek recreational activities in which the entire family can participate. To target the family market, the Company has implemented "KidFit" and "TeenFit" programs which target children between the ages of 5 and 17, and involve both one-on-one private training and a six-week fitness training program. The Clubs' weight-training facilities are made available to children 13 and older at off-peak hours, and specially-designed movement classes utilizing a variety of fitness equipment are offered to younger children. The Clubs maintain a summer sports camp, provide individualized sports instruction and offer multiple fitness activities such as gymnastics, martial arts and dance that are age appropriate.

     The Company anticipates that as the current core membership group ages, it will meet this group's changing fitness needs and attract additional members from the senior population. The Company maintains training and exercise protocol manuals for the senior market (which the Company generally defines as members who are over 60 years old) which include a description of exercise and fitness programs specifically designed for seniors. These manuals also contain discussions of the biological, psychological and medical aspects of aging and the benefits of regular exercise. The Company believes this market will expand as the "baby boomers" mature.

     The corporate market is a significant source of new members, due to the proximity of the Clubs to business centers and the use of the Clubs to conduct business and to develop and maintain business contacts. The Company targets the corporate membership market primarily through the Sports Clubs. Sports Clubs employ several Corporate Membership Directors whose principal responsibilities are to solicit corporate memberships from businesses operating in the vicinity of Sports Clubs. Sports Clubs offer corporate group-discounted initiation fees depending upon the number of new members involved. SportsMed has developed several corporate wellness programs to fit the needs of this particular market. The Company believes corporations are favorably disposed to Sports Clubs and the SportsMed programs because of the positive impact regular exercise and overall fitness can have on employee absenteeism, morale and productivity.

     Finally, the Company believes that the image of the Clubs as multiple-amenity facilities, which offer members numerous social and less-rigorous exercise options, will help the Company attract prospective members who do not currently exercise regularly. The Company's "Shape Over" program is intended to attract those people who are out of shape but who are interested in resuming a regular exercise regimen. Prospective members are given a free, introductory fitness consultation with Club instructors, which covers nutritional and dietary suggestions, personalized fitness programs and home exercise plans. In addition, the Clubs have group aerobics classes that are specially designed for this target group. The Company believes that it can also attract members from the medical referral market through its SportsMed subsidiary by offering specific rehabilitation and exercise protocols to complement other forms of physical therapy recommended by a physician or medical group.

EMPLOYEE TRAINING

     A key component of the Company's marketing strategy is a well-trained and knowledgeable staff. The Company has developed comprehensive training programs which serve as educational tools to enhance the effectiveness of Company personnel. All newly-hired employees are required to attend an orientation seminar, which is led by members of Company management and a personnel instructor. Topics include member service and member interaction skills, Company history and philosophy, and safety issues. These orientation seminars are held throughout the year.

     To aid in the development and continuing education of management employees, the Company offers a workshop entitled "Introduction to Club Management," for newly-hired management personnel and other employees demonstrating management skills. The workshop is intended to educate participants in the areas of people and time management; hiring, developing, training and evaluating employees; sales and marketing strategies; and safety concerns. Topics are added periodically to reflect new management techniques or operating issues. These seminars consisting of five three-hour seminars are held six times a year or as needed for new employees, and the Company's management personnel are required to attend periodically to maintain their skills.

     The Company provides additional seminars specifically-designed for targeted employee groups. Seminars providing specialized instruction for program directors, private trainers, aerobics teachers and sales/marketing personnel are offered at various times during the year, for which attendance on the part of newly-hired personnel within the applicable employee group is mandatory. The Company places particular emphasis on its sales/marketing training seminars, which are given once every two months by a personnel instructor and in which all new membership directors complete 20 hours of participation and all other membership directors are expected to complete four hours of participation every two months. Topics covered include sales and marketing goals and recruitment and qualification of prospective members.

MEMBERSHIP PROGRAMS

     Sports Clubs offer three types of memberships: Executive, Racquet and Health. The Executive membership offers the greatest number of amenities and services, including unlimited use of all facilities, racquet sports privileges, personal locker assignments within an executive locker room, laundry service, free valet parking, and charge privileges for dining and other Club services. The Racquet membership is currently only offered at The Sports Club/Irvine and The Sports Club/Las Vegas and, in addition to use of the Club's facilities, includes the unlimited use of racquetball, squash and paddle tennis courts at The Sports Club/Irvine, and tennis at The Sports Club/Las Vegas. The Health membership is the basic membership offering unlimited use of all facilities excluding those privileges associated with a Racquet membership; courts are available to holders of Health memberships for an additional fee.

     Racquet and Health memberships are generally available at Spectrum Clubs. The Spectrum Club/Fullerton currently offers executive memberships. At some Spectrum Clubs, lockers may be rented by members on a monthly basis for an additional charge. Each Club operating under the Spectrum Club name has reciprocity with the others, thereby allowing its members unlimited use of all Spectrum Clubs in exchange for a small increase in monthly dues. The same reciprocity program is generally in effect at Sports Clubs. As members of the IHRSA, Spectrum Clubs extend guest membership privileges to out-of-town visitors who are members of IHRSA Clubs in their hometown, and the Spectrum Club members may use IHRSA Clubs in cities to which they travel.

     All memberships require a one-time initiation fee plus monthly membership dues. Actual rates vary depending on whether the membership is for a Sports Club or Spectrum Club and the type of membership selected. Corporate memberships are also available. Unlike many other Clubs, the Company does not offer financing for its memberships. Members electing to pay their Club dues on a monthly basis must pay by the checkfree system, under which each member is automatically debited each month for dues either through a checking account or credit card. Prepaid memberships for an entire year entitle the member to a discount equal to one free month. While the Company occasionally institutes special marketing programs which include the offer of discounts on initiation fees, the Clubs' current base membership fees for new memberships are as follows:

                                                              HEALTH    RACQUET    EXECUTIVE
                                                              ------    -------    ---------
THE SPORTS CLUB/LA
Initiation Fee (1)..........................................  $1,295      N/A       $2,500
Monthly Dues................................................     128      N/A          185
THE SPORTS CLUB/IRVINE
Initiation Fee..............................................     750     $825        1,475(2)
Monthly Dues................................................      90      105          140
REEBOK SPORTS CLUB/NY
Initiation Fee..............................................   1,150      N/A        2,000
Monthly Dues................................................     165      N/A          285(3)
THE SPORTS CLUB/LAS VEGAS
Initiation Fee..............................................     400      700          N/A
Monthly Dues................................................      90      130          N/A
THE SPECTRUM CLUBS
Initiation Fee..............................................     325      325          300(5)
Monthly Dues................................................      57(4)    67(4)       135(5)

---------------

(1) Initiation fees for The Sports Club/LA may be paid over a two to three month period.
(2) Initiation fees for Executive membership in The Sports Club/Irvine may be paid over a two-month period.
(3) Executive memberships with a half sized locker are also available for $225 per month.
(4) In addition, Spectrum Club members are charged an annual towel fee of $40.
(5) Only offered at The Spectrum Club/Fullerton.

ACQUISITION AND DEVELOPMENT OF ADDITIONAL CLUBS

     The Company is continually reviewing acquisition and development opportunities and from time to time enters into letters of intent and makes refundable and nonrefundable deposits in order to secure opportunities during the review process. The consummation of the such transactions is subject to numerous conditions, including the Company's investigation of the feasibility of the proposed transaction and the availability of suitable financing of the Company's portion of acquisition and development costs.

     Acquisition Criteria. The Company has established general criteria for the acquisition of existing Clubs to be operated under the Sports Club and Spectrum Club names. Sports Clubs must be at least 80,000 square feet in size and located in a large metropolitan area. Spectrum Clubs generally must exceed 30,000 square feet. The Company seeks Clubs which have in place an initiation fee and monthly dues structure and are located in an area with desirable demographic characteristics for a Sports Club or a Spectrum Club, as the case may be. The Company analyzes the number of members a Club may attract based upon a number of factors including the current membership and the number of potential members based upon certain demographic criteria. In addition, the current cash flow, purchase price and anticipated capital expenditures must meet certain requirements, and the Company must believe that it has the ability to enhance the profitability of the Club following its acquisition.

     Performance of Newly Acquired Clubs. Clubs acquired by the Company may vary in terms of the physical layout, decor, age of equipment, staff training, marketing programs, membership fees, ancillary services offered, and other characteristics, and, as a result, may have lower operating income than a typical Sports Club or Spectrum Club. In order to improve a Club which does not meet the standard for a Sports Club or a Spectrum Club, as the case may be, the Company may renovate the Club, upgrade fitness equipment, adopt fitness programs and exercise protocols, install experienced employees, implement marketing and training programs, and introduce services and product sales intended to enhance ancillary revenues. In conjunction with these improvements, the Company will implement membership fee programs consistent with other Clubs operated by the Company. Recently acquired Clubs undergoing such improvements may perform at lower margins during the period of implementation of new policies and programs.

     Development Criteria. The Company will develop a Club if it believes that, when built, the Club will satisfy the same criteria utilized to consider acquisitions of Clubs. The Company believes that, because of the established reputation of the Company and the prestige associated with the Sports Clubs and the Spectrum Clubs, developers view the Clubs as valuable components of multi-use developments.

     Sports Club Developments. The Company has signed leases with Millennium to develop Sports Clubs in Washington, D.C. and San Francisco, California. Negotiations are underway with Millennium for the development of another Sports Club in Boston, Massachusetts. The three Clubs will be located in projects developed by Millennium in prime, metropolitan locations which, like the Reebok Sports Club/NY, include commercial, retail, entertainment and residential space. These Clubs will be in the 80,000 to 100,000 square foot size range and will offer services typically found at the Company's other Sports Club sites. The Clubs are not expected to open until 2001. The Company believes that such projects offer ideal locations for Sports Clubs and intends to investigate entering into additional Sports Club developments with Millennium or other developers in other major metropolitan areas.

     The Company has also signed a lease to develop 89,000 square feet of space within the Rockefeller Center complex in New York City as a Sports Club. The Company estimates this Club will open in the third quarter of 1999. The Company is currently evaluating the acquisition or development of one or more additional Clubs in New York. However, there can be no assurance that the Company will enter into such a transaction. The Company's agreements relating to the Reebok Sports Club/NY prohibit the Company from opening or engaging in pre-sale activities with respect to a Club larger than 30,000 square feet in size in New York City or within ten miles of the Reebok Sports Club/NY prior to June 1999. To the extent the foregoing Club proceeds to pre-sale activities prior to June 1999, the Company would be required to seek a waiver of the foregoing requirement. There can be no assurance that such a waiver could be obtained.


     The Company is negotiating and performing due diligence on the acquisition of a Club in New York City which is expected to close in April 1998. The Company would concurrently enter into a lease with the owner of the property on which the Club is located. If the Club is acquired, the Company would close and completely renovate such facility to re-open it as a Sports Club. The total cost to the Company of acquiring and renovating this Club, which is expected to take approximately 15 months, is currently estimated to be approximately $10.0 million. While the Company is completing its investigation, D. Michael Talla, Chairman and Chief Executive Officer of the Company, and Rex Licklider, Vice Chairman of the Company (or an entity controlled by them), intend to make a non-refundable deposit equal to $1.0 million and enter into an agreement, assignable to the Company, to acquire such facility. Messrs. Talla and Licklider have agreed to transfer their rights under such agreement to the Company upon the payment of $1.0 million. Any such acquisition would be subject to the approval of the Company's current lenders. There can be no assurance that such approval will be obtained or that the Company will enter into such transaction.


     In March 1998, the Company entered into an agreement to acquire approximately 3.5 acres of undeveloped land in Houston, Texas, on which the Company expects to develop an approximately 85,000 square foot Sports Club. The purchase is scheduled to close no later than June 24, 1998. Millennium has agreed that in the event that the Company does not otherwise obtain satisfactory financing for the Houston development, Millennium will acquire and negotiate with the Company to develop the Club with the Company. In addition, the Company will have the right, for a period of six months following the closing, to reacquire the property from Millennium. The Company is considering development alternatives for this property, including a sale/lease back or another financing or joint venture arrangement. The Company is also considering developing a Sports Club in La Jolla, California, with Millennium. See "Certain Transactions".


     The Company has executed a letter agreement with WPI.KOLL Asia Pacific Advisors, providing the Company a right of first refusal to develop and operate Sports Clubs in "Mega Malls" being developed in Japan by a consortium of major Japanese corporations. However, there has been no activity with respect to these developments since October 1996.


     Spectrum Club Developments. The Company is developing Spectrum Clubs in Anaheim Hills and Thousand Oaks, California. Each Club would be approximately 55,000 square feet. The Company has executed a lease agreement for the Spectrum Club/Anaheim Hills and has acquired the real property on which the Spectrum Club/Thousand Oaks will be built. The Company expects the Spectrum Club/Thousand Oaks to open in the fourth quarter of 1998 and the Spectrum Club/ Anaheim Hills to open in the third quarter of 1999. The Company has entered into a lease with respect to an approximately 43,000 square foot Spectrum Club to be built in Puente Hills, California. The Company expects that this Club will open in late 1999. In addition, the Company will investigate the development of Spectrum Clubs in multi-use developments in or adjacent to metropolitan areas where the potential membership base is significant but will not support a Sports Club.


     Performance of Newly Developed Clubs. Based on the Company's historical experience, a newly developed Club tends to achieve significant increases in revenues during its first years of operation as it reaches maturity. Recently-opened Clubs which have not achieved maturity have operated at a loss or at only a slight profit during this period as a result of fixed expenses which, together with variable operating expenses, approximate or exceed membership fees and other revenues. While the Company anticipates that these types of losses will be incurred in the future as a normal part of the Company's operations to the extent that it develops additional Clubs, the Company believes that its income from such Clubs will significantly increase as Clubs reach maturity.

COMPETITION

     Although the sports and fitness industry is still fragmented, the industry has experienced significant consolidation in recent years and certain of the Company's competitors are significantly larger and have greater financial and operating resources than the Company. In addition, a number of individual and regional operators compete with the Company throughout the Company's existing and targeted markets. Many of these Clubs attract the same types of members targeted by Spectrum Clubs and Sports Clubs. The Company also competes with recreational facilities established by governments and businesses, the YMCA and YWCA, country clubs and weight-reducing salons, as well as products and services that can be used in the home. Other entertainment and retail businesses also compete with the Company for the discretionary income of its target market. As the general public becomes increasingly aware of the benefits of regular exercise, it is anticipated that additional sports and fitness businesses will emerge to compete with established operators like the Company, some of which may be larger and have greater financial and operating resources than the Company. However, the Company believes that there will continue to exist a market for its Clubs and that its operating experience, its highly visible image, the professionalism of its staff and its state-of-the-art equipment and exercise facilities afford it an advantage over its competitors.

TRADEMARKS AND TRADENAMES

     The "Sports Club" name is generally not protectable under federal or state trademark laws. The Company is currently seeking protection of its "flying lady" logo as a stand alone design. The Company has successfully registered "The Sports Club/LA" and "The Sports Club/Irvine" names in combination with the "flying lady" logo. The Company has registered "The Sports Club/LA" name and logo in France, Germany and the United Kingdom and is awaiting final approval in Australia and Japan. The Company holds a federal trademark for the "Spectrum Club" name.

GOVERNMENT REGULATION

     The operations and business practices of the Company are subject to regulation at the federal, state and, in some cases, local levels. State and local consumer protection laws and regulations govern the Company's advertising, sales and other trade practices.

     Statutes and regulations affecting the fitness industry have been enacted or proposed in California, New York and Nevada, the states in which the Company currently operates Clubs. Many other states into which the Company may expand have or likely will adopt similar legislation. Typically, these statutes and regulations prescribe certain forms and provisions of membership contracts, afford members the right to cancel the contract within a specified time period after signing, require an escrow of funds received from pre-opening sales or the posting of a bond or proof of financial responsibility, and may impose numerous limitations on the terms of membership contracts. In addition, the Company is subject to numerous other types of federal and state regulations governing the sale of memberships. These laws and regulations are subject to varying interpretations by a number of state and federal enforcement agencies and courts. In this regard, the California Civil Code imposes a maximum limit on the amount that may be charged pursuant to a contract for health studio services. The Company maintains internal review procedures in order to comply with these requirements, and believes that its activities are in substantial compliance with all applicable statutes, rules and decisions.

     Under so-called state "cooling-off" statutes, a member has the right to cancel his or her membership for a period of three to ten days (depending on the applicable state law) and, in such event, is entitled to a refund of any down payment. In addition, the Company's membership contracts provide that a member may cancel his or her membership at any time for medical reasons or upon relocation of a certain distance from the nearest Club. The specific procedures for cancellation in these circumstances vary due to differing state laws. In each instance, the canceling member is entitled to a refund of prepaid amounts only. Furthermore, where permitted by law, a cancellation fee is due to the Company upon cancellation and the Company may offset such amount against any refunds owed.

EMPLOYEES

     At January 31, 1998, the Company had approximately 2,100 employees, most of whom are employed on a part-time basis in Club operating activities such as aerobics, private training and food and beverage services. The Company employs 614 full-time employees. Approximately 227 employees are sales personnel or supervisory personnel involved in Club operations, and 35 are employed in general and administrative functions. The Company is not a party to any collective bargaining agreement with its employees. Although the Company experiences high turnover of non-management personnel, the Company has never experienced any labor shortages nor had any difficulty in obtaining adequate replacements for departing employees and considers its relations with its employees to be good.

     Each of the Company's Clubs has a staff of fitness instructors trained to assist in the sales function and to implement fitness testing and individually-tailored exercise programs, as well as one or more managers who are responsible for sales. Most instructors are college-educated. The Company's aerobics instructors must have at least one year of teaching experience before they are permitted to teach at the Clubs, and are required to participate in ongoing training and periodic re-evaluation.

PROPERTIES


     The Company owns The Sports Club/Irvine, The Sports Club/LA, The Sports Club/Las Vegas, and the Spectrum Clubs in Agoura Hills, Thousand Oaks, Canoga Park and Fountain Valley including all underlying real estate. The Spectrum Club/Santa Ana and the Spectrum Club/Fullerton building are leased with a purchase option from Millennium, and the Company has entered into an agreement pursuant to which Millennium will, at the option of the Company, develop a Sports Club in Houston, Texas and lease the Club to the Company (see "Certain Transactions"). The land underlying the Spectrum Club/Fullerton is leased from the City of Fullerton. All other structures in which the Clubs are located are leased from third parties.


     The Sports Club/LA property secures a loan with a balance of approximately $22.3 million and bears interest at a fixed annual rate of 10.63%. The Company is required to make monthly principal and interest payments of approximately $262,000. The note matures in April 2003 but, if certain conditions are met, the Company has the right to extend the term of the note by an additional five years. All assets of The Sports Club/LA secure this loan. The building, improvements and personal property of The Sports Club/Irvine secure a $4.9 million note bearing interest at a fixed annual rate of 6.0%. The note requires quarterly principal payments of $125,000 with a balloon payment of $4.0 million due on November 1, 1999. All assets of the Spectrum Club/Agoura Hills secure a $2.5 million note which bears interest at a fixed annual rate of 8.5%. Monthly principal and interest payments of $20,107 are required through the note's maturity in April 2024.

     The following table provides certain information concerning the Company's operating Clubs:

                                                       YEAR OPENED
                                                         ("O") OR
                                        APPROXIMATE      ACQUIRED        OWN OR LEASE
                 CLUB                   SQUARE FEET       ("A")         EXPIRATION DATE       RENEWAL OPTION
                 ----                   -----------   --------------   -----------------   ---------------------
The Sports Club/LA(1).................    100,000     1994 A                  Own                   N/A
The Sports Club/Irvine................    130,000     1994 A                  Own                   N/A
Reebok Sports Club/NY(2)..............    140,000     1995 O                4/19/15        Three 14-year options
The Sports Club/Las Vegas.............    136,000     1997 A                  Own                   N/A
Spectrum Club/Santa Monica............     30,000     1991 A               11/14/98         Two 5-year options
Spectrum Club/Agoura Hills............     30,000     1994 A                  Own                   N/A
Spectrum Club/Water Garden............     19,000     1993 O                6/30/08            5-year option
Spectrum Club/Howard Hughes Center....     36,000     1994 A                9/14/08         Two 5-year options
Spectrum Club/Manhattan Beach(3)......     65,000     1987 O                2/28/02        Three 5-year options
Spectrum Club/Valencia................     57,000     1997 O                7/1/12          Two 5-year options
Spectrum Club/Fullerton(4)............    121,000     1997 A           Building 12/31/17    Two 10-year options
                                                                         Land 4/30/35               N/A
Spectrum Club/Santa Ana(5)............     75,000     1997 A               12/31/17         Two 10-year options
Spectrum Club/Canoga Park.............     85,000     1997 A                  Own                   N/A
Spectrum Club/Fountain Valley.........     42,000     1997 A                  Own                   N/A

---------------
(1) D. Michael Talla, the Company's Chairman and CEO has the right to 49.9% of the first $300,000 of annual operating income from the partnership which owns The Sports Club/LA. See "Certain Transactions."
(2) The Company is entitled to certain priority distributions from the partnership which owns this Club. After payment of such priority distributions, the Company is entitled to 60% of all additional profits. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."
(3) The Company owns a 46.1% interest in the Spectrum Club/Manhattan Beach.
(4) The Company leases the building and land from different parties. The Company will use a portion of the proceeds of the Offering to acquire ownership of the building from Millennium. See "Use of Proceeds."
(5) The facility consists of a 75,000 square foot, two-story health Club. A 52,000 square foot, three-story addition was under construction by the prior owners. The Company will use a portion of the proceeds of the Offering to acquire ownership of this property. See "Use of Proceeds." The Company is evaluating whether to complete construction of this building.

     The Company has entered into leases with Millennium relating to Sports Clubs to be developed in Washington, D.C. and San Francisco, California. Each lease will require payments commencing upon opening of the Clubs by the Company, expected in 2001, based upon the landlord's development expenses; has an initial term of 20 years; and provides the Company with three, fourteen-year renewal options. The Clubs are expected to be from 80,000 to 100,000 square feet in size. The Company has entered into a lease with respect to the development of a Sports Club at the Rockefeller Center in New York City. The lease has a term of fifteen years and provides the Company with two five-year renewal options. The lease provides for annual rent in the amount of approximately $3.6 million during the first five years of the term, approximately $4.0 million during the second five years of the term, and $4.5 million during the third five years of the term. The rent during the option terms will be based upon the fair market value of the leased premises. The Club is expected to be approximately 89,000 square feet in size.


     The Company has entered into a "triple net" lease relating to an approximately 43,000 square foot Spectrum Club to be built in Puente Hills, California. This lease has a term of fifteen years and options to extend for a total of 19 years, provides for initial annual rent of approximately $866,000 per year with an increase of 10% each fifth year thereafter.


     Leases for the Clubs are generally long-term "triple net" operating leases, which require the Company to pay all real estate taxes, insurance and maintenance expenses, in addition to rent, having an average remaining term of approximately 26 years (including options to extend exercisable by the Company). The earliest expiration date of any of these leases is November 1998 (with respect to the Spectrum Club/Santa Monica). These leases generally provide that rent payments shall be adjusted upward periodically during the terms of the leases, including adjustments based upon changes in the Consumer Price Index in the surrounding area (but subject to certain maximum increases that will protect the Company in inflationary periods), and permit extension of the primary term, subject to certain notice requirements. The lease with Millennium relating to the Spectrum Club/Fullerton and the Spectrum Club/Santa Ana has a term of twenty years and provides for base rent of $1.0 million per year for the first ten years of the term and $1.2 million per year thereafter. The Company will use a portion of the proceeds of the Offering to acquire ownership of this property. See "Use of Proceeds." The Company also leases approximately 15,600 square feet of office space in a commercial building in Los Angeles, California, for administrative, accounting and general corporate purposes. This lease requires monthly payments of $28,875 through the end of the lease term in March 2000.

     Effective January 26, 1992, all existing public accommodations (including the Clubs) were required to comply with the Americans with Disabilities Act (the "ADA"). The ADA, together with many state and local statutory provisions, generally require that buildings be made accessible to persons with disabilities. The Company has undertaken an assessment of its Clubs to determine the extent of non-compliance and has devised a plan to implement corrective measures. Although the cost of compliance with existing and evolving ADA, state and local statutory provisions cannot be predicted with certainty at this time, the Company currently anticipates the required improvements will be effected as part of the Company's routine capital expenditures. While the future impact of evolving ADA, state and local statutory provisions cannot be predicted, such expenditures are not expected to have a material adverse impact on the Company.

     The Company has agreed to operate The Sports Club/Irvine as a first-class coed athletic and social Club facility until 1999. For a period of 15 years thereafter, the property use may not be changed if the change requires development approval by the City of Irvine that cannot be obtained separately from the development rights of the project in which the Club is located. If either of these covenants is violated, the master developer of that project has the right to purchase The Sports Club/Irvine for a cash price equal to 95% of its original purchase price from the master developer plus 95% of the construction costs incurred in constructing The Sports Club/Irvine.

     The Company anticipates spending a total of approximately $7.0 million at The Sports Club/Las Vegas and the four recently acquired Spectrum Clubs to improve these facilities and equipment and ensure that the Clubs meet the Company's quality standards. The Company believes its properties and equipment, as well as its leased facilities, are adequate for its needs, have been well-maintained and, other than described herein, do not require any substantial renovation or restoration work at this time.

LEGAL PROCEEDINGS

     Mkdg/Rhodes SC Partnership and Sports Club, Inc. v. Agricultural Insurance Company (Los Angeles Superior Court). In connection with the Northridge earthquake on January 17, 1994, MKDG/Rhodes SC Partnership ("MKDG") carried excess earthquake coverage for The Sports Club/LA with Agricultural Insurance Company ("Agricultural"). Certain of the Company's prede-cessors and subsidiaries (the "SCLA Parties") were named insureds under the policy. The SCLA Parties assigned to MKDG all of their rights to payments under the Agricultural earthquake policy in October 1994 and retained no interest in any amounts paid by Agricultural under that policy. Agricultural made payments totaling approximately $3.0 million before a dispute arose under the policy. MKDG filed a complaint against Agricultural on August 2, 1995, and Agricultural filed a cross-complaint against MKDG and the SCLA Parties, alleging intentional misrepresentation (fraud), negligent misrepresentation, breach of contract, breach of implied covenant of good faith and fair dealing, rescission, money had and received, declaratory judgment and indemnity. Agricultural seeks the return of amounts paid plus punitive damages and attorneys fees. An appraisal hearing is set for March 1998. Trial is scheduled on April 27, 1998. The Company is informed that if the appraisal shows that the covered loss exceeds the policy proceeds as claimed by MKDG, MKDG believes the matter may be settled. The Company will seek to be indemnified by MKDG for all damages and costs incurred in this action.


     ST Institute of California d/b/a Sports Training Physical Therapy, L.A. v. The Sports Club Company, Inc. (Los Angeles Superior Court). In 1989, ST Institute of California ("STI") leased space in both The Sports Club/LA and The Sports Club/Irvine. In 1995, SportsMed entered into an asset purchase agreement with STI whereby SportsMed purchased STI's assets. SportsMed agreed to make performance payments to STI in the minimum amount of $100,000 per year. A dispute subsequently arose between SportsMed and STI, and SportsMed ceased making payments after having paid approximately $46,000. STI filed a complaint on December 30, 1996, alleging damages for breach of contract, conversion, fraud, negligent misrepresentation, and civil conspiracy. STI claims damages of not less than $2.3 million on the first two causes of action, and not less than $1.8 million on the fifth cause of action. The Company does not believe that it is liable for any amounts other than performance payments under the contract plus attorneys fees and interest. Discovery is continuing and the parties are discussing settlement. The matter has been set for trial on July 22, 1998.


     Harvey Scott Schwartz v. LA/Irvine Sports Club, Ltd. and Sports Club, Inc. of California. (Los Angeles Superior Court). On March 5, 1997, the Company was served with a class action lawsuit brought on behalf of all male members, past and present, of The Sports Club/LA and The Sports Club/Irvine. The complaint alleges that the civil rights of the class have been violated because of the existence of "women's preferred" gym areas at these facilities. The complaint seeks approximately $1,000 in damages for each class member. The Company and its counsel are presently investigating the facts of the case, the potential size of the class, and the likelihood that a class can or will be certified by the court. At this stage, the Company has not evaluated the scope of damages or the amount in controversy. The Company has responded to the complaint and discovery is continuing. The Company believes the claim is without merit and will vigorously defend the action. Men are not prevented from using or excluded from the "women's preferred" gym area and the Company believes that no civil rights violation has occurred.

     R.W. Management Group, Inc. v. Sequoia Athletic Club & Racquetball World, et al. (Los Angeles Superior Court). On January 20, 1998, R.W. Management Group ("RWMG") filed an action against various Racquetball World-related entities and individuals (the "RBW Defendants"), the Spectrum Club Company, Inc. ("SCC"), and the Company, alleging, among other things, breach of contract, breach of fiduciary duty and interference with contract. The complaint seeks equitable relief, unspecified compensatory damages, punitive damages and attorneys' fees. The contract which RWMG alleges was breached (the "RWMG Contract") relates to the Racquetball World Club located in Canoga Park, which facility (the "Canoga Park Club") was acquired by SCC in December 1997. In connection with that acquisition, SCC acquired the assets thereof and assumed only certain designated liabilities, none of which related to the RWMG Contract; all other obligations and liabilities associated with the Canoga Park Club were retained by the seller. Although neither SCC nor the Company has responded to the complaint, they believe the allegations against them are without merit, and they intend to vigorously defend this lawsuit.

     Robert Heller v. HealthFitness America, et al. (Los Angeles Superior Court). On November 3, 1997, Dr. Robert Heller ("Dr. Heller") filed an action against SportsMed, SCC Medical Group, Inc., and the Company, alleging breach of contract in connection with a five-year consulting agreement entered into by SportsMed's predecessor and Dr. Heller. Dr. Heller seeks to recover $162,000 in consulting fees ($3,000 per month for the balance of the contract's term) and royalties generated from diagnostic materials allegedly created by Dr. Heller. The Company, SportsMed, and SCC Medical Group, Inc. have responded to and denied the allegations of the complaint and discovery is proceeding. Based upon preliminary investigation, it is the Company's position that no royalties were ever generated and Dr. Heller must mitigate damages attributable to unpaid consulting fees. The defendants will seek mediation and believe an early settlement is likely.

     Other Matters. The Company is also involved in various claims and lawsuits incidental to its business, including claims arising from accidents and disputes with landlords. However, in the opinion of management, the Company is adequately insured against such claims and lawsuits involving personal injuries, and any ultimate liability arising out of any such proceedings will not have a material adverse effect on the financial condition, cash flow or operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


     The names of the directors and executive officers of the Company, as well as their respective ages as of March 20, 1998, and positions with the Company, are as follows:



                 NAME              AGE                         POSITION
                 ----              ---                         --------
      D. Michael Talla...........  51    Chairman of the Board and Chief Executive Officer
      Rex A. Licklider...........  55    Vice Chairman of the Board
      John M. Gibbons............  49    President, Chief Operating Officer and Director
      Nanette Pattee Francini....  49    Executive Vice President, Secretary and Director
      Mark S. Spino..............  43    Vice President of Development
      Philip J. Swain............  40    Vice President of Operations
      Timothy M. O'Brien.........  46    Chief Financial Officer and Assistant Secretary
      Brian J. Collins...........  37    Director
      Andrew L. Turner...........  51    Director
      Dennison T. Veru...........  37    Director


     D. Michael Talla co-founded the Company in 1977, has served as Chief Executive Officer since that time and has served as Chairman of the Board of Directors since February 1994. Mr. Talla has been in the sports and fitness industry for more than 20 years and has developed or participated in the development of more than 20 Clubs in the United States, including all Clubs developed by the Company. Mr. Talla holds a Bachelor of Arts Degree in Business Administration from the University of Arizona.

     Rex A. Licklider joined the Company as an unpaid consultant in 1991, has served as a director of the Company since February 1994 and was named Vice Chairman of the Board in May 1994. Effective August 1, 1996, Mr. Licklider entered into a consulting agreement with the Company pursuant to which he advises the Company with respect to strategic and financial matters. Prior to his involvement with the Company, Mr. Licklider founded Com Systems, Inc., a publicly traded long-distance telecommunications company and served in various capacities as Chairman, President and Chief Executive Officer from 1975 until April 1992. Mr. Licklider is a director of Deckers Outdoor Corporation, GoldenTel, Inc., and Associated Travel Services, Inc. He also serves on the Board of Directors of the Children's Bureau of Southern California and Los Angeles Youth Programs, Inc. Mr. Licklider holds a Bachelor of Arts Degree in Business Administration from the University of Arizona and a Masters in Business Administration from the University of California at Los Angeles.

     John M. Gibbons was hired by the Company to serve as Chief Financial Officer in May 1994 and became Executive Vice President in February 1995 and President and Chief Operating Officer on July 1, 1995. Mr. Gibbons was elected to the Board of Directors effective August 14, 1995. From September 1993 until May 1994, Mr. Gibbons was a self-employed financial and business consultant whose clients included the Company. From February 1990 until September 1993, Mr. Gibbons was employed as a Vice President by Com Systems, Inc., a publicly traded long-distance telecommunications company located in Westlake Village, California, serving as General Manager and Senior Vice President from December 1992 to September 1993, and as Chief Financial Officer from August 1991 through December 1992. Mr. Gibbons has a Bachelors of Business Administration from Notre Dame and a Masters of Business Administration from the University of Southern California, and is a Certified Public Accountant.

     Nanette Pattee Francini co-founded the Company in 1977 and has been principally responsible for overseeing all marketing activities since 1978. Ms. Pattee Francini has served as a director since February 1994 and was appointed Executive Vice President and Secretary in May 1994. Ms. Pattee Francini has been in the sports and fitness industry for more than 20 years and has developed or participated in the development of more than 20 Clubs, including all Clubs developed by the Company. Ms. Pattee Francini holds a Bachelor of Arts Degree from the University of Arizona.

     Mark S. Spino has served the Company as Director of Development since 1980 and was appointed Vice President in 1984. Mr. Spino has been in the sports and fitness industry for more than 15 years and has developed or participated in the development of more than 15 Clubs in the United States, including many of the Clubs developed by the Company. From July 1979 to June 1980, Mr. Spino was Assistant Manager, and later Manager, of the Mid-Valley Athletic Club in Reseda, California. Mr. Spino holds Bachelor of Arts and Master of Arts Degrees in Physical Education from the University of Southern California.

     Philip J. Swain has been employed by the Company since 1982 and has served as Vice President of Operations since 1988. Mr. Swain has been in the sports and fitness industry for more than 20 years and has developed or participated in the development of more than 15 Clubs in the United States, including many of the Clubs developed by the Company. Mr. Swain served as Regional General Manager from 1986 until 1988. From December 1979 to November 1982, Mr. Swain was the Director of Marketing and Membership at the Mid-Valley Athletic Club in Reseda, California. From February 1975 to December 1979, Mr. Swain was employed by Health & Tennis Corporation of America, managing different facilities in Detroit and Los Angeles.

     Timothy M. O'Brien has been employed as Chief Financial Officer by the Company since February 1995. In June 1995, he was appointed Assistant Secretary. From July 1993 until February 1995, Mr. O'Brien was employed as Vice President/Controller of WCT Communications, Inc., a publicly traded long-distance telecommunications company located in Santa Barbara, California. From May 1989 until July 1993, Mr. O'Brien was Controller for Com Systems, Inc., a publicly traded long-distance telecommunications company located in Westlake Village, California. Mr. O'Brien has a Bachelor of Business Administration degree from the University of Wisconsin-Madison and is a Certified Public Accountant.

     Brian J. Collins has been Vice President and Chief Financial Officer of Millennium Partners Management LLC and its predecessor company, affiliates of Millennium Entertainment Partners L.P., a real estate developer of mixed use urban entertainment projects, since December 1996. Since June 1, 1997, he has been a principal of Millennium Partners Management LLC. From March 1993 to November 1996, Mr. Collins was Senior Vice President at Carol Management Corp., an owner and operator of real estate and hotel properties, and from June 1992 to February 1993, he was President of BJC Realty Inc., a real estate consulting firm. Mr. Collins holds a Bachelor of Arts Degree from Colgate University and a Masters of Science from New York University Graduate School of Business.

     Andrew L. Turner has been a director of the Company since September 1994 and has been Chairman of the Board of Directors, President and Chief Executive Officer of Sun Healthcare Group, Inc., a publicly traded long-term health care services provider since its formation in 1989. Mr. Turner was also founder and previously served as Chief Operating Officer of Horizon Healthcare Corporation, a publicly traded health care services provider, from 1986 to 1989. Prior to 1986, Mr. Turner served as a Senior Vice President of Operations of The Hillhaven Corporation.


     Dennison T. Veru has been President of Awad & Associates, a money management division of Raymond James Financial, since November 1992. From February 1990 to November 1992, he served as Executive Vice President, Investments, of Smith Barney, Inc., specializing in small and medium capitalization stocks. Prior to that, Mr. Veru was Vice President of Broad Street Investment Management and an Assistant Vice President at Drexel Burnham Lambert. Mr. Veru serves as a director for Lois USA, Inc. a publicly held company. Mr. Veru is a graduate of Franklin and Marshall College.


     The directors of the Company are divided into three classes having terms expiring at the annual meetings of the Company's stockholders in 1998 (Messrs. Turner, Gibbons and Collins), 1999

(Ms. Pattee Francini and Mr. Veru) and 2000 (Messrs. Talla and Licklider), or such later dates as their successors are elected. At each annual meeting of stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected.

     Officers serve at the pleasure of the Board of Directors subject to any rights under employment agreements.


     The Board of Directors has created an Audit Committee and a Compensation Committee. The Audit Committee, composed of Messrs. Turner and Veru, is charged with reviewing the Company's annual audit and meeting with the Company's independent auditors and reviewing the Company's internal controls and financial management practices. The Compensation Committee, also composed of Messrs. Turner and Veru, recommends to the Board of Directors compensation for the Company's key employees and administers the 1994 Stock Incentive Plan.


EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by the Company to the Chief Executive Officer and to the five other most highly compensated executive officers (the "Named Executive Officers") for the years ended December 31, 1995, 1996 and 1997, for services rendered. Current salaries of the Company's executives are described below under "Employment Agreements."

                           SUMMARY COMPENSATION TABLE


                                                                    LONG-TERM
                                         ANNUAL COMPENSATION       COMPENSATION
         NAME AND                      -----------------------    AWARDS OPTIONS     ALL OTHER
    PRINCIPAL POSITION        YEAR     SALARY(1)       BONUS         (SHARES)       COMPENSATION
    ------------------       ------    ---------      --------    --------------    ------------
D. Michael Talla...........   1997     $239,250(2)          --            --          $ 3,135(3)
  Chairman of the Board       1996      218,000(2)          --            --               --
  and Chief Executive
  Officer                     1995      205,250(2)          --            --               --

Nanette Pattee Francini....   1997      145,100       $ 10,000        15,000               --
  Executive Vice President,   1996      124,175             --        15,000               --
  Secretary and Director      1995      122,200             --            --               --

John M. Gibbons............   1997      245,883(4)      25,000            --            2,637(3)
  President, Chief            1996      232,800(4)      25,000       225,000(5)         2,256(3)
     Operating
  Officer and Director        1995      218,933(4)          --       450,000(5)            --

Mark S. Spino..............   1997      134,125         10,000        15,000
  Vice President and          1996      116,795             --        15,000               --
  Director of Development     1995      111,855             --            --               --

Philip J. Swain............   1997      146,031         15,000        15,000              908(3)
  Vice President and          1996      131,375             --        25,000               --
  Director of Operations      1995      127,000             --            --               --

Timothy M. O'Brien.........   1997      137,667         10,000        15,000            2,807(3)
  Chief Financial Officer     1996      122,175          5,000        20,000            1,791(3)
  and Assistant Secretary     1995      100,087             --        25,000               --


---------------

(1) Includes automobile allowance.
(2) Mr. Talla also receives, on an annual basis, 49.9% of the first $300,000 of The Sports Club/LA's net cash flow. This amount is not included in Mr. Talla's compensation. See "Certain Transactions."

(3) Represents contribution of the Company's Common Stock pursuant to the Company's 401-K Profit Sharing Plan.

(4) Includes an allowance for living expenses paid to Mr. Gibbons under the terms of his employment agreement.

(5) Options to purchase 225,000 shares at the exercise price of $9.00 per share issued on February 27, 1995, were canceled in connection with the issuance on July 5, 1995 of options to purchase 225,000 shares at the exercise price of $5.00 per share. Effective April 24, 1996, the Compensation Committee of the Board of Directors lowered the exercise price to $3.00 per share. Pursuant to the rules of the Securities and Exchange Commission, the cancellation and regrant of the option, and the repricing of the option, are each deemed to constitute a separate award.

EMPLOYMENT AGREEMENTS


     Effective August 10, 1994, the Company entered into Employment Agreements with D. Michael Talla, as Chief Executive Officer, and Nanette Pattee Francini, as Executive Vice President, each of which expire on December 31, 2000. Certain terms of Mr. Talla's employment agreement were amended by the Board of Directors as of February 27, 1995. The Agreements provide for annual compensation of $200,000 payable to Mr. Talla, and $115,000 payable to Ms. Pattee Francini, subject to upward adjustment at the discretion of the Board of Directors. In 1997, the Compensation Committee of the Board of Directors increased Mr. Talla's and Ms. Pattee Francini's annual salaries to $225,000 and $147,000, respectively. The Company may terminate either Employment Agreement without penalty for cause.



     The employment agreements with Mr. Talla and Ms. Pattee Francini entitle each employee to annual performance bonuses in the discretion of the Board of Directors, to be paid within 120 days for Mr. Talla and 150 days for Ms. Pattee Francini following the end of each fiscal year. The employment agreements also include severance provisions which entitle each executive officer to severance pay if his or her employment is terminated by the Company without cause; if the employee dies or is disabled; or if the employee terminates the agreement as a result of a material breach by the Company of its obligations thereunder (up to six months' pay for Ms. Pattee Francini and up to twelve months' pay for Mr. Talla). In addition, the employment agreements provide Mr. Talla and Ms. Pattee Francini with additional severance benefits upon termination of employment following the occurrence of any one of the following events without the approval of a majority of the Board of Directors: (i) the consolidation or merger of the Company with any other corporation or other entity; (ii) the sale or other transfer of all or substantially all of the assets of the Company; (iii) the approval by the stockholders of the Company of a plan of liquidation or dissolution of the Company; (iv) any person becomes the beneficial owner directly or indirectly of 25% or more of the Company's outstanding Common Stock; or (v) a change occurs in the composition of a majority of the Board of Directors of the Company (unless approved by two-thirds of the Board of Directors of the Company). If at any time within two years after the occurrence of any one of the foregoing events Mr. Talla's or Ms. Pattee Francini's employment is terminated (other than for cause, incapacity or death), or Mr. Talla or Ms. Pattee Francini elects to terminate his or her employment for "good reason" (as that term is defined in the agreements), he or she is entitled to receive severance compensation equal to the lesser of: (i) the maximum amount which does not constitute a "parachute payment" as defined in Section 280G of the Internal Revenue Code of 1986, as amended; or (ii) an amount equal to three times the aggregate of (A) his or her base annual salary then in effect, (B) the car allowance, Club memberships and dues, and insurance benefits paid for the employee during the one-year period immediately prior to termination, and (C) bonuses accrued but unpaid through the date of termination of employment. Under the agreements, "good reason" includes the assignment of any duties inconsistent with the employee's position or any other action which diminishes the employee's position, authority or duties, which determination shall be made in good faith by the employee. If the employment of Mr. Talla or Ms. Pattee Francini were terminated within such period as a result of the occurrence of any of the foregoing events (assuming that neither would be entitled to any performance bonus), the aggregate approximate amounts payable to Mr. Talla and Ms. Pattee Francini would be $754,000 and $477,000, respectively.


     Effective as of July 1, 1995, the Company entered into an employment agreement with John M. Gibbons, which expires June 30, 1998. The employment agreement provides for annual base compensation of $200,000, subject to annual review and upward adjustment at the discretion of the Board of Directors. On May 27, 1997, the Compensation Committee of the Board of Directors increased Mr. Gibbons annual base salary to $210,000. In addition to his base salary Mr. Gibbons is entitled to participate in any management bonus program the Board of Directors may implement from time to time. The employment agreement also includes a severance provision which entitles Mr. Gibbons to receive payments equal to his base compensation until the earlier of 12 months following the date of his termination date or the expiration of the term of the agreement, if his employment is terminated prior to the expiration date other than for cause or by Mr. Gibbons himself. Mr. Gibbons will be paid $40,000 for living expenses and $7,800 each year as an auto allowance payable in equal semi-monthly installments. Pursuant to the terms of the employment agreement, the Compensation Committee of the Board of Directors, effective July 1, 1995, granted Mr. Gibbons an option to purchase 225,000 shares of the Company's Common Stock at an exercise price of $5.00 per share ("Option Shares"). One-third of the Option Shares became immediately vested upon the grant with the remaining two-thirds vesting in 24 equal monthly installments commencing October 21, 1995. Concurrent with the grant of these options to purchase shares of Common Stock, options for the purchase of 225,000 shares of Common Stock which were granted to Mr. Gibbons on February 27, 1995 at a price of $9.00 per share were canceled.

     Effective April 24, 1996, the Compensation Committee of the Board of Directors amended the employment agreement with Mr. Gibbons to lower the exercise price of the Option Shares to $3.00 per share, the fair market price of a share of the Company's Common Stock, as evidenced by the closing price on the American Stock Exchange on April 24, 1996. In exchange, Mr. Gibbons agreed to waive 50% of the $100,000 bonus that was to be paid to him in 1996 pursuant to the terms of his employment agreement. In addition, payment of 50% of the remaining bonus was deferred until the second quarter of 1997.

     The Company does not have written employment agreements with Messrs. Spino, Swain, and O'Brien who currently receive annual base salaries of $130,000, $140,000, and $134,000 respectively.

EMPLOYEE BENEFIT PLANS

  1994 Stock Incentive Plan


     A total of 1,000,000 shares are reserved for issuance upon exercise of options granted under the 1994 Stock Incentive Plan (the "Plan"), as adopted on May 27, 1994. As of March 25, 1998, options to purchase an aggregate of 637,833 shares of Common Stock were outstanding and a weighted-average exercise price of $3.79 per share. No stock options may be granted under the Plan after May 27, 2004.


     The Plan is administered by the Company's Compensation Committee (the "Administrator"). The Administrator has sole discretion and authority, consistent with the provisions of the Plan, to select the Eligible Participants to whom Rights will be granted under the Plan, the number of shares which will be covered by each Right and the form and terms of agreements to be used to represent the Rights. All employees, officers and directors of the Company, other than the members of the Administrator, are eligible to participate in the Plan.

     Options. The Administrator is empowered to determine the exercise price of Options granted under the Plan, but the exercise price of incentive stock options must be equal to the fair market value of a share of Common Stock on the date the option is granted (110% with respect to optionees who own at least 10% of the outstanding Common Stock) and non-statutory options must have an exercise price equal to at least 85% of the fair market value of a share of Common Stock on the date the option is granted. Incentive stock options may only be granted to employees and directors of the Company, or of any subsidiary or parent corporation. No incentive stock options may be granted to any optionee which first become exercisable during any calendar year with respect to shares having an aggregate fair market value, measured at the time of the grant of such options, in excess of $100,000. Options granted under the Plan may, in the discretion of the Administrator, become exercisable in installments, however, upon any merger, acquisition or other reorganization in which the Company is not the surviving corporation, or upon a change in control of the Company, all Options will be fully exercisable. All Options which have not previously been exercised or terminated will expire on the tenth anniversary of the date of grant.

     Options terminate on the ninetieth day following the termination of the employment or position of the Option holder with the Company. If the Option holder dies, becomes disabled or retires during the term of the Option, the Option may be exercised following such date by the Option holder or by the Option holder's estate or by a person who acquired the right to exercise the Option by reason of the death or disability of the Option holder for a period of one year. However, a person who retires from the Company may exercise an incentive stock option only during the ninety-day period following the date of retirement or termination of employment. An Option will be exercisable following termination of employment or services only to the extent it was exercisable on the date of such termination, but no Option may be exercised after the expiration of its term.

     Options granted under the Plan are not transferable other than by will or by the laws of descent and distribution, and Options may be exercised, during the lifetime of the Option holder, only by the Option holder or by the Option holder's guardian or legal representative.

     Payment of the exercise price may be made in cash, or, at the discretion of the Administrator, in shares of Common Stock of the Company already owned by the Option holder valued at their fair market value on the date of exercise, or by way of a promissory note from the optionee. The Plan also provides that as a condition of delivery of shares purchased under the Plan, the Company may require the Option holder to deposit with the Company an amount sufficient to satisfy any withholding tax requirements relating to the delivery of the shares. Under certain conditions, including the consent of the Administrator, the Option holder may elect to satisfy his or her withholding obligations with a portion of the shares otherwise deliverable by the Company.

     Purchase Rights. Rights to purchase shares of Common Stock to be offered for direct sale under the Plan must be at a purchase price equal to not less than 85% of the fair market value of the shares on the day preceding the date of grant. Purchase Rights are generally exercisable for period of thirty days following the date of grant. Shares purchased upon exercise of a Purchase Right must be paid for, in the discretion of the Administrator, by cash or cash equivalent, by delivery of a promissory note, or by transfer to the Company of shares of the Company's Common Stock which had been held by the Purchase Right holder for a period of at least six calendar months preceding the date of surrender and which have a fair market value equal to the purchase price at the time of the transfer. The agreements relating to Purchase Rights may contain such other provisions as the Administrator may from time to time determine to be appropriate, including "vesting" provisions granting to the Company the right to repurchase the shares subject to a Purchase Right at the initial exercise price upon the termination of the employment or position of the holder of such shares prior to the vesting date or dates provided in the agreement. Generally, the provisions applicable to Options regarding transfer and exercise upon termination, death, disability or retirement will also apply to Purchase Rights.

     Stock Appreciation Rights. Stock Appreciation Rights ("SARs")allow their holders to benefit from the appreciation in the value of the shares subject to the SARs, without the necessity of the investment of any funds by the holders. Under the Plan, the Administrator may grant SARs in combination with Options or on a stand-alone basis. SARs granted with respect to an Option (the "Related SAR Option") will grant to the holder the right to elect to receive on exercise of the SAR, either in cash or in whole shares of Common Stock, an amount equal to the difference between the fair market value of the shares subject to the Related SAR Option and the exercise price per share of the Related SAR Option. SARs granted without reference to a Related SAR Option will grant to the holder the right to elect to receive, either in cash or in whole shares of Common Stock, an amount equal to the difference between the fair market value of the shares subject to the SAR on the date the SAR is exercised and on the close of business on the date of grant of the SAR. To date, no SARs have been granted under the Plan.

     SARs granted in tandem with a Related SAR Option are exercisable only to the extent and under the same terms and conditions as the Related SAR Option. If a SAR is exercised, the Related SAR Option will be modified to cancel the number of shares with respect to which the SAR was exercised. Upon the exercise or termination of the Related SAR Option, the SAR granted in connection with the Related SAR Option will terminate to the extent of the number of shares as to which the Related SAR Option was exercised or terminated. SARs granted other than in tandem with a Related SAR Option will contain exercise terms substantially similar to those contained in Options.

     All SARs are exercisable for (i) Common Stock (a "Stock Election"); (ii) an amount payable in cash or cash equivalents; or (iii) any combination of the foregoing (any exercise which includes a cash element is referred to herein as a "Cash Election"). A Cash Election may only be made by an "officer" or "director' within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended (a "Section 16(b) Person") during the period between the third and twelfth business days following the Company's release for publication of quarterly or annual summary statements of sales and earnings. A Cash Election by a person who is not a Section 16(b) Person and a Stock Election by any person may be made at any time. Notwithstanding the foregoing, the Administrator may, in its discretion, place a limit on the amount payable upon exercise of a SAR agreement granting the SAR. The Plan provides that no SAR or Related SAR Option is exercisable until the expiration of six months following the date of grant of the SAR or Related SAR Option, except when the grantee dies, retires or becomes disabled.

     Generally, the provisions applicable to Options regarding transfer and exercise upon termination, death, disability or retirement will also apply to SARs.

     Stock Compensation Plan. On July 8, 1994, the Company instituted its 1994 Stock Compensation Plan (the "Stock Compensation Plan") for the purpose of compensating eligible directors by granting them shares of the Company's Common Stock in lieu of a portion of their annual director's fees. A total of 50,000 shares are reserved for issuance pursuant to the Stock Compensation Plan, 12,000 of which have been issued. The Stock Compensation Plan is administered by the Board of Directors and provides that members of the Board of Directors who are neither officers nor employees of the Company or of any subsidiary shall receive, on November 15 of each year, 1,000 shares of Common Stock. The Common Stock will be granted only to persons who are directors as of the grant date. Members of the Administrator are eligible to receive shares of Common Stock pursuant to the Stock Compensation Plan. The Stock Compensation Plan may be terminated or amended either by the Board of Directors or by the Board of Directors and the stockholders, but not more often than once every six months, other than to comport with changes in the Internal Revenue Code, the Employee Retirement Income Security Act, or the rules thereunder. Unless the Stock Compensation Plan is amended, neither the number nor type of securities to be granted to directors pursuant to the Stock Compensation Plan may be changed.

OPTION GRANTS, EXERCISES AND YEAR-END VALUES

     The following table provides information concerning stock options granted by the Company to the Named Executive Officers during the year ended December 31, 1997.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1997

                                              PERCENT                              POTENTIAL REALIZABLE
                                              OF TOTAL                               VALUE AT ASSUMED
                                 NUMBER       OPTIONS                              ANNUAL RATES OF STOCK
                                OF SHARES    GRANTED TO                           PRICE APPRECIATION FOR
                               UNDERLYING    EMPLOYEES    EXERCISE                    OPTION TERM (1)
                                 OPTIONS     IN FISCAL    OR BASE    EXPIRATION   -----------------------
            NAME               GRANTED (2)      YEAR       PRICE        DATE          5%          10%
            ----               -----------   ----------   --------   ----------   ----------   ----------
Nanette Pattee Francini......    15,000       9.68%        $4.375    3/20/2007     $106,896     $170,214
Mark S. Spino................    15,000       9.68%         4.375    3/20/2007      106,896      170,214
Philip J. Swain..............    15,000       9.68%         4.375    3/20/2007      106,896      170,214
Timothy M. O'Brien...........    15,000       9.68%         4.375    3/20/2007      106,896      170,214

---------------

(1) The dollar amounts under these columns are the result of calculations at the 5% and 10% annual rates of stock appreciation prescribed by the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of the Company's stock price. No gain to the optionee is possible without an increase in the price of the Company's stock which will benefit all stockholders commensurately.
(2) All of such options are governed by the Company's 1994 Stock Incentive Plan.

     The following table provides information with respect to unexercised stock options as of December 31, 1997. None of the Named Executive Officers exercised stock options during the last fiscal year.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                            NUMBER OF UNEXERCISED        VALUE OF ALL UNEXERCISED IN-THE-
                                        OPTIONS UNDER THE OPTION PLAN        MONEY OPTIONS AT FY-END
                 NAME                   EXERCISABLE/UNEXERCISABLE(1)       EXERCISABLE/UNEXERCISABLE(2)
                 ----                   -----------------------------    --------------------------------
John M. Gibbons.......................              225,000/0                   $    1,406,250/$0
Nanette Pattee Francini...............           5,000/25,000                   $ 32,813/$138,750
Mark S. Spino.........................           5,000/25,000                   $ 32,813/$138,750
Philip J. Swain.......................           8,334/31,666                   $ 54,692/$182,496
Timothy M. O'Brien....................          23,334/36,666                   $110,316/$193,747

---------------
(1) All such options are governed by the Company's 1994 Stock Incentive Plan.
(2) An in-the-money option is an option which has an exercise price for the Common Stock which is lower than the fair market value of the Common Stock on a specified date. The fair market value of the Common Stock on December 31, 1997, was $9.25, which was the closing price per share on the American Stock Exchange on such date.

COMPENSATION OF DIRECTORS


     Non-employee directors of the Company are entitled to receive an annual fee of $10,000 and a fee of $500 for each meeting attended. Non-employee directors who are members of the Audit Committee or Compensation Committee are entitled to receive $500 for each meeting they attend. In addition, non-employee directors receive 1,000 shares of the Company's Common Stock each year pursuant to the Company's 1994 Stock Compensation Plan. Messrs. Licklider, Collins, Turner and Veru currently serve on the Board as non-employee directors. The Company provides Mr. Licklider with health insurance under its group insurance plan. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board. Amounts paid to directors were $36,000 during 1995, $37,026 during 1996, and $48,834 during 1997. Under the 1994 Stock Compensation Plan an aggregate of 12,000 shares of Common Stock were issued to non-employee directors through December 31, 1997.

COMPENSATION OF COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board ("Committee") administers the executive compensation for the Company. Mr. Licklider was appointed Chairman on July 8, 1994, and served continuously until August 1, 1996, when he resigned to become a paid consultant with the Company. Mr. Turner has been a member of the Committee since September 13, 1994, and became its Chairman on February 27, 1995. Mr. Veru was appointed to the Committee on February 20, 1996. None of these individuals has ever been an officer or employee of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation includes provisions which limit the liability of its directors. As permitted by applicable provisions of the Delaware General Corporation Law (the "Delaware Law"), directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. This limitation does not affect liability for any breach of a director's duty to the Company or its stockholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to the best interests of the Company or its stockholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to the Company or its stockholders, or that show a reckless disregard for duty to the Company or its stockholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to the Company or its stockholders, or (iii) based on transactions between the Company and its directors or another corporation with interrelated directors or on improper distributions, loans or guarantees under applicable sections of Delaware Law. This limitation of directors' liability also does not affect the availability of equitable remedies, such as injunctive relief or rescission.

     The Company's Bylaws authorize the Company to indemnify its directors and officers to the full extent permitted by Delaware Law, including circumstances in which indemnification is otherwise discretionary under Delaware Law, and the Company anticipates entering into indemnification agreements (the "Indemnification Agreements") with its directors providing such indemnity. The Indemnification Agreements will constitute binding agreements between the Company and each of the other parties thereto, and thus will prevent the Company from modifying its indemnification policy in a way that is adverse to any person who is a party to an Indemnification Agreement.

                              CERTAIN TRANSACTIONS

     The Company possesses a 50.1% interest in the partnership which owns The Sports Club/LA; Mr. Talla beneficially owns the remaining 49.9% interest. The partnership agreement provides that, on an annual basis, the partners will share in the first $300,000 of The Sports Club/LA's net cash flow in proportion to their percentage interests. The next $35.0 million of net cash flow will be distributed to the Company. All distributions of net cash flow thereafter, if any, will be made to the partners in proportion to their percentage interests. In addition, the partnership agreement provides the Company with an option to purchase Mr. Talla's interest for an amount equal to the product of four times the amount of distributions received by Mr. Talla in the year immediately preceding the year in which the option is exercised.

     As of January 1, 1997, Mr. Talla was either the guarantor of, or the named debtor with respect to, approximately $245,000 in debts of the Company. The Company agreed with Mr. Talla to make all payments due with respect to all such debts, and to indemnify him with respect to all costs incurred in connection therewith. These debts have been reflected in the Company's financial statements. All such debts were paid in full during 1997.

     In April 1996, the Company extended a loan to Mr. Talla in the amount of $600,000, secured by 384,000 shares of the Company's Common Stock. The loan was due and payable on April 3, 1997 and bore interest at 6.8%. In 1997, The Company's Board of Directors approved the extension of the loan and accrued interest into a new note in the amount of $641,000 with interest at 5.9%, due on April 3, 1998, secured by a pledge of 300,000 shares of the Company's stock. Mr. Talla repaid this loan and accrued interest in September 1997.

     Effective August 1, 1996, Mr. Licklider entered into a consulting agreement with the Company pursuant to which Mr. Licklider received $10,000 per month plus reimbursement for reasonable and necessary expenses. The agreement had a one-year term and on August 1, 1997 was extended through July 31, 1998. Under the terms of the agreement, Mr. Licklider advises the Company with respect to strategic and financial matters for a minimum of 60 hours of service per month outside the normal scope of his duties as a director. Effective with the commencement of the consulting agreement, Mr. Licklider resigned from the audit and compensation committees of the Board of Directors.

     Effective January 28, 1997, the Board of Directors approved the use of up to $3.0 million to repurchase shares of the Company's Common Stock. When the plan was terminated in February 1998, the Company had repurchased a total of 184,766 shares at prices per share ranging from a low of $3.50 on February 12, 1997, to a high of $6.675 on September 12 1997, with a weighted-average price of $5.58 per share. On March 27, 1997, the Company purchased from Ms. Pattee Francini, Executive Vice President and Secretary, and Mr. Philip Swain, Vice President of Operations, 25,000 shares and 20,000 shares, respectively, at a price of $4.6875, representing the closing price of the Common Stock on the AMEX on March 25, 1997. On September 12, 1997, the Company purchased from D. Michael Talla, Chairman of the Board and Chief Executive Officer, 97,166 shares of Common Stock at a price of $6.675, representing the average of the closing price of the Common Stock on the AMEX for the 10 trading days immediately preceding, and ending on, September 12th. The proceeds of the purchase of Common Stock from Mr. Talla were used to repay the loan by the Company to Mr. Talla described above.

     Millennium is the second largest shareholder of the Company, with 3,929,863 shares or 27.6% of the outstanding Common Stock. Additionally, Millennium is a partner with the Company in the Reebok Sports Club/NY as well as the landlord of the building in which the Reebok Sports Club/NY is located. The Reebok-Sports Club/NY partnership pays rent to Millennium in the amount of $2.0 million per year, and the partnership agreement provides for a first priority annual distribution of $3.0 million to Millennium (adjusted to $2.1 million for calendar year 1997). In June 1997, Millennium and the Company entered into leases with respect to the development of two additional Sports Clubs in Washington, D.C. and San Francisco, California and are negotiating the terms of a lease for an additional Sports Club in Boston, Massachusetts (See
"Business -- Acquisition and Development of Additional Clubs").

     On June 11, 1997, the Company issued to Millennium 2,105,263 shares of Common Stock in exchange for $10.0 million consisting of $5.0 million in cash and certain interests of Millennium in the Reebok-Sports Club/NY partnership, including a 9.9% interest in the partnership and a $2.5 million promissory note issued by the partnership. The Company also granted to Millennium certain registration and preemptive rights, which preemptive rights have been waived with respect to the Offering. In addition, for so long as Millennium maintains at least a 12% interest in the equity securities of the Company, the Company and certain of its shareholders have agreed to cause a nominee of Millennium to be appointed or elected to the Board of Directors of the Company; Brian J. Collins, an officer of Millennium, is currently a member of the Company's Board of Directors as Millennium's nominee.

     On December 31, 1997, the Company sold an additional 625,000 shares of Common Stock to Millennium for $5.0 million, which the Company used to fund the cash portion of the acquisition of four Spectrum Clubs from Racquetball World. In addition, Millennium acquired properties underlying two of the Clubs for $10.0 million and is leasing these properties to the Company under a financing lease agreement which is reflected as a capital lease obligation in the Company's consolidated balance sheet. The lease has a term of twenty years, and provides for annual rent of $1.0 million for the first ten years and $1.2 million per year thereafter. At any time during the first three years of the lease the Company may purchase the leased property from Millennium for a purchase price (currently estimated to be approximately $10.1 million) equal to $10.0 million plus all costs incurred by Millennium in connection with the acquisition of such property, plus a 12% compound return on its total investment. Millennium has the right to require the Company to acquire its interest in the property at such price if (i) the Company receives private debt financing in excess of $95.0 million, (ii) the Company receives public equity financing in excess of $20.0 million, (iii) a default (as defined in the lease) occurs, or (iv) a major casualty occurs with respect to either property. Millennium has waived this right with respect to the Offering.

     In September 1997, the Company entered into a non-binding agreement to purchase undeveloped land from an unaffiliated third party in La Jolla, California, for approximately $6.4 million, on which the Company is evaluating the development of a Sports Club. To secure its right to purchase this property, the Company made a series of deposits aggregating $425,000 through January 12, 1998, $325,000 of which is non-refundable. The right to purchase this property expires April 12, 1998. In March 1998, the Company entered into an agreement with Millennium pursuant to which Millennium agreed to pay the Company $425,000 in exchange for an option, exercisable at Millennium's sole discretion, to fund the purchase price and acquire the La Jolla site, subject to the right of the Company to reacquire the property as described below. Development of the La Jolla property is subject to further investigation by the Company of the feasibility of the project as well as obtaining suitable financing, and there can be no assurance that the Company (whether independently or together with Millennium) will develop this project.


     In March 1998, the Company entered into an agreement to acquire approximately 3.5 acres of undeveloped land from an unaffiliated third party in Houston, Texas, for approximately $3.1 million, on which the Company intends to develop a Sports Club. Millennium has agreed that in the event the Company does not otherwise obtain satisfactory financing for the Houston development, Millennium will acquire and negotiate to develop the Club with the Company.


     The Company is considering development alternatives for both the La Jolla and Houston properties, including a sale/lease back or other financing or joint venture arrangements with Millennium or another party. The Company has the right, for a period of six (6) months to reacquire each of the La Jolla and Houston properties from Millennium at a purchase price equal to all costs incurred by Millennium in connection with the acquisition, development and ownership of such property, plus a 12% compound return on its total investment, plus, in the case of the La Jolla property, a fee of $200,000. See
"Business -- Acquisition and Development of Additional Clubs."


     RM Sports Club, Inc., a corporation owned and controlled by D. Michael Talla, Chairman and Chief Executive Officer of the Company, and Rex Licklider, Vice Chairman of the Company, intends to enter into an agreement to purchase an existing Club and in connection therewith intends to make a $1.0 million non-refundable deposit. In addition, RM Sports Club, Inc. has entered into an agreement with the Company pursuant to which it has agreed to transfer its rights under such agreement to the Company for a purchase price equal to $1.0 million. The agreement provides that RM Sports Club, Inc. may not acquire the Club or sell any rights thereto without first presenting such offer to the Company. See "Business -- Acquisition and Development of Additional Clubs."


     The Company has entered into agreements with its directors and officers providing for the indemnification of such directors and officers by the Company to the maximum extent permitted under Delaware law, in the event such persons are the subject of lawsuits or otherwise suffer losses as a result of their activities on behalf of the Company. These agreements include, among other things, indemnity for judgments and settlements in derivative actions, prompt payment of legal expenses in advance of indemnification and equitable contribution by the Company in certain instances in the event a director or officer is not entitled to full indemnification.

     The Company believes that each of the foregoing transactions has been on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All transactions between the Company and any of its directors or officers are subject to the approval of the disinterested directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information, as of March 25, 1998, regarding the beneficial ownership of the Company's Common Stock, by (i) each person known by the Company to be the beneficial owner of more than five percent of its Common Stock; (ii) each director; (iii) each executive officer listed in the Summary Compensation Table; and (iv) all directors and executive officers as a group. Unless otherwise indicated, each of the following stockholders has sole voting and investment power with respect to the shares beneficially owned, except to the extent that such authority is shared by spouses under applicable law.


                                                                                   PERCENT OF
                                                                                  OUTSTANDING
                                                               NUMBER OF           SHARES(9)
                                                                 SHARES       --------------------
                                                              BENEFICIALLY     BEFORE      AFTER
                    BENEFICIAL OWNER(1)                          OWNED        OFFERING    OFFERING
                    -------------------                       ------------    --------    --------
D. Michael Talla(2)(3)......................................   4,740,342        33.2%       23.4%
The Licklider Living Trust dated May 2, 1986................   1,271,562         8.9         6.3
Mona Talla(2)(3)............................................   4,739,905        33.2        23.4
Nanette Pattee Francini(2)(3)...............................   4,739,905        33.2        23.4
Mark S. Spino(2)(3).........................................   4,739,905        33.2        23.4
Philip J. Swain(2)(3).......................................   4,739,905        33.2        23.4
The Jared R. Talla Irrevocable Trust dated January 4,
  1993(2)(3)................................................   4,739,905        33.2        23.4
The Brett M. Talla Irrevocable Trust dated January 4,
  1993(2)(3)................................................   4,739,905        33.2        23.4
John M. Gibbons(4)..........................................     266,374         1.8         1.3
Dennison T. Veru............................................      12,000         ***         ***
Timothy M. O'Brien(5).......................................      42,282         ***         ***
Andrew L. Turner............................................      54,000         ***         ***
Brian J. Collins............................................       1,000         ***         ***
Millennium(6)...............................................   3,929,863        27.6        19.4
Townsend Group Investments(7)...............................     734,300         5.2         3.6
All directors and executive officers as a group (10
  persons)(8)...............................................   6,387,560        43.9        31.1


---------------
*** Less than one percent.

(1) The address of each of the foregoing persons is 11100 Santa Monica Boulevard, Suite 300, Los Angeles, California 90025.


(2) Includes shares with respect to which the named beneficial owner shares voting power pursuant to a voting agreement which requires each party to vote their shares in the manner determined by a majority of all holders. The agreement is effective until October 20, 2004 or until terminated by persons holding 66 2/3% of the Common Stock held by all persons subject to the agreement. Mr. Talla, Mona Talla, The Jared R. Talla Irrevocable Trust dated January 4, 1993, The Brett M. Talla Irrevocable Trust dated January 4, 1993, Ms. Pattee Francini, Mr. Spino and Mr. Swain are record owners of 3,770,617; 30,953; 114,714; 114,714; 256,107; 227,969 and 173,164 shares of the
    Company's Common Stock, respectively. Mr. Talla (including members of his immediate family and trusts for their benefit) is the record owner of 4,030,998 shares. Includes 98 shares to be issued for the account of Mr. Swain and 339 shares to be issued for the account of Mr. Talla under the Company's 401-K Profit Sharing Plan. Assumes that the Underwriters' over-allotment option is not exercised and that the persons included in the table do not purchase shares in the Offering. The Jared R. Talla Irrevocable Trust dated January 4, 1993 and the Brett M. Talla Irrevocable Trust dated January 4, 1993 (the "Selling Stockholders") have each agreed to sell 50,000 shares of Common Stock pursuant to the Underwriters' over-allotment option. If the over-allotment option is exercised in full, each of the Selling Stockholders will own 64,714 shares, and each of the persons subject to the agreement will beneficially own 21.7% of the outstanding shares.


(3) Includes 51,667 shares of Common Stock issuable within 60 days upon the exercise of options granted to Ms. Pattee Francini, Mr. Spino and Mr. Swain under the Company's 1994 Stock Incentive Plan. Ms. Pattee Francini and Mr. Spino each hold options exercisable for 15,000 shares and Mr. Swain holds options exercisable for 21,667 shares.


(4) Includes 35,500 shares owned by Mr. Gibbons, 5,000 shares owned by Mr. Gibbons' spouse and 225,000 shares of Common Stock issuable within 60 days upon the exercise of options granted under the Company's 1994 Stock Incentive Plan, and 589 shares vested and 285 shares to be issued for Mr. Gibbon's account under the Company's 401-K Profit Sharing Plan.



(5) Includes 41,667 shares of Common Stock issuable within 60 days upon the exercise of options granted under the Company's 1994 Stock Incentive Plan, and 312 shares vested and 303 shares to be issued for Mr. O'Brien's account under the Company's 401-K Profit Sharing Plan.


(6) Includes 1,051,000 shares owned by Millennium Development Partners, L.P., 625,000 shares owned by Millennium Entertainment Partners L.P., and 2,253,863 shares owned by Millennium Partners LLC.

(7) Townsend Group Investments is a registered investment advisor. Includes 50,500 shares over which Townsend has sole voting and dispositive power and 683,800 shares over which it exercises shared voting and dispositive power.


(8) Includes 318,334 shares of Common Stock issuable within 60 days upon the exercise of options granted under the Company's 1994 Stock Incentive Plan and 1,926 shares vested or to be issued within 60 days under the Company's 401-K Profit Sharing Plan.


(9) All shares not currently outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for the purpose of computing the "Percent of Outstanding Shares" held by the holder thereof, but are not deemed to be outstanding for the purpose of computing the "Percent of Outstanding Shares" held by any other shareholder, pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 20,221,312 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and excluding 637,833 shares issuable upon exercise of outstanding employee stock options and up to 159,081 shares issuable to the sellers of the Racquetball World Clubs on December 31, 1998 (See "The Company"). Of these shares, approximately 17,200,691 shares held by existing stockholders or issued in the Offering will be freely tradeable (unless such shares are held by an "affiliate" of the Company as such term is defined in the Securities Act and subject to the agreements described below) without restriction or registration under the Securities Act. The remaining 3,020,621 shares were issued and sold by the Company in private transactions ("Restricted Shares") and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 thereunder. 2,395,621 of these shares have been registered for public sale under the Securities Act. The Company has reserved 997,333 shares of Common Stock for issuance under its 1994 Stock Incentive Plan and 38,000 shares remain available for issuance to non-employee directors under its 1994 Stock Compensation Plan. The Company has filed registration statements under the Securities Act covering shares of Common Stock issuable under the Company's 1994 Stock Incentive Plan and 1994 Stock Compensation Plan, and Common Stock issued upon the exercise of stock options generally will be available for sale in the open market subject to Rule 144 volume limitations applicable to affiliates.


     The directors, executive officers and certain stockholders of the Company who in the aggregate hold approximately 9,998,064 shares of Common Stock and options to acquire 385,000 shares of Common Stock have entered into agreements, subject to certain limited exceptions, not to offer, sell or otherwise dispose of, directly or indirectly, any shares of Common Stock owned by them for a period of 90 days from the closing of the Offering without the prior written consent of Schroder & Co. Inc. (the "Lock-Up Agreements"). Schroder & Co. Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the Lock-Up Agreements.


     No predictions can be made as to the effect, if any, that market sales of Common Stock or the availability of Common Stock for sale will have on the market price prevailing from time to time. Sale of a substantial number of shares of Common Stock in the public market following the Offering could have an adverse effect on the market value of the Common Stock.

     In general, under Rule 144 as currently in effect, any holder of Restricted Shares, including an affiliate of the Company, as to which at least one year elapsed since the later of the date of their acquisition from the Company or an affiliate, would be entitled within any three-month period to sell a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 200,000 shares immediately after the completion of the Offering assuming no exercise of the Underwriters' over-allotment option) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are also subject to certain other requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months immediately preceding the sale, and who, together with any previous holder who is not an affiliate of the Company, has beneficially owned Restricted Shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the limitations described above. The foregoing summary is not intended to be a complete description of Rule 144.

                                  UNDERWRITING


     The underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of an underwriting agreement with the Company and the Selling Stockholders (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names:


                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Schroder & Co. Inc..........................................
Prudential Securities Incorporated..........................
Sutro & Co. Incorporated....................................
                                                              ---------
          Total.............................................  6,000,000
                                                              =========

     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Common Stock offered hereby, if any such shares are purchased.

     The Underwriters have advised the Company that they propose to offer the shares of Common Stock directly to the public, initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters propose initially to allow a concession not in excess of $
share to certain dealers; and that the Underwriters and such dealers may
initially allow a concession not in excess of $     share to other dealers.
After the initial offering of the shares of Common Stock, the public offering price and such concessions may be changed by the Underwriters.


     The Company and the Selling Stockholders have granted an option to the Underwriters, exercisable for 30 days from the date of this Prospectus, to purchase, pro rata, up to an aggregate of 900,000 additional shares of Common Stock, of which 800,000 are to be issued and sold by the Company and 100,000 are to be sold by the Selling Stockholders, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the Common Stock offered hereby.


     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Company and its executive officers, directors and certain shareholders have agreed with the Underwriters that, for a period of 90 days following the Offering, they will not offer, sell, contract to sell, grant an option to purchase, or otherwise dispose (or announce any offer, sale, grant of any option, or other distribution) of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock without the prior written consent of Schroder & Co. Inc., other than grants of employee stock options under existing option plans and the issuance of Common Stock upon exercise of employee options.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the AMEX or otherwise and, if commenced, may be discontinued at any time.

     At the request of the Company, up to 600,00 shares of Common Stock have been reserved for sale in the Offering to certain individuals, including directors and employees of the Company, members of their families, and other persons having business relationships with the Company. The price of such shares to such persons will be the initial public offering price set forth on the cover of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Kinsella, Boesch, Fujikawa & Towle, LLP, 1901 Avenue of the Stars, 7th Floor, Los Angeles, California. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Stroock & Stroock & Lavan LLP, Los Angeles, California.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices: the Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048, and the Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. They may also be obtained by written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information can be inspected at the American Stock Exchange, 36 Trinity Place, New York, New York 10006. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding the Company. The address for such site is http://www.sec.gov.

     A registration statement on Form S-2, together with all amendments, exhibits and documents incorporated therein by reference (the "Registration Statement"), has been filed with the Commission, Washington, D.C., under the Securities Act, with respect to the Common Stock Offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements in this Prospectus as to the contents of exhibits are not necessarily complete, and each statement is qualified in all respects by reference to the copies of documents filed or incorporated by reference as exhibits to the Registration Statement or otherwise filed with the Commission. Copies of the Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's offices described above, and copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents (the "Incorporated Documents") filed with the Commission by the Company pursuant to the Exchange Act are incorporated by reference in this Prospectus:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 filed on February 27, 1998.

          (b) The Company's Current Report on Form 8-K filed on January 15,
     1998.

          (c) The Company's Current Report on Form 8-K filed on February 2,
     1998.

          (d) The description of the Company's securities contained in the Company's Registration Statement on Form 8-A, declared effective by the Commission on October 13, 1994.


          (e) The Company's Current Report on Form 8-K filed on March 12, 1998.


     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests for such documents should be directed to Investor Relations, The Sports Club Company, Inc, 11100 Santa Monica Boulevard, Suite 300, Los Angeles, California 90025, telephone
(310) 479-5200.

                         THE SPORTS CLUB COMPANY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of December 31, 1996 and
  1997......................................................  F-3
Consolidated Statements of Income for the Three-Year Period
  ended December 31, 1997...................................  F-4
Consolidated Statements of Shareholders' Equity for the
  Three-Year Period ended December 31, 1997.................  F-5
Consolidated Statements of Cash Flows for the Three-Year
  Period ended December 31, 1997............................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders The Sports Club Company, Inc.:

     We have audited the accompanying consolidated financial statements of The Sports Club Company, Inc. and subsidiaries (the Company) as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Sports Club Company, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                         KPMG PEAT MARWICK LLP

Los Angeles, California
February 13, 1998, except for note 6,
which is as of February 23, 1998.

                         THE SPORTS CLUB COMPANY, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS


                                                               1996        1997
                                                              -------    --------
Current assets
  Cash and cash equivalents, includes $727 escrowed
     construction funds in 1996.............................  $ 4,146    $  1,581
  Accounts receivable, net of allowance for doubtful
     accounts of $57 and $385 in 1996 and 1997,
     respectively...........................................    1,376       2,072
  Inventories...............................................      395         813
  Other current assets......................................      381         354
  Due from affiliates.......................................    1,043         106
                                                              -------    --------
          Total current assets..............................    7,341       4,926
Property and equipment, net.................................   72,736     106,791
Equity interest in unconsolidated subsidiary................      642         862
Costs in excess of net assets acquired, less accumulated
  amortization of $454 and $822 in 1996 and 1997,
  respectively..............................................   13,552      15,917
Organizational costs and other assets, net..................    1,426       3,065
                                                              -------    --------
                                                              $95,697    $131,561
                                                              =======    ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current installments of notes payable and capitalized
     lease obligations......................................  $ 2,470    $  2,975
  Notes payable to bank.....................................       --       5,000
  Accounts payable..........................................    1,431         948
  Accrued liabilities.......................................    2,777       7,985
  Deferred membership revenues..............................    7,481       9,936
                                                              -------    --------
          Total current liabilities.........................   14,159      26,844
Notes payable and capitalized lease obligations, less
  current installment.......................................   36,027      42,823
Deferred lease obligations..................................    3,309       2,817
Minority interest...........................................    1,000         600
                                                              -------    --------
          Total liabilities.................................   54,495      73,084
Shareholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized; no shares issued or outstanding............       --          --
  Common stock, $.01 par value, 40,000,000 shares
     authorized; 11,358,000 and 14,382,621 shares issued and
     outstanding at December 31, 1996 and 1997,
     respectively...........................................      114         144
  Additional paid-in capital................................   36,935      53,613
  Retained earnings.........................................    4,153       5,674
  Less Treasury stock, at cost, 163,976 shares..............       --        (954)
                                                              -------    --------
          Total shareholders' equity........................   41,202      58,477
                                                              -------    --------
                                                              $95,697    $131,561
                                                              =======    ========


          See accompanying notes to consolidated financial statements.

                         THE SPORTS CLUB COMPANY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1997
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                               1995       1996       1997
                                                              -------    -------    -------
Revenues....................................................  $34,659    $36,918    $61,154
Operating expenses
  Direct....................................................   21,730     22,989     43,517
  Selling, general and administrative.......................    5,486      6,052      6,607
  Depreciation and amortization.............................    2,775      2,490      3,919
                                                              -------    -------    -------
       Total operating expenses.............................   29,991     31,531     54,043
                                                              -------    -------    -------
          Income from operations............................    4,668      5,387      7,111
Other income (expense):
  Interest..................................................   (2,600)    (2,682)    (3,206)
  Minority interests........................................     (150)      (150)       (22)
  Equity interest in net income of unconsolidated
     subsidiaries...........................................      860        631        696
  Non-recurring items.......................................       --       (300)    (2,025)
                                                              -------    -------    -------
       Total other income (expense).........................   (1,890)    (2,501)    (4,557)
                                                              -------    -------    -------
          Income before income taxes........................    2,778      2,886      2,554
Provision for income taxes..................................    1,139      1,183      1,014
                                                              -------    -------    -------
          Net Income........................................  $ 1,639    $ 1,703    $ 1,540
                                                              =======    =======    =======
Net Income per share:
  Basic.....................................................  $  0.14    $  0.15    $  0.12
                                                              =======    =======    =======
  Diluted...................................................  $  0.14    $  0.15    $  0.12
                                                              =======    =======    =======
Weighted average number of common shares outstanding:
  Basic.....................................................   11,353     11,355     12,524
                                                              =======    =======    =======
  Diluted...................................................   11,357     11,360     12,683
                                                              =======    =======    =======

          See accompanying notes to consolidated financial statements.

                         THE SPORTS CLUB COMPANY, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                            COMMON STOCK     ADDITIONAL               TREASURY STOCK
                                           ---------------    PAID-IN     RETAINED   ----------------
                                           SHARES   AMOUNT    CAPITAL     EARNINGS   SHARES   AMOUNT
                                           ------   ------   ----------   --------   ------   -------
Balance, January 1, 1995.................  11,350    $114     $36,898      $  811      --          --
  Net Income.............................      --      --          --       1,639      --          --
  Issuance of common stock to outside
     directors...........................       5      --          29          --      --          --
                                           ------    ----     -------      ------     ---     -------
Balance, December 31, 1995...............  11,355     114      36,927       2,450      --          --
  Net Income.............................      --      --          --       1,703      --          --
  Issuance of common stock to outside
     directors...........................       3      --           8          --      --          --
                                           ------    ----     -------      ------     ---     -------
Balance, December 31, 1996...............  11,358     114      36,935       4,153      --          --
  Net Income.............................                                   1,540      --          --
  Sale of common stock...................   2,730      27      14,973          --      --          --
  Issuance of common stock in connection
     with acquisition of The Sports Club/
     Las Vegas                                291       3       1,672          --      --          --
  Treasury stock repurchased.............      --      --          --          --     185     $(1,034)
  Reissuance of treasury stock for
     employee stock plans................      --      --          --         (19)    (21)         80
  Issuance of common stock to outside
     directors...........................       4      --          33          --      --          --
                                           ------    ----     -------      ------     ---     -------
Balance, December 31, 1997...............  14,383    $144     $53,613      $5,674     164     $  (954)
                                           ======    ====     =======      ======     ===     =======

          See accompanying notes to consolidated financial statements.

                         THE SPORTS CLUB COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   THREE-YEAR PERIOD ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                               1995        1996        1997
                                                              -------    --------    --------
Cash flows from operating activities:
  Net Income................................................  $ 1,639    $  1,703    $  1,540
  Adjustments to reconcile net income to cash provided by
    operating activities:
      Depreciation and amortization.........................    2,775       2,490       3,919
      Accrued management fees...............................     (502)        (97)         --
      Equity interest in net income of unconsolidated
         subsidiaries.......................................     (860)       (631)       (696)
      Distributions from unconsolidated subsidiaries........      320         623         469
      Stock issued as directors' fees.......................       29           8          33
      Loss on sales of Sports Connections...................       --         300          --
      Minority interest in Reebok-Sports Club/NY............       --          --        (128)
      (Increase) decrease in:
         Accounts receivable, net...........................      (23)        149      (1,176)
         Inventories........................................       42         105        (395)
         Other current assets...............................     (106)        (12)     (2,187)
      Increase (decrease) in:
         Accounts payable...................................    1,011        (816)       (493)
         Accrued liabilities................................     (908)        225       2,519
         Deferred membership revenues.......................     (263)       (633)      1,635
         Deferred lease obligations.........................      312         211        (492)
                                                              -------    --------    --------
         Net cash provided by operating activities..........    3,466       3,625       4,548
Cash flows from investing activities:
  Capital expenditures......................................     (929)     (2,788)     (4,899)
  Business acquisitions, net of cash acquired...............   (1,255)     (2,118)    (10,778)
  Proceeds from sale of Sports Connections..................       --       3,569          --
  Sale (purchase) of other non-operating assets.............      (33)         95          --
  Treasury stock acquired...................................       --          --      (1,034)
                                                              -------    --------    --------
         Net cash used for investing activities.............   (2,217)     (1,242)    (16,711)
Cash flows from financing activities:
  (Increase) decrease in due from affiliates................   (2,658)        540         937
  Proceeds from sale of common stock........................       --          --      10,000
  Proceeds from notes payable and capitalized lease
    obligations.............................................       --      23,371       2,324
  Repayments of notes payable and capitalized lease
    obligations.............................................   (2,058)    (23,693)     (3,663)
  Distributions and redemptions of partnership interests....      (30)         --          --
                                                              -------    --------    --------
         Net cash provided by (used for) financing
           activities.......................................   (4,746)        218       9,598
                                                              -------    --------    --------
         Net increase (decrease) in cash and cash
           equivalents                                         (3,497)      2,601      (2,565)
Cash and cash equivalents at beginning of year..............    5,042       1,545       4,146
                                                              -------    --------    --------
Cash and cash equivalents at end of year....................  $ 1,545    $  4,146    $  1,581
                                                              =======    ========    ========
Supplemental disclosure of cash flow information Cash paid
  during the year for interest..............................  $ 2,585    $  3,068    $  3,599
                                                              =======    ========    ========
  Cash paid during the year for income taxes................  $ 1,473    $    590    $    306
                                                              =======    ========    ========
  Capital expenditures financed.............................  $    --    $    153    $  7,223
                                                              =======    ========    ========
  Stock issued in exchange for interest in Reebok-Sports
    Club/NY.................................................  $    --    $     --    $  5,000
                                                              =======    ========    ========
  Stock issued as partial consideration for The Sports
    Club/Las Vegas..........................................  $    --    $     --    $  1,675
                                                              =======    ========    ========
  Acquisition of land and building under capital lease......  $    --    $     --    $ 10,000
                                                              =======    ========    ========

          See accompanying notes to consolidated financial statements.

                         THE SPORTS CLUB COMPANY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1996 AND 1997

 1. ORGANIZATION

     The Sports Club Company, Inc. (the "Company") operates sports and fitness Clubs ("Clubs"), primarily under the "Sports Club" and "Spectrum Club" names. Sports Clubs have been developed as "urban country clubs" offering a full range of services including numerous fitness and recreation options, diverse facilities and other amenities. Spectrum Clubs are designed as smaller-scale Sports Clubs with an extensive but smaller range of services. Both Sports Clubs and Spectrum Clubs are marketed to affluent, health conscience individuals who desire a premier Club.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

  Revenue Recognition

     The Company receives a one-time non-refundable initiation fee and monthly dues from its members. Substantially all of the Company's members join on a month-to-month basis and can therefore cancel their membership at any time. Initiation fees and related direct expenses, primarily sales commissions, are deferred and recognized, on a straight-line basis, over an estimated membership period of between two and one half and three years. Dues that are received in advance are recognized on a pro-rata basis over the periods in which services are to be provided.

  Cash and Cash Equivalents

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  Inventories

     Inventories are stated at the lower of cost or market using the average cost method.

  Depreciation and Amortization

     Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, ranging from five to seven years for equipment and 31.5 to 40 years for buildings. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the improvements. Loan costs are amortized over the terms of the related loans and organizational costs are amortized over five years.

  Predevelopment Costs

     Predevelopment costs consisting of architectural and feasibility expenditures incurred for certain prospective health and fitness projects are capitalized and included in "Organizational costs and other assets" in the consolidated balance sheet. Projects are reviewed periodically by management for viability. Should a project be deemed not viable for construction, such related costs are charged to operations at the time of determination. The Company has predevelopment costs in the amount of $53,000 and $1.6 million at December 31, 1996 and 1997 respectively. Amounts charged to operations for discontinued projects were $56,000 in the year ended December 31, 1997.

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted operating cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement had no impact on the Company's financial position, results of operation or liquidity.

  Intangible Assets

     The costs in excess of net assets of acquired businesses resulting from the acquisitions referred to in Note 3 are being amortized on a straight-line basis over a period of 40 years. The Company follows the provisions of SFAS No. 121 and periodically evaluates the carrying value of intangible assets and considers the ability to generate positive cash flow through undiscounted future operating cash flows of the acquired operation as the key factor in determining whether the assets have been impaired. The Company has not experienced an impairment of value of any of its intangible assets as of December 31, 1997.

  Equity Interest in Unconsolidated Subsidiary

     Equity interest in unconsolidated subsidiary consists of a 46.1% interest in a Spectrum Club located in Manhattan Beach, California. The Company allocates profits and losses on a basis defined in the partnership agreement. Summary financial information of the unconsolidated subsidiary is as follows:

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                           ----------------
                                                            1996      1997
                                                           ------    ------
                                                             (AMOUNTS IN
                                                              THOUSANDS)
Revenues.................................................  $5,634    $6,392
Net income...............................................   1,237     1,517

                                                           AT DECEMBER 31,
                                                           ----------------
                                                            1996      1997
                                                           ------    ------
                                                             (AMOUNTS IN
                                                              THOUSANDS)
Current assets...........................................  $  522    $  615
Non-current assets.......................................   2,653     2,769
                                                           ------    ------
          Total assets...................................  $3,175    $3,384
                                                           ======    ======
Current liabilities......................................  $1,444    $1,281
Non-current liabilities..................................     539       444
                                                           ------    ------
     Total liabilities...................................   1,983     1,725
Partners' capital........................................   1,192     1,659
                                                           ------    ------
          Total liabilities and partners' capital........  $3,175    $3,384
                                                           ======    ======

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

  Income Taxes

     The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  Earnings per Share

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share, which is required to be adopted on December 31, 1997. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to the previously required fully diluted earnings per share. SFAS No. 128 also requires dual presentation of basic and diluted earnings per share on the face of the statement of earnings for entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation. SFAS No. 128 did not have a material impact on the Company.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These affect the reporting of assets and liabilities, the disclosure of any contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

  Fair Value of Financial Instruments

     The carrying amounts of financial instruments approximate fair value as of December 31, 1997. The carrying amounts related to cash and cash equivalents, accounts receivable, other current assets and accounts payable approximate fair value due to the relatively short maturity of such instruments. The fair value of long-term debt is estimated by discounting the future cash flows of each instrument at rates currently available to the Company for similar debt instruments of comparable maturities by the Company's bankers.

  Year 2000

     The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The Company has completed a year 2000 impact analysis. Financial accounting systems were recently installed which are year 2000 compliant. The Company is currently implementing a new membership accounting and information system which will be year 2000 compliant. The cost of the new system, along with necessary equipment, is estimated to be $1.2 million and will be capitalized pursuant to the Company's accounting policies.

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

 3. ACQUISITIONS

  SportsMed

     On November 30, 1995, the Company acquired 100% of the stock of The SportsMed Company, Inc. ("SportsMed") formerly known as HealthFitness Organization of America, Inc. The acquisition was accounted for as a purchase. Accordingly, the operations of SportsMed are included in the accompanying statement of income from the date of acquisition.

     On July 1, 1997, the Company acquired the assets of SportsTherapy Systems, Inc. ("STS"), a physical therapy and rehab clinic located in Calabasas, California for approximately $485,000 in cash plus the assumption of various liabilities in the amount of $187,000. STS has been merged into the Company's SportsMed subsidiary. In addition, the Company entered into an employment agreement with the seller of STS pursuant to which the seller is managing the operations of SportsMed. The acquisition was accounted for as a purchase. Accordingly, the operations of STS are included in the Company's statement of income from the date of acquisition.

  Sports Clubs

     On December 30, 1996, the Company acquired an additional 10.1% interest in The Reebok-Sports Club/NY partnership for $2.5 million which resulted in an increase of the Company's total ownership in the partnership to 50.1%. This acquisition was accounted for as a purchase and accordingly, the operations of the Club are included in the Company's consolidated statements of income from the date of acquisition. Prior to this acquisition, the Company's interest was recorded under the equity method of accounting. Goodwill of approximately $3.8 million resulted from this transaction.

     On June 23, 1997, the Company completed the sale of 2,105,263 shares of its Common Stock to Millennium Entertainment Partners, L.P., (including affiliated entities, hereafter referred to as "Millennium"). In exchange for the newly issued shares, the Company received $5.0 million cash, Millennium's 9.9% Partnership interest in The Reebok-Sports Club/NY Partnership, a $2.5 million note due from the Partnership and Millennium's rights to certain accrued management fees due from the Partnership. This transaction increased the Company's ownership in the Partnership to 60%. The Company also signed definitive leases with Millennium to jointly develop Sports Clubs in Washington D.C. and San Francisco, California on properties currently under development by Millennium. The Company has also signed a letter of intent to develop a Sports Club in Boston, Massachusetts on property currently under development by Millennium.

     On August 1, 1997, the Company acquired a Club in Henderson, Nevada which is now operated as The Sports Club/Las Vegas. The purchase price of approximately $6.7 million consisted of $5.0 million in cash and 290,358 Shares of the Company's Common Stock, valued at approximately $1.7 million, in shares of the Company's Common Stock. The acquisition was accounted for as a purchase. Accordingly, the operations of The Sports Club/Las Vegas are included in the Company's statement of income from the date of acquisition.

  Spectrum Clubs

     On December 31, 1997, the Company acquired four Clubs from Racquetball World, which are now operated as Spectrum Clubs, for a total purchase price (including the portion paid by Millennium described below) of approximately $19.4 million. Millennium acquired properties underlying two of the Clubs for $10.0 million and is leasing these properties to the Company under a financing lease agreement which is reflected as capitalized lease obligations in the Company's

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

consolidated balance sheet. A cash payment of approximately $6.0 million was made to the sellers and their creditors and the Company assumed approximately $2.0 million of liabilities. In addition, up to 159,081 shares of the Company's Common Stock valued at approximately $1.4 million will be issued to certain of the selling entities ("Sellers"), subject to reduction if certain liabilities of the Clubs exceed agreed-upon amounts. In a private placement completed in December 1997, the Company sold 625,000 shares of its Common Stock to Millennium for $5.0 million to raise funds to complete this acquisition. The acquisition was accounted for as a purchase. Accordingly, the operations of these four Clubs will be included in the Company's statement of operations from the date of acquisition.

     The following pro forma financial data present the Company's unaudited pro forma statement of income for the years ended December 31, 1996 and 1997, giving effect to the Reebok-Sports Club/ NY, The Sports Club/Las Vegas and the four Spectrum Club acquisitions as if these transactions had occurred on January 1, 1996. None of the acquisitions was considered to be significant individually or in the aggregate under the applicable rules of the Securities and Exchange Commission. The operation of SportsTherapy Systems, Inc. is not material to the consolidated statement of income, and accordingly, its impact has been excluded from the following pro forma presentation. The unaudited pro forma condensed statements of income do not purport to represent what the Company's actual results of operations would have been had such transactions in fact occurred on such date. The unaudited pro forma condensed statements of income also do not purport to project the results of operations of the Company for any future period.

                                                              (UNAUDITED)
                                                          YEAR ENDED DECEMBER
                                                                  31,
                                                         ----------------------
                                                           1996         1997
                                                         ---------    ---------
                                                         (IN THOUSANDS, EXCEPT
                                                            PER SHARE DATA)
Revenues...............................................   $66,695      $72,707
Operating expenses.....................................    60,517       65,944
                                                          -------      -------
  Income from operations...............................     6,178        6,763
Other expenses.........................................     5,501        6,159
                                                          -------      -------
  Income before provision for income taxes.............       677          604
Provision for income taxes.............................       277          273
                                                          -------      -------
          Net income...................................   $   400      $   331
                                                          =======      =======
Net income per share:
  Basic................................................   $   .03      $   .02
                                                          =======      =======
  Diluted..............................................   $   .03      $   .02
                                                          =======      =======
Weighted-average number of common shares outstanding:
  Basic................................................    14,535       14,456
                                                          =======      =======
  Diluted..............................................    14,540       14,615
                                                          =======      =======

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

4. PROPERTY AND EQUIPMENT

     Property and equipment is carried at cost, less accumulated depreciation, which is summarized as follows:

                                                           AT DECEMBER 31,
                                                        ---------------------
                                                          1996        1997
                                                        --------    ---------
                                                        (AMOUNT IN THOUSANDS)
Land..................................................  $10,234     $ 18,234
Building and improvements.............................   58,076       82,405
Furniture, fixtures and equipment.....................    9,126       14,095
                                                        -------     --------
                                                         77,436      114,734
Less accumulated depreciation and amortization........    4,700        7,943
                                                        -------     --------
          Net property and equipment..................  $72,736     $106,791
                                                        =======     ========

     Equipment under capital leases was $2,056,000 and $7,456,000 and related accumulated amortization was $1,008,000 and 1,854,000 at December 31, 1996 and 1997, respectively.

     Included in buildings and improvements at December 31, 1997, is $10,000,000 of buildings acquired under a capital lease in connection with the acquisition of four Spectrum Clubs (See Note 3). No amortization was recorded for the year ending December 31, 1997.

 5. NOTES PAYABLE AND CAPITALIZED LEASE OBLIGATIONS

     Notes payable and capitalized lease obligations are summarized as follows:

                                                          AT DECEMBER 31,
                                                         ------------------
                                                          1996       1997
                                                         -------    -------
                                                            (AMOUNTS IN
                                                             THOUSANDS)
The Sports Club/LA note (a)............................  $23,070    $22,378
The Sports Club/Irvine note (b)........................    5,375      4,875
Spectrum Club/Agoura Hills note (c)....................    2,550      2,533
Spectrum Clubs Fullerton and Santa Ana lease (d).......       --     10,000
Equipment financing and capitalized lease obligations
  (e)..................................................    4,303      5,602
Other notes payable (f)................................    3,199        410
                                                         -------    -------
                                                          38,497     45,798
Less current installments..............................    2,470      2,975
                                                         -------    -------
                                                         $36,027    $42,823
                                                         =======    =======

---------------
(a) The Sports Club/LA note bears interest at the rate of 10.63% and requires monthly payments of approximately $262,000 with a balloon payment of approximately $17.5 million on April 1, 2003. If certain conditions exist, the Company may extend the term of the loan by five years. The note is secured by all the assets of The Sports Club/LA and requires the Club to maintain a debt service coverage ratio, as defined, of 1.4 to 1.0.

(b) The Sports Club/Irvine note was issued to the previous owners of this Club. The note is secured by land, equipment, building improvements and the building of The Sports Club/Irvine, bears interest at the rate of 6%, and requires quarterly principal payments of $125,000, which commenced in November 1996, and a balloon payment of $4.0 million on November 1, 1999.

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

(c) The Spectrum Club/Agoura Hills note was issued by a savings and loan association to complete the Company's acquisition of the Spectrum Club/Agoura Hills. The note is secured by land, equipment, building improvements and the building of the Spectrum Club/Agoura Hills. The note bears interest at the rate of 8.5%. Monthly principal and interest payments of $20,107 are required through the note's maturity in April 2024.

(d) In December 1997, the Company acquired four Spectrum Clubs for a total purchase price (including the portion paid by Millennium described below) of approximately $19.4 million. Millennium acquired properties underlying two of the Clubs for $10.0 million and is leasing these properties to the Company under a financing lease agreement which is reflected as a capital lease obligation in the Company's consolidated balance sheet. The lease requires the Company to make annual payments of $1.0 million through 2007 and annual payments of $1.2 million thereafter through the lease expiration date on December 31, 2017. At any time during the first three years of the lease the Company may purchase the leased property from Millennium for a purchase price (currently estimated to be approximately $10.1 million) equal to $10.0 million plus all costs incurred by Millennium in connection with the acquisition of such property, plus a 12% compound return on its total investment. Millennium has the right to require the Company to acquire its interest in the property at such price if (i) the Company receives private debt financing in excess of $95.0 million, (ii) the Company receives public equity financing in excess of $20.0 million, (iii) a default (as defined in the lease) occurs, or (iv) a major casualty occurs with respect to either property. Millennium has agreed to waive this right with respect to the Offering.

(e) The equipment financing and capitalized lease obligations are secured by the furniture, fixtures and equipment. The amounts are generally repayable in monthly payments over five years with effective interest rates between 8% to 10%.

(f) Other notes payable in 1996 include a $2.5 million note from the Reebok-Sports Club/NY partnership ("Partnership") payable to Millennium, a limited partner in the Partnership. The note bears interest at the rate of 10% and is repayable as net cash flow of the Partnership is available, with a final maturity in December 1999. In 1997, the Company acquired this note from Millennium (See Note 3) and therefore, this obligation is not reflected in the Company's consolidated balance sheet at December 31, 1997.

     Future minimum annual principal payments at December 31, 1997, are as follows (in thousands):

1998......................................................  $ 2,975
1999......................................................    7,031
2000......................................................    2,874
2001......................................................    2,415
2002......................................................    1,861
Thereafter................................................   28,642
                                                            -------
                                                            $45,798
                                                            =======

 6. BANK CREDIT FACILITY

     At December 31, 1997, the Company had a $5.0 million bank credit facility. This facility was fully utilized at that date. On February 23, 1998, the credit facility was amended and the amount of the facility was increased to $15.0 million. Pursuant to the February amendment, the Company may not borrow additional funds under the credit facility after June 30, 1998, and will be required to make

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

monthly payments of $250,000 beginning July 1, 1998, with all remaining amounts due and payable on October 30, 1998. In addition, the credit facility is due and payable in full upon consummation by the Company of any debt or equity offering. The loans are unsecured, however, the Company is prohibited from pledging any of its assets except for normal furniture, fixture and equipment financing. The agreement also requires the Company to maintain certain Tangible Net Worth, Debt Coverage Ratios and Senior Liabilities to Tangible Net Worth Ratio requirements. The Company was in compliance with its covenants as of December 31, 1997.

 7. COMMITMENTS AND CONTINGENCIES

  Lease Commitments

     The Company leases certain facilities pursuant to various operating lease agreements. The Club facility leases are generally long-term and noncancelable triple-net leases (requiring the Company to pay all real estate taxes, insurance and maintenance expenses), and have an average remaining term of twenty-six years, including renewal options, with the earliest expiration date of November 1998. Future minimum noncancelable operating lease payments as of December 31, 1997 are as follows (in thousands):

Year ending December 31:
  1998...................................................  $  8,019
  1999...................................................     7,912
  2000...................................................     7,672
  2001...................................................     7,608
  2002...................................................     8,211
  Thereafter.............................................    84,127
                                                           --------
          Total minimum lease payments...................  $123,549
                                                           ========

     Rent expense for facilities and equipment aggregated, $1,805,000, $1,960,000 and $7,438,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

  Litigation

     On May 22, 1997, the Company announced that it had agreed to pay Century Entertainment Center, L.P. ("Century") approximately $2.0 million to settle litigation relating to the Century City Spectrum Club which was closed in July 1995. The settlement relates to a suit filed by Century City Spectrum Club ("CCS"), a subsidiary of the Company, against Century alleging breach of the lease by the prior landlord. Century had acquired the rights under the lease in connection with bankruptcy of the prior landlord. Century filed a cross-complaint against CCS for rent due and against the Company as a guarantor of CCS's obligations under the lease. The settlement has been completed with the final payment made in February 1998. The amount has been reflected as a non-recurring expense on the Company's 1997 statement of income.

     The Company is also involved in various claims and lawsuits incidental to its business, including claims arising from accidents and disputes with landlords. However, in the opinion of management the Company is adequately insured against such claims and lawsuits involving personal injuries, and any ultimate liability arising out of any such proceedings will not have a material adverse effect on the financial condition, cash flow or operations of the Company.

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

  Employment Agreements

     The Company currently has employment agreements with three key executive officers which expire in 1998 and 2000. The agreements provide the executives with a base compensation and, in the event of certain conditions, a severance payment not to exceed three times each executive's annual compensation.

8. INCOME PER SHARE

     The following is a reconciliation of the basic and diluted EPS computations for the years 1995, 1996 and 1997:

                                                     YEAR ENDED DECEMBER 31,
                                             ---------------------------------------
                                               1995           1996           1997
                                             ---------      ---------      ---------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income used for basic and diluted
  income per share.........................   $1,639         $1,703         $1,540
                                              ======         ======         ======
  Shares of Common Stock and Common Stock
     equivalents:
       Weighted-average shares used in
          basic computation................   11,353         11,355         12,524
       Dilutive impact of stock options....        4              5            159
                                              ------         ------         ------
       Weighted-average shares used for
          dilutive computation.............   11,357         11,360         12,683
                                              ======         ======         ======
       Income per share:
          Basic............................   $ 0.14         $ 0.15         $ 0.12
                                              ======         ======         ======
          Diluted..........................   $ 0.14         $ 0.15         $ 0.12
                                              ======         ======         ======

9. INCOME TAXES

     The provision for income taxes consists of the following:

                                                YEAR ENDED DECEMBER 31,
                                             ------------------------------
                                              1995        1996        1997
                                             ------      ------      ------
                                                 (AMOUNTS IN THOUSANDS)
  Federal..................................  $  881      $  915      $  776
  State....................................     258         268         238
                                             ------      ------      ------
                                             $1,139      $1,183      $1,014
                                             ======      ======      ======

     Income tax expense differs from the statutory tax rate as applied to income before income taxes as follows:

                                                YEAR ENDED DECEMBER 31,
                                             ------------------------------
                                              1995        1996        1997
                                             ------      ------      ------
                                                 (AMOUNTS IN THOUSANDS)
  Expected federal income tax expense......  $  945      $  981      $  868
  State income taxes, net of federal
     benefit...............................     194         202         146
                                             ------      ------      ------
                                             $1,139      $1,183      $1,014
                                             ======      ======      ======

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

     The Company's deferred tax assets and liabilities at December 31, 1996 were approximately $416,000 and $25,000, respectively, compared with approximately $680,000 and $2,588,000 at December 31, 1997. The Company's valuation allowance for deferred taxes was approximately $391,000 and $0 at December 31, 1996 and 1997, respectively. The Company's most significant temporary differences relate to differences in the bases, depreciable lives and depreciation methods of property and equipment and cost in excess of net assets acquired for tax and financial reporting purposes.

10. STOCK PLANS

     In October 1995, the FASB issued SFAS 123, Accounting for Stock-Based Compensation. SFAS 123 defines a fair value based method of accounting for an employee stock option or similar instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it allows an entity to continue to measure compensation cost for these plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS 123 had been applied. The Company implemented the statement during the year ended December 31, 1996.

     The Company has an employee stock option plan which is described below. The Company applied APB Opinion No. 25 in accounting for its plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's plan been determined consistent with SFAS 123, the Company's net income and income per share would have been reduced to the proforma amounts indicated below:

                                                     YEAR ENDED DECEMBER 31,
                                             ---------------------------------------
                                               1995           1996           1997
                                             ---------      ---------      ---------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income:
  As reported..............................   $1,639         $1,703         $1,540
  Pro forma................................    1,474          1,533          1,368
Basic income per share:
  As reported..............................   $  .14         $  .15         $  .12
  Pro forma................................   $  .13         $  .14         $  .11

     The fair value of all option grants for the Company's plan are estimated on the date of grant using the Black-Scholes option-pricing model with the weighted-average assumptions used for all fixed option grants in 1995, 1996 and 1997 respectively: dividend yield of 0%, 0% and 0%; expected volatility of 40.0%, 51.3%, and 62.1% risk-free interest rates of 6.5%, 7.0% and 6.5% and expected lives of 7.5 years, 7.0 years and 6.0 years.

     In May 1994 the Company instituted the 1994 Stock Incentive Plan (the "Plan"). 1,000,000 shares of Common Stock are reserved under the Plan, which authorizes the issuance of various stock incentives to directors, officers, employees and consultants including options, stock appreciation rights and purchase rights.

     Options allow for the purchase of Common Stock at prices determined by the Company's Compensation Committee. Incentive stock options must be granted at a price at least equal to the fair market value of a share of Common Stock on the date the option is granted. Non-statutory

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

options must have an exercise price equal to at least 85% of the fair market value of the Company's Common Stock at the date of grant. Options granted under the Plan may, at the election of the Compensation Committee, become exercisable in installments. All options will expire on the tenth anniversary of the grant date.

     A summary of the status of Company stock options in all its stock-based plans as of December 31, 1995, 1996 and 1997 and changes during the years then ended are presented below:

                                                                    WEIGHTED
                                                                    AVERAGE
                                                                    EXERCISE
                                                         SHARES      PRICE
                                                         -------    --------
Outstanding at January 1, 1995.........................       --        --
Granted................................................  522,000     $6.76
Canceled...............................................  225,000      9.00
                                                         -------
Outstanding at December 31, 1995.......................  297,000      5.06
                                                         =======
Options excercisable at December 31, 1995..............   93,753      5.00
                                                         =======
Weighted-average fair value of options granted during
  year ended December 31, 1995.........................               2.37
Outstanding at January 1, 1996.........................  297,000      5.06
Granted................................................  220,500      2.66
Canceled...............................................   25,000      3.18
                                                         -------
Outstanding at December 31, 1996.......................  492,500      3.17
                                                         =======
Options excercisable at December 31, 1996..............  185,505      3.28
                                                         =======
Weighted-average fair value of options granted during
  year ended December 31, 1996.........................               1.75
Outstanding at January 1, 1997.........................  492,500      3.17
Granted................................................  155,000      5.51
Canceled...............................................    5,000      3.10
                                                         -------
Outstanding at December 31, 1997.......................  642,500      3.77
                                                         =======
Options excercisable at December 31, 1997..............  334,512      3.23
                                                         =======
Weighted-average fair value of options granted during
  year ended December 31, 1997.........................               3.53

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

     The following table summarizes information about stock options outstanding at December 31, 1997:

                           WEIGHTED
                           AVERAGE
                          REMAINING
EXERCISE     NUMBER      CONTRACTUAL      OPTIONS
 PRICES    OUTSTANDING   LIFE (YEARS)   EXERCISABLE
--------   -----------   ------------   -----------
$8.3750       27,000         9.84              --
 5.3750       68,000         9.50              --
 4.3750       60,000         9.22              --
 2.7500       58,000         8.83          19,338
 2.5625       68,500         8.40          22,841
 2.6875       70,000         8.17          23,334
 3.0000      225,000         7.58         225,000
 5.2500       66,000         7.25          43,999
             -------                      -------
             642,500         8.60         334,512
             =======                      =======

     Stock appreciation rights ("SAR's") may be granted in combination with options or on a stand-alone basis. SAR's permit the holder to receive shares of stock, cash or a combination of shares and cash based upon by the difference between the option price and the fair market value of the Common Stock on the date of exercise. Upon exercise of a SAR granted in combination with an option, the related option is canceled. At December 31, 1997, no SAR's had been granted.

     Rights to purchase shares of Common Stock to be offered for direct sale under the Plan must be at a purchase price equal to not less than 85% of the fair market value of the shares on the day preceding the date of grant. Purchase rights are generally exercisable for a period of thirty days following the date of grant. At December 31, 1997, no purchase rights had been granted.

     In July 1994, the Company instituted its 1994 Stock Compensation Plan for the purpose of compensating outside directors by issuing them shares of the Company's Common Stock as part of their directors' fees. A total of 50,000 shares are reserved for issuance pursuant to this plan. A total of 12,000 shares have been issued to outside directors under the plan; 5,000 in 1995, 3,000 in 1996 and 4,000 in 1997.

11. RELATED PARTY TRANSACTIONS

     Due from affiliates are summarized as follows:

                                                             AT DECEMBER 31,
                                                             ----------------
                                                              1996      1997
                                                             -------    -----
                                                              (IN THOUSANDS)
Note receivable from the Company's CEO, including interest
  at 5.3%. Secured by a pledge of 384,000 shares of the
  Company's Common Stock. Repaid in September 1997.........  $  624       --
  Advances to affiliates made in the normal course of
     business, payable on demand...........................     419     $106
                                                             ------     ----
                                                             $1,043     $106
                                                             ======     ====

     The Company manages the operation of its unconsolidated subsidiary, the Spectrum Club/ Manhattan Beach, of which it owns a 46.1% interest. The Company receives a fee of $33,322 per month plus 4.5% of the Club's gross revenues for managing this Club. The Company also manages

                         THE SPORTS CLUB COMPANY, INC.

                        DECEMBER 31, 1995, 1996 AND 1997

the operations of the Reebok Sports Club/NY and receives a fee of approximately 5.87% of the gross monthly collections, as defined. Management fees relating to the Reebok Sports Club/NY of $490,000 and $779,000 for the years ended December 31, 1995 and 1996 were earned and included in the Company's income statement. Management fees of $1.1 million relating to Reebok Sports Club/NY were earned for the year ended December 31, 1997. This amount is eliminated from income and expense in the presentation of the Company's 1997 consolidated statement of income.

     The Reebok Sports Club/NY pays rent to Millennium in the amount of $2.0 million per year, and the partnership agreement provides for a first priority annual distribution of $3.0 to Millennium. All such payments are reflected as rent expense in the consolidated statement of income. The Company has entered into leases with Millennium to develop Sports Clubs in San Francisco, California and Washington, D.C., and is currently negotiating with Millennium with respect to the development of a Sports Club in Boston, Massachusetts.


     In June 1997 the Company issued Millennium 2,105,263 shares of its Common Stock in exchange for $5.0 million cash and certain Millennium interests in the Reebok Sports Club/NY Partnership (See Note 3). In December 1997, the Company sold 625,000 shares of its Common Stock to Millennium for $5.0 million of cash.


     In December 1997, the Company acquired four Spectrum Clubs for a total purchase price (including the portion paid by Millennium described below) of approximately $19.4 million. Millennium acquired the real estate at two of the Clubs for $10.0 million and is leasing these two properties to the Company under a financing lease agreement which is reflected as a capital lease obligation in the Company's consolidated balance sheet. The capital lease requires the Company to make annual payments of $1.0 million through 2007 and annual payments of $1.2 million thereafter through the lease expiration date on December 31, 2017. At any time during the first three years of the lease the Company may purchase the property from Millennium for a purchase price equal to an amount that would enable Millennium to receive a return of its initial $10.0 million investment, plus all other amounts advanced or transaction costs incurred plus a twelve percent compound return on all such investments. Millennium has the right to require the Company to acquire its interest in the lease and land and building if (i) the Company receives private debt financing in excess of $95.0 million
(ii) the Company receives public equity financing in excess of $20.0 million
(iii) an event of default (as defined in the lease) occurs, or (iv) a major casualty occurs with respect to either property.

12. CONCENTRATION OF CREDIT RISK

     The Company markets its products principally to customers in Southern California, New York City and Las Vegas. Management performs regular evaluations concerning the ability of its customers to satisfy their obligations and records a provision for doubtful accounts based upon these evaluations. The Company's credit losses for the periods presented are insignificant and have not exceeded management's estimates.

13. SUBSEQUENT EVENT

     The Company has filed a Registration Statement on Form S-2 with the Securities and Exchange Commission relating to the proposed offering by the Company of up to 6,000,000 shares of Common Stock (6,900,000 including the Underwriters' over-allotment option). Estimated proceeds of such offering are expected to be used to repay long-term debt and for general corporate purposes. There can be no assurance the offering will be completed.

                    Photographs on inside back cover showing various interiors of the sports clubs

======================================================
  NO DEALER, SALESPERSON, OR REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY COMMON STOCK IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS


                                       PAGE
                                       ----
Prospectus Summary...................     1
Risk Factors.........................     4
The Company..........................     9
Use of Proceeds......................    10
Price Range of Common Stock and
  Related Matters....................    11
Dividend Policy......................    11
Capitalization.......................    12
Selected Consolidated Financial
  Data...............................    13
Management Discussion and Analysis of
  Financial Condition and Results of
  Operation..........................    14
Business.............................    21
Management...........................    35
Certain Transactions.................    43
Principal and Selling Stockholders...    47
Shares Eligible for Future Sale......    48
Underwriting.........................    49
Legal Matters........................    50
Experts..............................    50
Available Information................    50
Incorporation of Certain Documents By
  Reference..........................    51
===========================================


======================================================
                                6,000,000 SHARES

                                     [LOGO]
                                 THE SPORTS CLUB
                                  COMPANY, INC.

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                              SCHRODER & CO. INC.

                       PRUDENTIAL SECURITIES INCORPORATED

                            SUTRO & CO. INCORPORATED
                                           , 1998
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses set forth below will be borne as indicated below:

                            ITEM                                AMOUNT
                            ----                              -----------
SEC Registration Fee........................................  $ 18,319.50
NASD Registration Fee.......................................     6,710.00
Blue Sky Fees and Expenses (including legal fees)...........     5,000.00
Printing and Engraving Fees.................................   100,000.00
AMEX Fees...................................................    17,500.00
Legal Fees and Expenses.....................................   130,000.00
Accounting Fees and Expenses................................    75,000.00
Miscellaneous Expenses......................................    97,470.50
                                                              -----------
          Total.............................................  $450,000.00
                                                              ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The registrant's Certificate of Incorporation includes provisions which limit the liability of its directors. As permitted by applicable provisions of the Delaware General Corporation Law (the "Delaware Law"), directors will not be liable to the registrant for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. This limitation does not affect liability for any breach of a director's duty to the registrant or its shareholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to the best interests of the registrant or its shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to the registrant or its shareholders, or that show a reckless disregard for duty to the registrant or its shareholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to the registrant or its shareholders, or (iii) based on transactions between the registrant and its directors or another corporation with interrelated directors or on improper distributions, loans or guarantees under applicable sections of Delaware Law. This limitation of directors' liability also does not affect the availability of equitable remedies, such as injunctive relief or rescission.

     The registrant's Bylaws authorize the registrant to indemnify its directors and officers to the full extent permitted by Delaware Law, including circumstances in which indemnification is otherwise discretionary under Delaware Law, and the registrant has entered into indemnification agreements with its directors providing such indemnity. The indemnification agreements will constitute binding agreements between the registrant and each of the other parties thereto, and thus prevent the registrant from modifying its indemnification policy in a way that is adverse to any person who is a party to an indemnification agreement.

ITEM 16. EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1      Underwriting Agreement.
 4.1      Specimen Common Stock Certificate.*
 5.1      Opinion of Kinsella, Boesch, Fujikawa & Towle, LLP******
10.1      1994 Stock Incentive Plan.*#
10.2      Form of Stock Option Agreement.*#
10.3      Form of Stock Purchase Agreement.*#
10.4      1994 Stock Compensation Plan.*#
10.5      Form of Indemnification Agreement between the Registrant and its directors and certain officers.*
10.6      Indemnification Agreement between the Registrant and D.
          Michael Talla.*
10.7      Indemnification Agreement between Registrant and Rex A.
          Licklider.*
10.8      Employment Agreement between Registrant and D. Michael
          Talla.*#
10.9      Employment Agreement between the Registrant and Nanette
          Pattee Francini.*#
10.10     Promissory Notes executed by D. Michael Talla dated November
          5, 1991 in favor of World Trade Bank, N.A., and related Loan
          Agreement dated June 24, 1992, as amended.*
10.11     Promissory Note executed by Agoura Hills/Spectrum Club dated
          March 29, 1994 in favor of Hawthorne Savings and Loan
          Association.*
10.12     Lease of premises for Reebok Sports Club/NY located at 160
          Columbus Avenue, New York, New York 10023 dated June 3,
          1992.*
10.13     Agreement of Purchase and Sale between MKDG/RHODES SC
          Partnership and Rex Licklider dated November 19, 1993, as
          amended November 19, 1993, December 10, 1993, December 31,
          1993, and February 18, 1994.*
10.14     Joint Venture Agreement for Sports Connection -- ES/MB
          between El Segundo-TDC, Ltd. and Continental El Segundo
          Corporation effective as of January 3, 1986.*
10.15     First Amendment to Joint Venture Agreement for Sports
          Connection -- ES/MB dated January 3, 1986.*
10.16     Restated Agreement of Limited Partnership of El Segundo-TDC,
          Ltd., as amended.*
10.17     Agreement of Limited Partnership of R-SC/NY, Ltd.*
10.18     Management Agreement effective as of June 3, 1992, between
          R-SC/NY, Ltd. and Pontius Realty, Inc.*
10.19     License Agreement between Reebok Fitness Centers, Inc. and
          R-SC/NY, Ltd. dated June 3, 1992.*
10.20     Agreement of Purchase and Sale and Joint Escrow Instructions
          entered between Hawthorne Savings and Loan Association and
          Agoura Hills/Spectrum Club, Inc. effective as of April 14,
          1994.*
10.21     Form of Membership Agreements for the Sports Clubs, Spectrum
          Clubs and Sports Connections.*
10.22     Letter Agreement regarding R-SC/NY dated June 3, 1992.*
10.23     Club Management Contract for the Spectrum Club/Manhattan
          Beach dated January 3, 1986, as amended January 3, 1986 and
          September 17, 1987 and as assigned June 30, 1992.*
10.24     Agreement of Limited Partnership of NY-SC, Ltd. dated as of
          April 29, 1992, as amended July 1, 1992.*
10.25     Sixth Amended and Restated Agreement of Limited Partnership
          of L.A./Irvine Sports Clubs. Ltd., dated June 30, 1992.*
10.26     Memorandum of Agreement between Reebok Fitness Centers, Inc.
          and the Company dated as of June 3, 1992.*
10.27     Seventh Amendment and Restated Agreement of Limited
          Partnership of L.A./Irvine Sports Club, Ltd., a California
          Limited Partnership dated as of October 12, 1994.*

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.28     First Amendment to Seventh Amended and Restated Agreement of
          Limited Partnership of L.A./Irvine Sports Club, Ltd., a
          California Limited Partnership dated as of October 12,
          1994.*
10.29     Form of Option Agreement by and between D. Michael Talla, an individual, TTO Partners, a California Limited Partnership, and Sports Club, Ltd., a California Corporation, relating to
          L.A./Irvine Sports Club, Ltd., a California Limited
          Partnership.*
10.30     Amended and Restated Agreement of Limited Partnership of TTO
          Partners, a California Limited Partnership, dated June 30,
          1992, as amended January 1, 1993, January 4, 1993 and
          February 12, 1994 and as assigned January 1, 1993.*
10.31     Letter Agreement dated October 11, 1994, by and between MKDG
          Rhodes/SC Partnership, a General Partnership, and Rex
          Licklider, including a $5,500,000 promissory note and deed of trust to be delivered concurrently with the consummation of the Offering.*
10.32     First Amended and Restated Agreement of Limited Partnership
          of Reebok-Sports Club/ NY, Ltd. dated as of October 12,
          1994.*
10.33     Letter Agreement by and between Reebok Fitness Centers, Inc.
          and the Company dated October 12, 1994.*
10.34     Amendment to First Amended and Restated Agreement of Limited
          Partnership of Reebok-Sports Club/NY, Ltd. dated as of
          October 12, 1994.*
10.35     Letter Agreement by and between Reebok Fitness Centers, Inc.
          and the Company, which became effective on October 20,
          1994.*
10.36     License Agreement by and between Reebok Fitness Centers,
          Inc. and the Company, dated October 20, 1994.*
10.37     Promissory Note executed by L.A./Irvine Sports Clubs, Ltd.
          in favor of MKDG/Rhodes SC Partnership, dated October 20,
          1994.**
10.38     Employment Agreement between the Registrant and John M.
          Gibbons.**#
10.39     First Amendment to Employment Agreement between Registrant and D. Michael Talla, dated February 27, 1995. ***#
10.40     Amended and Restated Employment Agreement between Registrant and John M. Gibbons, dated July 14, 1995. ***#
10.41     Settlement Agreement by and among Lincoln Metrocenter
          Partners, L.P., Reebok-Sports Club/NY, Ltd., Talla New York,
          Inc., RFC, Inc., and LMP Health Club Co. dated as of
          December 28, 1995 and Promissory Notes in connection
          therewith.***
10.42     Credit Agreement and related Exhibits by and between The
          Sports Club Company, Inc. and HealthFitness Organization of
          America, Inc. dated as of November 28, 1995.***
10.43     Notification to HealthFitness Organization of America,
          Inc.'s shareholders of The Sports Club Company, Inc.'s
          exercise of its option to acquire shares of HealthFitness
          Organization of America, Inc. dated as of November 28,
          1995.***
10.44     Loan Agreement between AT&T Commercial Finance Corporation and L.A./Irvine Sports Clubs, Ltd. dated March 9, 1996.***
10.45     First Amendment to Loan Agreement between AT&T Commercial
          Finance Corporation and L.A./Irvine Sports Clubs, Ltd.,
          dated March 12, 1996.***
10.46     401-K Profit Sharing Plan and related Group Annuity Contract
          No. GA-P K522 and Group Separate Account Annuity Contract
          No. GA-P K523, both with Nationwide Life Insurance Company with an effective date of February 1, 1996.****
10.47     First Amendment to Restated Employment Agreement between
          Registrant and John M. Gibbons dated as of April 24,
          1996.#****
10.48     Asset Purchase Agreement among 24 Hour Fitness, Inc., The
          Sports Connection Holding Company, and Registrant dated as of November 1, 1996.****
10.49     Management Agreement by and between Registrant and C.I.T.E.
          Design Corp. dated as of May 2, 1996.****
10.50     Consulting Agreement by and between Registrant and Rex A.
          Licklider dated as of August 1, 1996.#****

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.51     Letter Agreement by and between Registrant and WPI.Koll Asia
          Pacific Advisors dated as of October 9, 1996.****
10.52     Second Amendment to Loan Agreement and related documents
          between AT&T Commercial Finance Corporation and L.A./Irvine
          Sports Clubs, Ltd. dated as of October 11, 1996.****
10.53     Termination Agreement by and among Bally Total Fitness
          Holding Corporation, Bally Total Fitness Corporation,
          Bally's S.C. Management, Inc., The Sports Connection Holding
          Company and Registrant dated October 31, 1996.****
10.54     Fourth Amendment to Athletic Club Lease dated December 11,
          1996, by and between Howard Hughes Properties, Limited
          Partnership, a Delaware limited partnership and The Spectrum
          Club Company, Inc.****
10.55     Agreement by and among Reebok-Sports Club/NY Ltd., Talla New
          York, Inc., RFC, Inc., LMP Health Club Co., Millennium
          Entertainment Partners, L.P. and Registrant dated as of
          December 30, 1996.****
10.56     Letter Agreement between Millennium Entertainment Partners,
          L.P. and the Registrant dated as of March 13, 1997.****
10.57     Loan Agreement entered into by and among the Registrant, The
          Spectrum Club Company, Inc., Pontius Realty, Inc., Sports
          Club, Inc. of California, Irvine Sports Club, Inc.,
          HealthFitness Organization of America, Inc., L.A./Irvine
          Sports Club, Ltd., Talla New York, Inc., SCC Sports Club,
          Inc. and Sumitomo Bank of California dated as of March 20,
          1997.****
10.58     First Amendment to Option Agreement between D. Michael Talla and TTO Partners dated May 27, 1997.*****
10.59     Consulting Agreement between the Registrant and Rex A.
          Licklider. #*****
10.60     First Amendment to Loan Agreement by and among the
          Registrant and various of its subsidiaries and Sumitomo Bank of California dated August 1, 1997.*****
10.61     Second Amendment to Loan Agreement by and among the
          Registrant and various of its subsidiaries and Sumitomo Bank of California dated August 14, 1997.*****
10.62     Settlement Agreement, Agreement for Dismissal and General
          Release and Waiver by and between Century Entertainment,
          L.P., the Registrant and Century City Spectrum Club, Inc.
          dated May 16, 1997.*****
10.63     Modification to the March 13, 1997 letter between Millennium
          Entertainment Partners, L.P. and the Registrant dated June
          10, 1997.*****
10.64     Asset Purchase Agreement between Green Valley Athletic Club
          Limited Partnership and the Registrant dated as of May 1,
          1997.*****
10.65     Agreement of Purchase and Sale of Real Property between
          Green Valley Investment Company, Inc., and the Registrant
          dated as of May 1, 1997.*****
10.66     Agreement for Purchase and Sale of Assets by and among HFA
          Services, Inc., SportsTherapy, Inc. and Larry Schwartz made as of July 1, 1997.*****
10.73     Amended and Restated Loan Agreement by and among the
          Registrant and various of its subsidiaries and Sumitomo Bank of California dated as of February 2, 1998.*****
10.74     Amendment of Lease between Lincoln Metrocenter Partners,
          L.P. and Reebok-Sports Club/NY Ltd. as of January 31,
          1998.*****
10.75     Letter Agreement between AT&T Commercial Finance Corporation and L.A./Irvine Sports Clubs, Ltd. dated January 8,
          1998.*****
10.76     Athletic Club Lease between Millennium Partners LLC and San
          Francisco Sports Club, Inc. dated as of June 22, 1997.*****
10.77     Athletic Club Lease between Millennium Partners LLC and
          Washington D.C. Sports Club, Inc. dated as of June 22,
          1997.*****
10.78     Escrow Instruction to Chicago Title Insurance Company from
          La Salle Fund II and the Registrant dated July 24, 1997
          regarding purchase of real estate in Thousand Oaks,
          California.*****

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.79     First Amendment to Amended and Restated Loan Agreement by
          and among the Registrant and various of its subsidiaries,
          Sumitomo Bank of California and Comerica Bank -- California,
          dated as of February 23, 1998.*****
10.80     Second Amendment to Amended and Restated Loan Agreement by
          and among the Registrant and various of its subsidiaries,
          Sumitomo Bank of California and Comerica Bank -- California,
          dated as of March 16, 1998.******
10.81     Letter Agreement by and between AT&T Capital Corporation and the LA/Irvine Sports Clubs, Ltd., dated as of March 5,
          1998.******
10.82     Letter Agreement by and between the Registrant and Millenium
          Entertainment Partners, L.P., relating to property in
          Houston, Texas, dated March 26, 1998.
10.83     Letter Agreement by and between the Registrant and Millenium
          Entertainment Partners, L.P., relating to property in La
          Jolla, California, dated March 26, 1998.
10.84     Standard Offer, Agreement and Escrow Instructions for
          Purchase of Real Estate by and between the Registrant and
          Riverstone Realty Advisors, LLC, dated March 5, 1998.******
10.85     Offer to Purchase, Sale Agreement and Joint Escrow
          Instructions, by and between TVE, Inc. and University
          Technology Center LP, dated September 2, 1997.******
10.86     Letter Agreement by and between the Registrant and RM Sports
          Club, Inc., relating to potential acquisition transaction, dated March 31, 1998.
23.1      Consent from KPMG Peat Marwick LLP
23.2      Consent of Kinsella, Boesch, Fujikawa & Towle, LLP (See
          Exhibit 5.1)******
24.1      Power of Attorney (included on Page II-10)******


---------------

   # Compensation agreement or plan.

        * Incorporated by reference to the Registrant's Registration Statement on Form S-1, declared effective on October 13, 1994 (SEC file No. 33-79552).

       ** Incorporated by reference to the Registrant's Annual Report on Form
          10-K, filed with the Securities and Exchange Commission on March 31, 1995 (SEC file No. 1-13290).

     *** Incorporated by reference to the Registrant's Annual Report on Form
         10-K, filed with the Securities and Exchange Commission on March 29, 1996 (SEC file No. 1-13290).

    **** Incorporated by reference to the Registrant's Annual Report on Form
         10-K/A, filed with the Securities and Exchange Commission on October 14, 1997 (SEC file No. 1-3290).

  ***** Incorporated by reference to the Registrant's Annual Report on Form
        10-K, filed with the Securities and Exchange Commission on February 27, 1998 (SEC file No. 1-3290).

 ****** Previously filed.


ITEM 17. UNDERTAKINGS


     1. The undersigned registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933,

          (ii) To reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee' table in the effective Registration Statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

     2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     3. The undersigned registrant hereby undertakes that:

     (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 340A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Los Angeles, State of California, on April 1, 1998.


                                          THE SPORTS CLUB COMPANY, INC.

                                          By: /s/ D. MICHAEL TALLA
                                            ------------------------------------
                                            D. Michael Talla
                                            Chairman of the Board
                                            Chief Executive Officer
                                            (Duly Authorized Representative)

     Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                    TITLE                         DATE
                  ---------                                    -----                         ----

/s/ D. MICHAEL TALLA                             Chairman of the Board                  April 1, 1998
---------------------------------------------    Chief Executive Officer
D. Michael Talla                                 (Principal Executive Officer)

*                                                President, Chief Operating             April 1, 1998
---------------------------------------------    Officer and a Director
John M. Gibbons

*                                                Executive Vice President,              April 1, 1998
---------------------------------------------    Secretary and a Director
Nanette Pattee Francini

*                                                Chief Financial Officer                April 1, 1998
---------------------------------------------    (Principal Financial and
Timothy M. O'Brien                               Accounting Officer)

*                                                Vice Chairman of the Board             April 1, 1998
---------------------------------------------
Rex A. Licklider

                                                 Director                               April 1, 1998
---------------------------------------------
Andrew L. Turner

*                                                Director                               April 30, 1998
---------------------------------------------
Dennison Veru

*                                                Director                               April 1, 1998
---------------------------------------------
Brian J. Collins

*By: /s/ D. MICHAEL TALLA
-------------------------------------------
     D. Michael Talla
     (Attorney in Fact)

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1      Underwriting Agreement.
 4.1      Specimen Common Stock Certificate.*
 5.1      Opinion of Kinsella, Boesch, Fujikawa & Towle, LLP******
10.1      1994 Stock Incentive Plan.*#
10.2      Form of Stock Option Agreement.*#
10.3      Form of Stock Purchase Agreement.*#
10.4      1994 Stock Compensation Plan.*#
10.5      Form of Indemnification Agreement between the Registrant and its directors and certain officers.*
10.6      Indemnification Agreement between the Registrant and D.
          Michael Talla.*
10.7      Indemnification Agreement between Registrant and Rex A.
          Licklider.*
10.8      Employment Agreement between Registrant and D. Michael
          Talla.*#
10.9      Employment Agreement between the Registrant and Nanette
          Pattee Francini.*#
10.10     Promissory Notes executed by D. Michael Talla dated November
          5, 1991 in favor of World Trade Bank, N.A., and related Loan
          Agreement dated June 24, 1992, as amended.*
10.11     Promissory Note executed by Agoura Hills/Spectrum Club dated
          March 29, 1994 in favor of Hawthorne Savings and Loan
          Association.*
10.12     Lease of premises for Reebok Sports Club/NY located at 160
          Columbus Avenue, New York, New York 10023 dated June 3,
          1992.*
10.13     Agreement of Purchase and Sale between MKDG/RHODES SC
          Partnership and Rex Licklider dated November 19, 1993, as
          amended November 19, 1993, December 10, 1993, December 31,
          1993, and February 18, 1994.*
10.14     Joint Venture Agreement for Sports Connection -- ES/MB
          between El Segundo-TDC, Ltd. and Continental El Segundo
          Corporation effective as of January 3, 1986.*
10.15     First Amendment to Joint Venture Agreement for Sports
          Connection -- ES/MB dated January 3, 1986.*
10.16     Restated Agreement of Limited Partnership of El Segundo-TDC,
          Ltd., as amended.*
10.17     Agreement of Limited Partnership of R-SC/NY, Ltd.*
10.18     Management Agreement effective as of June 3, 1992, between
          R-SC/NY, Ltd. and Pontius Realty, Inc.*
10.19     License Agreement between Reebok Fitness Centers, Inc. and
          R-SC/NY, Ltd. dated June 3, 1992.*
10.20     Agreement of Purchase and Sale and Joint Escrow Instructions
          entered between Hawthorne Savings and Loan Association and
          Agoura Hills/Spectrum Club, Inc. effective as of April 14,
          1994.*
10.21     Form of Membership Agreements for the Sports Clubs, Spectrum
          Clubs and Sports Connections.*
10.22     Letter Agreement regarding R-SC/NY dated June 3, 1992.*
10.23     Club Management Contract for the Spectrum Club/Manhattan
          Beach dated January 3, 1986, as amended January 3, 1986 and
          September 17, 1987 and as assigned June 30, 1992.*
10.24     Agreement of Limited Partnership of NY-SC, Ltd. dated as of
          April 29, 1992, as amended July 1, 1992.*
10.25     Sixth Amended and Restated Agreement of Limited Partnership
          of L.A./Irvine Sports Clubs. Ltd., dated June 30, 1992.*

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.26     Memorandum of Agreement between Reebok Fitness Centers, Inc.
          and the Company dated as of June 3, 1992.*
10.27     Seventh Amendment and Restated Agreement of Limited
          Partnership of L.A./Irvine Sports Club, Ltd., a California
          Limited Partnership dated as of October 12, 1994.*
10.28     First Amendment to Seventh Amended and Restated Agreement of
          Limited Partnership of L.A./Irvine Sports Club, Ltd., a
          California Limited Partnership dated as of October 12,
          1994.*
10.29     Form of Option Agreement by and between D. Michael Talla, an individual, TTO Partners, a California Limited Partnership, and Sports Club, Ltd., a California Corporation, relating to
          L.A./Irvine Sports Club, Ltd., a California Limited
          Partnership.*
10.30     Amended and Restated Agreement of Limited Partnership of TTO
          Partners, a California Limited Partnership, dated June 30,
          1992, as amended January 1, 1993, January 4, 1993 and
          February 12, 1994 and as assigned January 1, 1993.*
10.31     Letter Agreement dated October 11, 1994, by and between MKDG
          Rhodes/SC Partnership, a General Partnership, and Rex
          Licklider, including a $5,500,000 promissory note and deed of trust to be delivered concurrently with the consummation of the Offering.*
10.32     First Amended and Restated Agreement of Limited Partnership
          of Reebok-Sports Club/ NY, Ltd. dated as of October 12,
          1994.*
10.33     Letter Agreement by and between Reebok Fitness Centers, Inc.
          and the Company dated October 12, 1994.*
10.34     Amendment to First Amended and Restated Agreement of Limited
          Partnership of Reebok-Sports Club/NY, Ltd. dated as of
          October 12, 1994.*
10.35     Letter Agreement by and between Reebok Fitness Centers, Inc.
          and the Company, which became effective on October 20,
          1994.*
10.36     License Agreement by and between Reebok Fitness Centers,
          Inc. and the Company, dated October 20, 1994.*
10.37     Promissory Note executed by L.A./Irvine Sports Clubs, Ltd.
          in favor of MKDG/Rhodes SC Partnership, dated October 20,
          1994.**
10.38     Employment Agreement between the Registrant and John M.
          Gibbons.**#
10.39     First Amendment to Employment Agreement between Registrant and D. Michael Talla, dated February 27, 1995. ***#
10.40     Amended and Restated Employment Agreement between Registrant and John M. Gibbons, dated July 14, 1995. ***#
10.41     Settlement Agreement by and among Lincoln Metrocenter
          Partners, L.P., Reebok-Sports Club/NY, Ltd., Talla New York,
          Inc., RFC, Inc., and LMP Health Club Co. dated as of
          December 28, 1995 and Promissory Notes in connection
          therewith.***
10.42     Credit Agreement and related Exhibits by and between The
          Sports Club Company, Inc. and HealthFitness Organization of
          America, Inc. dated as of November 28, 1995.***
10.43     Notification to HealthFitness Organization of America,
          Inc.'s shareholders of The Sports Club Company, Inc.'s
          exercise of its option to acquire shares of HealthFitness
          Organization of America, Inc. dated as of November 28,
          1995.***
10.44     Loan Agreement between AT&T Commercial Finance Corporation and L.A./Irvine Sports Clubs, Ltd. dated March 9, 1996.***
10.45     First Amendment to Loan Agreement between AT&T Commercial
          Finance Corporation and L.A./Irvine Sports Clubs, Ltd.,
          dated March 12, 1996.***
10.46     401-K Profit Sharing Plan and related Group Annuity Contract
          No. GA-P K522 and Group Separate Account Annuity Contract
          No. GA-P K523, both with Nationwide Life Insurance Company with an effective date of February 1, 1996.****

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.47     First Amendment to Restated Employment Agreement between
          Registrant and John M. Gibbons dated as of April 24,
          1996.#****
10.48     Asset Purchase Agreement among 24 Hour Fitness, Inc., The
          Sports Connection Holding Company, and Registrant dated as of November 1, 1996.****
10.49     Management Agreement by and between Registrant and C.I.T.E.
          Design Corp. dated as of May 2, 1996.****
10.50     Consulting Agreement by and between Registrant and Rex A.
          Licklider dated as of August 1, 1996.#****
10.51     Letter Agreement by and between Registrant and WPI.Koll Asia
          Pacific Advisors dated as of October 9, 1996.****
10.52     Second Amendment to Loan Agreement and related documents
          between AT&T Commercial Finance Corporation and L.A./Irvine
          Sports Clubs, Ltd. dated as of October 11, 1996.****
10.53     Termination Agreement by and among Bally Total Fitness
          Holding Corporation, Bally Total Fitness Corporation,
          Bally's S.C. Management, Inc., The Sports Connection Holding
          Company and Registrant dated October 31, 1996.****
10.54     Fourth Amendment to Athletic Club Lease dated December 11,
          1996, by and between Howard Hughes Properties, Limited
          Partnership, a Delaware limited partnership and The Spectrum
          Club Company, Inc.****
10.55     Agreement by and among Reebok-Sports Club/NY Ltd., Talla New
          York, Inc., RFC, Inc., LMP Health Club Co., Millennium
          Entertainment Partners, L.P. and Registrant dated as of
          December 30, 1996.****
10.56     Letter Agreement between Millennium Entertainment Partners,
          L.P. and the Registrant dated as of March 13, 1997.****
10.57     Loan Agreement entered into by and among the Registrant, The
          Spectrum Club Company, Inc., Pontius Realty, Inc., Sports
          Club, Inc. of California, Irvine Sports Club, Inc.,
          HealthFitness Organization of America, Inc., L.A./Irvine
          Sports Club, Ltd., Talla New York, Inc., SCC Sports Club,
          Inc. and Sumitomo Bank of California dated as of March 20,
          1997.****
10.58     First Amendment to Option Agreement between D. Michael Talla and TTO Partners dated May 27, 1997.*****
10.59     Consulting Agreement between the Registrant and Rex A.
          Licklider. #*****
10.60     First Amendment to Loan Agreement by and among the
          Registrant and various of its subsidiaries and Sumitomo Bank of California dated August 1, 1997.*****
10.61     Second Amendment to Loan Agreement by and among the
          Registrant and various of its subsidiaries and Sumitomo Bank of California dated August 14, 1997.*****
10.62     Settlement Agreement, Agreement for Dismissal and General
          Release and Waiver by and between Century Entertainment,
          L.P., the Registrant and Century City Spectrum Club, Inc.
          dated May 16, 1997.*****
10.63     Modification to the March 13, 1997 letter between Millennium
          Entertainment Partners, L.P. and the Registrant dated June
          10, 1997.*****
10.64     Asset Purchase Agreement between Green Valley Athletic Club
          Limited Partnership and the Registrant dated as of May 1,
          1997.*****
10.65     Agreement of Purchase and Sale of Real Property between
          Green Valley Investment Company, Inc., and the Registrant
          dated as of May 1, 1997.*****
10.66     Agreement for Purchase and Sale of Assets by and among HFA
          Services, Inc., SportsTherapy, Inc. and Larry Schwartz made as of July 1, 1997.*****
10.73     Amended and Restated Loan Agreement by and among the
          Registrant and various of its subsidiaries and Sumitomo Bank of California dated as of February 2, 1998.*****

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.74     Amendment of Lease between Lincoln Metrocenter Partners,
          L.P. and Reebok-Sports Club/NY Ltd. as of January 31,
          1998.*****
10.75     Letter Agreement between AT&T Commercial Finance Corporation and L.A./Irvine Sports Clubs, Ltd. dated January 8,
          1998.*****
10.76     Athletic Club Lease between Millennium Partners LLC and San
          Francisco Sports Club, Inc. dated as of June 22, 1997.*****
10.77     Athletic Club Lease between Millennium Partners LLC and
          Washington D.C. Sports Club, Inc. dated as of June 22,
          1997.*****
10.78     Escrow Instruction to Chicago Title Insurance Company from
          La Salle Fund II and the Registrant dated July 24, 1997
          regarding purchase of real estate in Thousand Oaks,
          California.*****
10.79     First Amendment to Amended and Restated Loan Agreement by
          and among the Registrant and various of its subsidiaries,
          Sumitomo Bank of California and Comerica Bank -- California,
          dated as of February 23, 1998.*****
10.80     Second Amendment to Amended and Restated Loan Agreement by
          and among the Registrant and various of its subsidiaries,
          Sumitomo Bank of California and Comerica Bank -- California,
          dated as of March 16, 1998.******
10.81     Letter Agreement by and between AT&T Capital Corporation and the LA/Irvine Sports Clubs, Ltd., dated as of March 5,
          1998.******
10.82     Letter Agreement by and between the Registrant and Millenium
          Entertainment Partners, L.P., relating to property in
          Houston, Texas, dated March 26, 1998.
10.83     Letter Agreement by and between the Registrant and Millenium
          Entertainment Partners, L.P., relating to property in La
          Jolla, California, dated March 26, 1998.
10.84     Standard Offer, Agreement and Escrow Instructions for
          Purchase of Real Estate by and between the Registrant and
          Riverstone Realty Advisors, LLC, dated March 5, 1998.******
10.85     Offer to Purchase, Sale Agreement and Joint Escrow
          Instructions, by and between TVE, Inc. and University
          Technology Center LP, dated September 2, 1997.******
10.86     Letter Agreement by and between the Registrant and RM Sports
          Club, Inc., relating to potential acquisition transaction, dated March 31, 1998.
23.1      Consent from KPMG Peat Marwick LLP
23.2      Consent of Kinsella, Boesch, Fujikawa & Towle, LLP (See
          Exhibit 5.1)******
24.1      Power of Attorney (included on Page II-10)******


---------------

   # Compensation agreement or plan.

        * Incorporated by reference to the Registrant's Registration Statement on Form S-1, declared effective on October 13, 1994 (SEC file No. 33-79552).

       ** Incorporated by reference to the Registrant's Annual Report on Form
          10-K, filed with the Securities and Exchange Commission on March 31, 1995 (SEC file No. 1-13290).

     *** Incorporated by reference to the Registrant's Annual Report on Form
         10-K, filed with the Securities and Exchange Commission on March 29, 1996 (SEC file No. 1-13290).

    **** Incorporated by reference to the Registrant's Annual Report on Form
         10-K/A, filed with the Securities and Exchange Commission on October 14, 1997 (SEC file No. 1-3290).

  ***** Incorporated by reference to the Registrant's Annual Report on Form
        10-K, filed with the Securities and Exchange Commission on February 27, 1998 (SEC file No. 1-3290).


 ****** Previously filed.